Form 10-K405, Exhibit 13
period 1995-06-30
HUDSON GENERAL CORP
filed 1995-09-19
CIK 48948

                                   EXHIBIT 13


                                The Registrant's

                       1995 Annual Report to Shareholders

                                                      HUDSON GENERAL CORPORATION

                                                              1995 Annual Report


DIVERSE SERVICES

STRENGTH IN MANAGEMENT

DEDICATED EMPLOYEES


[PHOTO 1]


                                                           [HUDSON GENERAL LOGO]

                             LETTER TO SHAREHOLDERS

FELLOW SHAREHOLDERS:

Although financial results for the fiscal year ended June 30, 1995 did not reach the record levels attained in fiscal 1994, Hudson General Corporation did enjoy a very successful and exciting year. We started off the year with our airport ground equipment "co-starring" with Jim Carrey in the hit movie "Dumb and Dumber", and ended it by achieving the second highest revenues and third highest net earnings in the history of the Company.

     This past winter was relatively mild in the midwest and northeast United States as well as in many parts of Canada, especially when compared to the extreme winter in those regions in the previous year. Despite the lack of help that Mother Nature gave our snow removal and de-icing operations in fiscal 1994, fiscal 1995 produced sound financial results. Revenues for the fiscal year ended June 30, 1995 were $135.5 million compared to $142.1 million in fiscal 1994, a decline of $6.6 million. Given that snow removal revenues were $14.2 million lower in fiscal 1995 than in fiscal 1994, and that revenues from our Canadian fixed base operations (FBO's) (which we ceased operating in November 1994) were $6.2 million lower, it is clear that we have found other means of increasing revenues. Overall, we are pleased with the progress our Company made this past year.

FISCAL 1995 HAS SEEN MANY SUCCESSES IN OUR EFFORTS TO EXPAND OUR BUSINESS.

     Bottom line results also showed strength as net earnings were $4,593,000 and earnings per share were $3.69. We believe that these results are due to our successful effort to expand our aviation services business at a moderate pace with conservative risk as well as to ongoing programs to improve efficiency.

     Hudson General and its competitors are being presented with many new business opportunities as the entire airline industry continues to seek ways to return to sustained profitability. Outsourcing "under wing" services to independent aviation service companies such as Hudson General is one of the avenues available to airlines to achieve this goal. In addition, the Open Skies Agreement between the United States and Canada which was signed during fiscal 1995 is increasing air traffic between these neighboring countries and the related need for support services. While competitive pricing remains a primary factor in the award of the new business resulting from these initiatives, the airlines will continue to insist on high quality services. Hudson General excels in such an environment.

     Fiscal 1995 has seen many successes in our efforts to expand our business. We have secured additional contracts as carriers continue to outsource services to independent service companies. Our fueling operations have expanded significantly in Boston, Miami and Chicago. In Boston we have also begun to maintain and operate the fuel farm owned by Delta Air Lines.

     Not all the changes in the airline industry have had a positive effect on Hudson General. In some cases, mergers, alliances and code sharing agreements between airlines can negatively affect our business. For example, when Southwest Airlines acquired Morris Air, our ground handling contract with Morris Air in Salt Lake City was terminated as Southwest brought this function in-house. However, to date the pluses have far outweighed the minuses.

     In Canada, the FBO's which we had operated since 1985 were terminated during fiscal 1995 when the subleases covering their facilities expired. These FBO's originally offered great promise, but changes over the past ten years in the segment of the aviation industry served by these FBO's left us with no alternative but to terminate our involvement in this business. On the other hand, our business of providing services to airlines in Canada continued to perform well in fiscal 1995. A highlight was the obtaining of the contract to provide de-icing and snow removal services for all carriers at Terminal 1 of Pearson International Airport in Toronto.

     We continue to have disappointing sales activity at our real estate joint venture in Hawaii. The recently instituted "Buy/Fly" program which is designed to encourage California residents to visit our project and see its beauty first hand has not produced any sales so far. However, we remain cautiously optimistic that it will yield results as marketing efforts for this program increase. We continue to monitor the Chapter 11 proceedings of Oxford First Corporation, the parent of our joint venture partner, including Oxford's proposals to meet its obligations to the joint venture.

ALSO DURING FISCAL 1995, THE BOARD APPROVED THE RESUMPTION OF A REGULAR SEMI-ANNUAL DIVIDEND.

  Effective March 15, 1995 the Company amended its Revolving Credit Agreement with a group of banks to extend the term by two years to December 31, 2000 and reduce the interest rate on outstanding borrowings. The amendment also permits the Company, until March 31, 1996, to expend up to $3.0 million to repurchase shares of its common stock (so long as no proceeds from borrowings under the Revolving Credit Agreement are utilized for such purpose) and also continues to allow the Company to expend a maximum of $1.2 million per fiscal year for stock repurchases subject to certain earnings and net worth tests, less the amount of dividends paid on the Company's stock.

     In April 1995, the Board of Directors approved the repurchase of up to 150,000 shares of the Company's common stock from time to time, and as of August 25, 1995 the Company had repurchased 112,800 shares in the open market for an aggregate purchase price of approximately $2.0 million. The Board believes that this repurchase program will enhance shareholder value and is an excellent use of a portion of the Company's available cash. Also during fiscal 1995, the Board approved the resumption of the payment of a regular semi-annual dividend and declared two such dividends of 25 cents per share of common stock. The dividend had been discontinued after July 1989, at which time the semi-annual rate was 20 cents per share.

     We once again would like to thank our employees for their hard work and dedication. We also thank our customers, suppliers and banking group for their loyalty and confidence in us. Finally, we thank our shareholders for their continued trust and support.

Sincerely,


/s/ Jay B. Langner
Jay B. Langner

Chairman of the Board, President and
Chief Executive Officer



/s/ Paul R. Pollack
Paul R. Pollack

Executive Vice President and Chief Operating Officer



/s/ Michael Rubin
Michael Rubin

Executive Vice President and Chief Financial Officer

                                AVIATION SERVICES

Hudson General Corporation is one of the major aviation services companies engaged in providing a broad array of services at airports throughout the United States and Canada.

     Aircraft ground handling services are provided to domestic and international airlines, and include: aircraft marshaling; loading and off-loading of baggage, freight and commissary items; passenger ticketing; porter and wheelchair services; aircraft cleaning; de-icing; ramp sweeping and glycol recovery; water and lavatory service; maintenance and service checks; weight and balance; cargo and mail transferring; aircraft pushbacks; ground power and air-conditioning.

[PHOTO 2]

     Ground transportation services are provided for airline passengers and airport employees through Hudson General operated airport shuttle bus systems and ground transportation information kiosks. These operations also include operation and maintenance of passenger boarding bridges and specialized airfield passenger transport vehicles. Besides its airport-related transportation services, Hudson General provides transportation management services for various governmental agencies and authorities.

     Aircraft fueling services are offered through contract fueling, fuel management and retail sales of fuel. Contract fueling services are provided to airlines and fuel suppliers by delivery of fuel from airport storage facilities into commercial aircraft. Fuel management services consist of acting as an agent, managing the purchase, supply and distribution of fuel both domestically and internationally for regional scheduled and international cargo carriers, as well as charter passenger airlines.

     Hudson General also operates one of the newest and most technologically advanced perishables center at any airport in the United States for cargo requiring a climate-controlled environment.

[PHOTO 3]

[PHOTO 4]

[PHOTO 5]

[PHOTO 6]


     Snow removal services are performed at airports in the northeastern and midwestern United States under contracts with airport operators and airlines serving these airports. Snow removal services are also performed at various seaport facilities.

     Maintenance services are provided for ground support, cargo handling, ground transportation and other airport related equipment. In addition, building maintenance services are provided at both terminal and hangar facilities. In Salt Lake City, hangar facilities and tie-down services are offered to the general aviation community including corporate and private aircraft owners.

     This year Hudson General will be celebrating its thirty-fifth anniversary as it continues to bring to its customers the broad experience and knowledge of aviation services they need, with the quality they demand, to help them succeed in the highly competitive aviation industry.

[PHOTO 7]

LAND DEVELOPMENT

Hudson General is a 50% partner in a joint venture to develop approximately 4,000 contiguous acres of land situated in the North Kohala District on the Island of Hawaii. The Project is being developed in four successive phases. Substantially all of the parcels in Phases I and II, which comprise approximately 2,100 acres of the Project, have been sold. Phase III consists of 100 five acre parcels, with 86 parcels remaining available for sale.

    During fiscal 1992, the County of Hawaii passed an ordinance pursuant to which, after the obtaining of subdivision approvals, Phase IV could be developed into 1,490 units. The validity of this ordinance has been challenged in a lawsuit brought by two local residents of Hawaii, and development of Phase IV must await the ultimate outcome of this litigation.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

                   Hudson General Corporation and Subsidiaries

RESULTS OF OPERATIONS

FISCAL 1995 COMPARED WITH FISCAL 1994

    Revenues decreased from $142.1 to $135.5 million, a decrease of $6.6 million, or 4.7%. The decrease reflects lower: (i) snow removal revenues of $14.2 million due mainly to the mild winter weather during fiscal 1995; (ii) aircraft fueling and hangar rental revenues in Canada of $6.2 million due to lower volumes of retail fuel sales and the expiration on October 31, 1994 of the Company's subleases (see Note 4) at its Canadian fixed base operations (FBO's); and (iii) revenues due to the effect of fluctuation in the average rates of exchange used in translating Canadian revenues to their U.S. dollar equivalent. Partially offsetting the revenue decreases were higher: (i) ground handling service revenues (net of decreased sales volumes of de-icing fluid) of $7.1 million due primarily to expanded services to new and existing customers and to a new contract to provide various winter related aircraft ground handling services at Terminal 1 in Toronto's Lester B. Pearson International Airport;
(ii) domestic aircraft fueling revenues of $5.2 million resulting primarily from expanded intoplane fueling services at new and existing locations; (iii) ground transportation revenues of $1.6 million due mainly to expanded services to existing customers; and (iv) building maintenance revenues of $.8 million due primarily to expanded services to new and existing customers in the U.S.

    Costs and expenses were substantially unchanged at $128.5 million in fiscal 1995 as compared with $128.6 million in fiscal 1994. Operating costs decreased by $.4 million, or .3%. The decrease was attributable to lower: (i) snow removal costs due to the mild winter weather in the U.S.; (ii) fuel and facility rental costs related to the Company's Canadian FBO's (see Note 4); and (iii) the effect of fluctuation in the average rates of exchange used in translating Canadian costs to their U.S. dollar equivalent. Partially offsetting the decreases were higher: (i) domestic labor and related costs due primarily to expanded services to new and existing customers; (ii) equipment rental costs due mainly to expanded intoplane fueling services; (iii) labor and related costs associated with ground handling operations in Canada due primarily to expanded services to new and existing customers; and (iv) domestic maintenance associated with expansion of the Company's fleet of equipment.

    Depreciation and amortization expenses increased from $7.0 to $7.5 million, an increase of $.5 million, or 6.9%. The increase was due primarily to the accelerated amortization of the remaining carrying value of leasehold improvements made to a hangar facility at a domestic airport location (see Note
3).

    Selling, general and administrative expenses increased from $13.8 to $14.3 million, an increase of $.5 million, or 3.6%, due mainly to higher facility, personnel and related costs associated with the Company's expanded operations as noted above.

    Interest expense decreased from $1.3 to $.6 million, a decrease of $.7 million, or 56.4%, due mainly to lower average outstanding borrowings and the increase in the Company's capitalization of interest on its advances to its real estate joint venture in Hawaii (the Venture).

    Earnings before equity in loss of joint venture, provision (benefit) for income taxes, extraordinary item and cumulative effect of change in the method of accounting for income taxes decreased from $13.5 to $7.0 million, a decrease of $6.5 million, or 48.3%, due primarily to reduced results from snow removal operations and lower sales volumes of de-icing fluid due mainly to the mild winter weather; the accelerated amortization of the remaining carrying value of leasehold improvements; and higher selling, general and administrative expenses as described above. Partially offsetting the decreases were improved results from domestic aircraft fueling and ground transportation operations and lower interest expense.

    Results of the Company's aircraft ground handling operations fluctuate depending upon the flight activity and schedules of customers and the ability of the Company to deploy equipment and manpower in the most efficient manner to service such customers.

    The Company's snow removal and aircraft de-icing services are seasonal in nature. The results of these operations are normally reflected in the second and third quarters of the fiscal year, and fluctuate depending upon the severity of the winter season.

    The Company's 50% share of losses from the Venture increased from $1.8 to $2.7 million, an increase of $.9 million, or 52.5%. The increase in the Venture's losses is due mainly to the cessation of interest capitalization by the Venture on Phase IV of the Project as of July 1, 1994. As is usual for companies with land development operations, the contribution to future results from such operations will fluctuate depending upon land sales closed in each reported period.

    The Company's provision (benefit) for income taxes decreased from a provision of $4.4 million to a benefit of $.4 million, a decrease of $4.8 million. The decrease reflects lower federal and state tax provisions totaling $3.5 million due to decreased pre-tax earnings in the U.S., and the recognition in fiscal 1995 of $1.3 million of deferred tax assets resulting from a reevaluation of the operating results of the Company's Canadian subsidiary (see
Note 7).

    The state of the North American aviation industry has resulted in increased competitive pressures on the pricing of aviation services and in the exploration of alliances between major commercial airline carriers. While these factors may have an adverse effect on the Company, the state of the airline industry has resulted in several airlines outsourcing services to independent aviation service companies. This trend as well as the Open Skies Agreement between the United States and Canada, whereby there will be more access for airlines to fly between these bordering countries, has provided additional opportunities for the Company. The Company is unable, at this time, to evaluate the full impact of these factors.

    The compliance with federal, state and local provisions which have been enacted or adopted regulating the discharge of materials into the environment did not have a material effect upon the Company's capital expenditures or results of operations for fiscal 1995, 1994 and 1993, or competitive position. However, the federal government and many state and local governments have enacted or proposed legislation and regulations with respect to storage facilities for fuel, petroleum-based products and chemicals, the disposal of hazardous waste materials, storm water discharges, and financial responsibility for possible liability exposures relating to fuel storage facilities. Compliance with such legislation and regulations has resulted in expenditures by the Company, including

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

                  Hudson General Corporation and Subsidiaries
                                  (Continued)

expenditures for the testing, decommissioning and/or replacement of certain of its fuel and de-icing fluid storage facilities, and the clean-up of fuel spills. The Company is presently engaged in several such decommissioning, replacement and clean-up projects, and it is anticipated that additional such expenditures, the amount of which is presently not expected to be material, will be required.

    In addition, airport authorities are coming under increasing pressure to clean-up previous contamination at their facilities, and are seeking financial contributions from airport tenants and companies which operate at their airports. The Company cannot predict at this time, the amount, if any, that it may be required to pay in connection with such airport authority initiatives.

FISCAL 1994 COMPARED WITH FISCAL 1993

    Revenues increased from $132.2 to $142.1 million, an increase of $9.9 million, or 7.5%. The increase reflects higher: (i) snow removal revenues of $8.9 million due mainly to the severe winter weather in the United States in fiscal 1994; (ii) ground handling service revenues of $2.8 million due primarily to expanded services to new and existing customers in the U.S.; (iii) ground transportation revenues aggregating $1.6 million due mainly to expanded services to existing customers; and (iv) building maintenance revenues of $1.0 million due primarily to expanded services to new and existing customers in the U.S. Partially offsetting the revenue increases were lower: (i) aircraft fueling revenues of $1.4 million resulting primarily from lower volumes of retail fuel sales at the Company's Canadian FBO's and the cessation of operations at Long Island MacArthur Airport, net of increases in domestic intoplane fueling revenues; and (ii) revenues due to the effect of fluctuation in the average rates of exchange used in translating Canadian revenues to their U.S. dollar equivalent.

    Costs and expenses decreased from $129.7 to $128.6 million, a decrease of $1.2 million, or .9%. The principal reason for this decrease was that fiscal 1993 costs and expenses included accelerated amortization of the remaining carrying value of leasehold rights related to the Company's Canadian FBO's in the amount of $4.3 million (the FBO Accelerated Amortization). Operating costs increased from $103.2 to $106.4 million, an increase of $3.3 million, or 3.2%. The increase was attributable to higher: (i) snow removal costs; (ii) domestic labor and related costs due primarily to expanded services to new and existing customers; (iii) equipment rental costs due mainly to expanded intoplane fueling and ground transportation services; and (iv) maintenance costs associated with expansion of the Company's fleet of equipment and increased use in snow removal operations. Partially offsetting the increases were lower: (i) labor and related costs associated with ground handling operations in Canada due mainly to a reduction in employees associated with improved manpower utilization resulting from favorable changes to the flight activity and schedules of the Company's airline customers; (ii) fuel costs due primarily to lower volumes of retail fuel sales at the Company's Canadian FBO's; and (iii) the effect of fluctuation in the average rates of exchange used in translating Canadian costs to their U.S. dollar equivalent.

    Depreciation and amortization expenses decreased from $7.2 to $7.0 million, a decrease of $.2 million, or 2.2%. The decrease reflects the absence of amortization of leasehold rights related to the Company's Canadian FBO's as such rights were fully amortized as of June 30, 1993 due to the FBO Accelerated Amortization.

    Selling, general and administrative expenses increased from $13.3 to $13.8 million, an increase of $.5 million, or 4.0%, due to higher administrative and related costs mainly attributable to higher bonus provisions under the Company's Executive Incentive Program, which were partially offset by a decrease of $.7 million in the provision for bad debts.

    Interest expense decreased from $1.8 to $1.3 million, a decrease of $.5 million, or 27.8%, due to: (i) the prepayment in fiscal 1993 of the remaining balance of the Company's privately held 14% subordinated notes; (ii) lower average outstanding borrowings; and (iii) the payment of the remaining balance of the Company's 11% debentures in fiscal 1993.

    Earnings before equity in loss of joint venture, provision (benefit) for income taxes, extraordinary item and cumulative effect of change in the method of accounting for income taxes increased from $2.5 to $13.5 million, an increase of $11.0 million, due mainly to: (i) the absence in fiscal 1994 of the FBO Accelerated Amortization; (ii) improved results from snow removal operations;
(iii) improved margins from ground handling operations; (iv) improved results from ground transportation operations; and (v) lower interest expense. Partially offsetting the increase were: (i) reduced results from the Company's Canadian FBO's; and (ii) higher selling, general and administrative expenses as described above.

    The Company's 50% share of losses from the Venture decreased from $2.8 to $1.8 million, a decrease of $1.0 million, due mainly to reduced provisions during fiscal 1994 for a Hawaii excise tax and doubtful mortgage receivables. The Venture's losses resulted mainly from a lack of sales of the Venture's land parcels, which sales were negatively impacted by general economic conditions. Effective July 1, 1993, the Company and its Venture partner (the Partners) reduced the interest rate that the Venture must pay for advances made to it by the Partners from 1% over prime to 1% below prime to reflect lower incremental borrowing costs of the Partners. This change resulted in a reduction of interest expense to the Venture of $.3 million for fiscal 1994 compared with fiscal 1993 net of lower interest income on mortgage receivables.

    Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (FAS 109), Accounting for Income Taxes, and reported a benefit of $450,000 as the cumulative effect of the change in the method of accounting for income taxes. Such benefit was reported inclusive of the effect of the Canadian net operating loss carryforwards referred to in the next paragraph, net of the related valuation allowance, in the consolidated statements of operations.

    The Company's provision for income taxes increased from $1.7 to $4.4 million, an increase of $2.7 million, due to higher provisions for federal and state income taxes associated with increased pre-tax earnings in the U.S. Pursuant to FAS 109, the Company utilized in full its

Canadian net operating loss carryforwards and a portion of its depreciation differences to offset its provision for foreign income taxes in the amount of $.8 million.

LIQUIDITY AND CAPITAL EXPENDITURES AND COMMITMENTS

    The Company's recurring sources of liquidity are funds provided from operations and bank lines of credit. The Company has a Revolving Credit Agreement (the Credit Agreement) with a group of banks, as amended during fiscal 1995, which provides for a revolving credit facility pursuant to which the Company may borrow funds (including outstanding letters of credit) to a limit of $18.3 million (the Limit) until March 31, 1997. At such time, and at the end of each subsequent quarter, the Limit will be reduced by one-sixteenth of the Limit that was in effect on December 31, 1996 until December 31, 2000, at which time the Credit Agreement terminates. As of June 30, 1995, there were no direct borrowings and $3.7 million of letters of credit were outstanding under the Credit Agreement.

    In fiscal 1995, 1994 and 1993, net cash provided by operating activities was $19.7, $16.4, and $10.8 million, respectively. Capital expenditures net of proceeds from the sale of property and equipment were $9.9, $9.2, and $5.5 million in fiscal 1995, 1994 and 1993, respectively. Net cash advanced to the Venture was $1.7, $.9 and $.2 million in fiscal 1995, 1994 and 1993, respectively. Net cash used by financing activities was $2.2, $5.7 and $2.6 million for fiscal 1995, 1994 and 1993, respectively. Cash and cash equivalents were $12.6, $6.7, and $6.4 million at June 30, 1995, 1994 and 1993, respectively. At June 30, 1995 the Company had commitments to fund approximately $5.1 million for operating equipment, the majority of which is expected to be expended during the first six months of fiscal 1996. Capital expenditures are primarily for equipment and facilities used in the Company's operations. The Company is unable to determine the extent of additional future capital expenditures since, as a service company, its capital expenditure requirements fluctuate depending upon facility requirements and equipment purchases associated with the Company's ability to successfully obtain additional contracts.

    During fiscal 1995, the Board of Directors approved the repurchase of up to 150,000 shares of the Company's common stock from time to time in either open market or privately negotiated transactions. As of August 25, 1995 the Company had repurchased in the open market 112,800 shares for an aggregate purchase price of approximately $2.0 million pursuant to this authorization.

    At June 30, 1995, the Venture had commitments aggregating $2.9 million for project expenditures. Included in this amount is $1.7 million for the construction of water well equipment and a reservoir by June 30, 1996. It is expected that funds for most of the Venture's other commitments will be expended subsequent to fiscal 1996. In addition, the Venture is obligated to repurchase during fiscal 1996 and 1997 the unpaid balance of certain mortgage receivables that were previously sold to two banks (see Note 6). The Venture has begun discussions with financial institutions to extend or refinance such obligations.

    During fiscal 1992, the County of Hawaii passed an ordinance pursuant to which the Venture, after subdivision approvals are obtained, would be able to develop Phase IV of the project into 1,490 units. Pursuant to such ordinance, the Venture is required to expend (in addition to the commitments noted above) approximately $2.3 million for improvements and in lieu payments. Shortly after passage of the ordinance, a lawsuit against the County of Hawaii was filed by two local residents of Hawaii (Plaintiffs) seeking to invalidate such ordinance on various grounds including that the ordinance was adopted without following State of Hawaii procedure relating to the preparation of an Environmental Impact Statement. During fiscal 1993, the Judge in this action granted Plaintiffs' motion for partial summary judgment without indicating any effect on Phase IV zoning. The County and the Venture have appealed this ruling. The appeal was heard before the Hawaii Supreme Court in March 1994, and the Court has taken the matter under advisement. The Venture cannot, at this time, determine the impact of the Court's ruling on the timing of development of Phase IV or the expenditures related thereto.

    The Joint Venture Agreement provides that the Company and its partner in the Venture, Oxford Kohala, Inc. (the Partner) are obligated to make equal advances of any of the Venture's required fundings. It is anticipated that the Venture's capital commitments will be funded by cash flow from its operations and advances from the Company and the Partner. It is expected that any advances which the Company may be required to make to the Venture will be provided from the Company's cash flow and lines of credit. Pursuant to the Credit Agreement the Company may advance up to $2.0 million to the Venture in any fiscal year or up to $4.0 million during the term of the Credit Agreement, net of any distributions received from the Venture by the Company during such periods. Since the inception of the Credit Agreement the Company has increased its net advances to the Venture by $2.8 million. Distributions, if any, received by the Company with respect to the Venture, net of advances made by the Company during the applicable period, in excess of $4.0 million in any four consecutive quarters, or in excess of $2.0 million in any fiscal year, reduce the Limit. At present, it is anticipated that the advances required to meet the obligations of the Venture will not exceed the limits set forth in the Credit Agreement or that the Credit Agreement will be amended to allow for any excess.

    The Partner is a subsidiary of Oxford First Corporation (Oxford First). On October 13, 1994, Oxford First filed for reorganization under Chapter 11 of the Bankruptcy Code. Pursuant to an order of the Bankruptcy Court dated November 28, 1994, Oxford First (through its subsidiary, The Oxford Finance Companies, Inc.) was permitted to transfer funds to the Partner in an aggregate amount not to exceed $376,000 with respect to the period October 1, 1994 through March 31, 1995, which amounts were intended to enable the Partner to make its share of advances required by the Venture. The amount so authorized by the Bankruptcy Court was not sufficient to allow the Partner to make its full share of required

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

                   Hudson General Corporation and Subsidiaries
                                   (Continued)


advances. To date, the Company has opted to make additional advances (the Additional Advances) to cover the Partner's funding deficiency. The Company has filed a claim with the Bankruptcy Court in an amount equal to the Additional Advances. In addition, Oxford First has filed an amended reorganization plan with the Bankruptcy Court contemplating Oxford First's transfer of funds to the Partner in amounts set forth in the plan covering periods through December 31, 1997. The Company, at present, is unable to determine whether the Bankruptcy Court will confirm Oxford First's reorganization plan so as to enable Oxford First to transfer additional funds to the Partner or whether any transfers authorized by the Bankruptcy Court will be sufficient in order for the Partner to make its share of future advances to the Venture. Should the Partner be unable to make its share of future advances to the Venture, the Company has the option to make Additional Advances (subject to its right of reimbursement) necessary up to the limits set forth in the Credit Agreement. The Partner did not file for reorganization under Chapter 11 of the Bankruptcy Code. During fiscal 1995, the Company advanced $1.7 million to the Venture including $.5 million of Additional Advances.

    The extent to which advances to the Venture will be required in the future, as well as the timing of the return to the Company of the advances made by it, will depend upon the amount of sales generated by the Venture, the terms upon which parcels are sold, expenses incurred in the planning and development of future phases of the Project and the ability of the Partner to fund its obligations under the Joint Venture Agreement. The general economic climate has negatively impacted the sale of the Venture's land parcels.

    It is expected that the sources of the Company's liquidity, as noted above, will provide sufficient funding to allow the Company to meet its liquidity requirements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                          Fiscal Years Ended June 30,
                                                     -------------------------------------------------------------
                                                        1995       1994       1993           1992          1991
                                                     -------------------------------------------------------------
                                                                  (in thousands, except per share amounts)

Revenues ..........................................   $135,453   $142,075   $ 132,186       $126,744      $128,978
Earnings (loss) before extraordinary items and
  cumulative effect of change in the method of
  accounting for income taxes .....................      4,593      7,310      (2,045)(a)      1,128         2,723
Earnings (loss) per share before extraordinary
  items and cumulative effect of change in the
  method of accounting for income taxes:
   Primary ........................................       3.69       5.86       (1.65)           .90          2.19
   Fully diluted ..................................       2.67       3.96       (1.65)          1.06          1.79
Net earnings (loss) ...............................      4,593      7,760      (2,180)(a)      2,005(b)      4,014(b)
Net earnings (loss) per share:
   Primary ........................................       3.69       6.22       (1.75)          1.60          3.23
   Fully diluted ..................................       2.67       4.17       (1.75)          1.47          2.39
Total assets ......................................     87,568     77,889      72,414         79,038        82,870
Long-term obligations less current maturities .....     29,000     29,000      32,700         34,800        39,416
Capital expenditures ..............................     10,806      9,815       5,786          7,359         6,175
Cash dividends per common share ...................        .50         --          --             --            --
                                                     =============================================================

For information related to restrictions on the payment of cash dividends see
Note 5.
(a) Includes $4,287 of accelerated amortization of leasehold rights related to the Company's Canadian Fixed Base Operations.
(b) Includes extraordinary tax benefit from net operating loss carryforwards of $800 and $1,123 in fiscal 1992 and 1991, respectively.

                                                                 Fiscal 1995                    Fiscal 1994
                                                              ------------------------------------------------
Market Price Range*                                            High        Low               High         Low
                                                              ------------------------------------------------
First Quarter . . . . . . . . . . . . . . . . . . . . . . .   20          15 1/8            12 3/8      10 3/4
Second Quarter  . . . . . . . . . . . . . . . . . . . . . .   18 3/8      15 7/8            15 1/8      11 1/8
Third Quarter . . . . . . . . . . . . . . . . . . . . . . .   16 3/4      15 3/4            16 7/8      13 1/2
Fourth Quarter  . . . . . . . . . . . . . . . . . . . . . .   20 1/2      16                16 3/4      15 1/8
                                                              ------------------------------------------------

* The range of per share closing prices of the Company's common stock on the American Stock Exchange in each fiscal quarter from July 1, 1993 through June 30, 1995.

  At June 30, 1995, there were 220 record holders of the Company's common stock.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                   Hudson General Corporation and Subsidiaries




                                                                                               Year Ended June 30,
                                                                                      ----------------------------------------
                                                                                        1995            1994            1993
                                                                                      ----------------------------------------
                                                                                      (in thousands, except per share amounts)

Revenues  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $135,453        $142,075        $132,186
                                                                                      ----------------------------------------
Costs and expenses:
  Operating . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      106,070         106,424         103,160
  Depreciation and amortization . . . . . . . . . . . . . . . . . . . . . . . . .        7,528           7,042           7,202
  Selling, general & administrative . . . . . . . . . . . . . . . . . . . . . . .       14,306          13,806          13,280
  Interest  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          559           1,283           1,776
  Accelerated amortization of leasehold rights  . . . . . . . . . . . . . . . . .            -               -           4,287
                                                                                      ----------------------------------------
    Total costs and expenses  . . . . . . . . . . . . . . . . . . . . . . . . . .      128,463         128,555         129,705
                                                                                      ----------------------------------------
Earnings before equity in loss of joint venture, provision (benefit) for income taxes, extraordinary item and cumulative effect of change
  in the method of accounting for income taxes  . . . . . . . . . . . . . . . . .        6,990          13,520           2,481
Equity in loss of joint venture . . . . . . . . . . . . . . . . . . . . . . . . .       (2,747)         (1,801)         (2,788)
                                                                                      ----------------------------------------
Earnings (loss) before provision (benefit) for income taxes, extraordinary item and cumulative effect of change
  in the method of accounting for income taxes  . . . . . . . . . . . . . . . . .        4,243          11,719            (307)
Provision (benefit) for income taxes  . . . . . . . . . . . . . . . . . . . . . .         (350)          4,409           1,738
                                                                                      ----------------------------------------
Earnings (loss) before extraordinary item and cumulative effect of
  change in the method of accounting for income taxes . . . . . . . . . . . . . .        4,593           7,310          (2,045)
Extraordinary loss on repurchase of debt (net of applicable income taxes) . . . .            -               -            (135)
Cumulative effect of change in the method of accounting for income taxes  . . . .            -             450               -
                                                                                      ----------------------------------------
Net earnings (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  4,593        $  7,760        $ (2,180)
                                                                                      ========================================
Earnings (loss) per share, primary:
  Earnings (loss) before extraordinary item and cumulative effect of
    change in the method of accounting for income taxes . . . . . . . . . . . . .     $   3.69        $   5.86        $  (1.65)
  Extraordinary item  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            -               -            (.11)
  Cumulative effect of change in the method of accounting
    for income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            -             .36               -
                                                                                      ----------------------------------------
  Net earnings (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $   3.69        $   6.22        $  (1.75)
                                                                                      ========================================
Earnings (loss) per share, fully diluted:
  Earnings (loss) before extraordinary item and cumulative effect of
    change in the method of accounting for income taxes . . . . . . . . . . . . .     $   2.67        $   3.96        $  (1.65)
  Extraordinary item  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            -               -            (.11)
  Cumulative effect of change in the method of accounting for income taxes  . . .            -             .21               -
                                                                                      ----------------------------------------
  Net earnings (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $   2.67        $   4.17        $  (1.75)
                                                                                      ========================================

          See accompanying notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS

                   Hudson General Corporation and Subsidiaries

                                                                                     June 30,
                                                                               --------------------
                                                                                1995          1994
                                                                               --------------------
                                                                                   (in thousands)
Assets
Current assets:
  Cash and cash equivalents   . . . . . . . . . . . . . . . . . . . . . . .    $12,613      $ 6,727
  Accounts and notes receivable - net   . . . . . . . . . . . . . . . . . .     14,457       14,628
  Inventory   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        936          904
  Prepaid expenses and other assets   . . . . . . . . . . . . . . . . . . .        876        1,090
  Deferred income taxes   . . . . . . . . . . . . . . . . . . . . . . . . .      4,602        2,946
                                                                               --------------------
           Total current assets . . . . . . . . . . . . . . . . . . . . . .     33,484       26,295
Property, equipment and leasehold rights at cost, less accumulated
  depreciation and amortization   . . . . . . . . . . . . . . . . . . . . .     33,864       31,047
Investment in Hawaii joint venture - net  . . . . . . . . . . . . . . . . .     16,065       15,621
Long-term receivables - net . . . . . . . . . . . . . . . . . . . . . . . .      2,585        3,138
Other assets - net  . . . . . . . . . . . . . . . . . . . . . . . . . . . .        770          862
Excess cost over fair value of net assets acquired. . . . . . . . . . . . .        800          926
                                                                               --------------------
                                                                               $87,568      $77,889
                                                                               ====================
Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $12,305      $ 8,652
  Income taxes payable  . . . . . . . . . . . . . . . . . . . . . . . . . .      1,557        1,224
  Accrued expenses and other liabilities  . . . . . . . . . . . . . . . . .     21,233       18,079
                                                                               --------------------
           Total current liabilities  . . . . . . . . . . . . . . . . . . .     35,095       27,955
                                                                               --------------------
Long-term debt, subordinated  . . . . . . . . . . . . . . . . . . . . . . .     29,000       29,000
Deferred income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,857        1,711
                                                                               --------------------
           Total noncurrent liabilities . . . . . . . . . . . . . . . . . .     30,857       30,711
                                                                               --------------------
Stockholders' Equity:
  Serial preferred stock (authorized 100,000 shares
         of $1 par value) - none outstanding  . . . . . . . . . . . . . . .         --           --
  Common stock (authorized 7,000,000 shares of $1 par value) -
         issued 1,253,802 and 1,250,802 shares  . . . . . . . . . . . . . .      1,254        1,251
  Paid in capital   . . . . . . . . . . . . . . . . . . . . . . . . . . . .      6,759        6,717
  Retained earnings   . . . . . . . . . . . . . . . . . . . . . . . . . . .     16,707       12,716
  Equity adjustments from foreign currency translation  . . . . . . . . . .     (1,483)      (1,461)
  Treasury stock, at cost, 96,600 shares  . . . . . . . . . . . . . . . . .     (1,621)          --
                                                                               --------------------
           Total stockholders' equity . . . . . . . . . . . . . . . . . . .     21,616       19,223
                                                                               --------------------
                                                                               $87,568      $77,889
                                                                               ====================


          See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                   Hudson General Corporation and Subsidiaries

                                                  For the Years Ended June 30, 1995, 1994 and 1993
                                ------------------------------------------------------------------------------------


                                                                                Equity
                                    Common Stock                             Adjustments
                                       Issued                                From Foreign
                                -------------------   Paid in    Retained     Currency      Treasury   Stockholders'
                                 Shares     Amounts   Capital    Earnings    Translation      Stock       Equity
                                ------------------------------------------------------------------------------------
(in thousands, except share amounts)

Balance, June 30, 1992 ......   1,242,802   $1,243    $6,607     $  7,136      $    80      $    --       $15,066
  Equity adjustment from
    foreign currency
    translation .............          --       --        --           --         (745)          --          (745)
  Net loss ..................          --       --        --       (2,180)          --           --        (2,180)
                                ----------------------------------------------------------------------------------
Balance, June 30, 1993 ......   1,242,802    1,243     6,607        4,956         (665)          --        12,141
  Common stock issued in
    connection with exercise
    of stock options ........       8,000        8       110           --           --           --           118
  Equity adjustment from
    foreign currency
    translation .............          --       --        --           --         (796)          --          (796)
  Net earnings ..............          --       --        --        7,760           --           --         7,760
                                ----------------------------------------------------------------------------------
Balance, June 30, 1994 ......   1,250,802    1,251     6,717       12,716       (1,461)          --        19,223
  Common stock issued in
    connection with exercise
    of stock options ........       3,000        3        42           --           --           --            45
  Dividends ($.50 per share)           --       --        --         (602)          --           --          (602)
  Equity adjustment from
    foreign currency
    translation .............          --       --        --           --          (22)          --           (22)
  Purchase of treasury stock           --       --        --           --           --       (1,621)       (1,621)
  Net earnings ..............          --       --        --        4,593           --           --         4,593
                                ----------------------------------------------------------------------------------
Balance, June 30, 1995 ......   1,253,802   $1,254    $6,759     $ 16,707      $(1,483)     $(1,621)      $21,616
                                ==================================================================================

          See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                   Hudson General Corporation and Subsidiaries

                                                                                           Year Ended June 30,
                                                                                    ---------------------------------
                                                                                      1995        1994          1993
                                                                                    ---------------------------------
                                                                                             (in thousands)

Cash flows from operating activities:
  Earnings (loss) before extraordinary item and cumulative effect of
    change in the method of accounting for income taxes .........................   $  4,593    $  7,310    $ (2,045)
  Adjustments to reconcile earnings (loss) before extraordinary item and cumulative effect of change in the method of accounting for income taxes to net cash provided by operating activities:
      Depreciation and amortization .............................................      7,528       7,042       7,202
      Provision for losses on accounts receivable - net .........................        178         160         878
      Accelerated amortization of leasehold rights ..............................         --          --       4,287
      Loss on repurchase of debt ................................................         --          --        (135)
      Increase (decrease) in deferred income taxes excluding cumulative
        effect of change in the method of accounting for income taxes ...........        149         178        (408)
      Equity in loss of joint venture ...........................................      2,747       1,801       2,788
      Capitalization of interest cost on Hawaii joint venture advances ..........     (1,471)       (947)     (1,035)
      Gain on sale of equipment .................................................       (454)       (133)       (238)
      Change in other current assets and liabilities:
         Accounts and notes receivable ..........................................          5      (2,797)       (479)
         Inventory - net ........................................................        (31)       (121)        216
         Prepaid expenses and other assets ......................................        215         129        (316)
         Deferred income taxes ..................................................     (1,656)     (1,489)         82
         Accounts payable .......................................................      3,650       1,261       2,150
         Income taxes payable ...................................................        333         575         186
         Accrued expenses and other liabilities .................................      3,136       3,123      (2,594)
      Decrease (increase) in other assets .......................................         92         155         (12)
      Decrease in long-term receivables - net ...................................        553          23         115
      Other - net ...............................................................        127         130         145
                                                                                    ---------------------------------
         Net cash provided by operating activities ..............................     19,694      16,400      10,787
                                                                                    ---------------------------------
Cash flows from investing activities:
  Purchases of property, equipment and leasehold rights .........................    (10,806)     (9,815)     (5,786)
  Proceeds from sale of property and equipment ..................................        935         648         270
  Advances to Hawaii joint venture - net ........................................     (1,720)       (870)       (206)
                                                                                    ---------------------------------
         Net cash used by investing activities ..................................    (11,591)    (10,037)     (5,722)
                                                                                    ---------------------------------
Cash flows from financing activities:
  Proceeds from issuance of common stock ........................................         45         118          --
  Cash dividends paid ...........................................................       (602)         --          --
  Purchase of treasury stock ....................................................     (1,621)         --          --
  Proceeds from borrowings ......................................................         --         500      15,580
  Principal repayments of borrowings ............................................         --      (6,333)    (18,147)
                                                                                    ---------------------------------
         Net cash used by financing activities ..................................     (2,178)     (5,715)     (2,567)
                                                                                    ---------------------------------
Effect of exchange rate changes on cash .........................................        (39)       (297)        (66)
                                                                                    ---------------------------------
Net increase in cash and cash equivalents .......................................      5,886         351       2,432
                                                                                    ---------------------------------
Cash and cash equivalents at beginning of year ..................................      6,727       6,376       3,944
                                                                                    ---------------------------------
Cash and cash equivalents at end of year ........................................   $ 12,613    $  6,727    $  6,376
                                                                                    =================================

           See accompanying notes to consolidated inancial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   Hudson General Corporation and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND CONSOLIDATION: The consolidated financial statements include the accounts of Hudson General Corporation and its subsidiaries (the Company). A land development venture in which the Company has a 50% interest (the Venture) is accounted for under the equity method of accounting (see Note
6). All material intercompany accounts and transactions have been eliminated in consolidation.

INVENTORIES: Inventories are carried at the lower of average cost or market.

DEPRECIATION AND AMORTIZATION: Depreciation of property and equipment is provided on the straight-line method over their estimated useful lives. Leasehold rights are being amortized over the original and anticipated renewal terms of the underlying leases.

EXCESS COST OVER FAIR VALUE OF NET ASSETS ACQUIRED: The excess cost over fair value of net assets acquired, net of accumulated amortization of $1,188,000 and $1,060,000 at June 30, 1995 and 1994, respectively, is amortized on a straight-line basis over periods not to exceed forty years.

INCOME TAXES: Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes", which requires the use of the liability method of accounting for deferred income taxes (see Note 7).

FOREIGN CURRENCY TRANSLATION: The financial position and results of operations of the Company's Canadian operations are measured using local currency as the functional currency. Assets and liabilities are translated into U.S. dollars at year-end rates of exchange, and revenues and expenses are translated at the average rates of exchange for the year. Gains or losses resulting from translating foreign currency financial statements are accumulated as a separate component of stockholders' equity.

STATEMENTS OF CASH FLOWS: For purposes of the consolidated statements of cash flows, the Company considers all securities with an original maturity of three months or less at the date of acquisition to be cash equivalents. In fiscal 1995, 1994 and 1993 income taxes (net of refunds) of $362,000, $4,677,000 and
$2,515,000, respectively, were paid. Interest of $2,030,000, $2,241,000 and
$2,786,000 was paid in fiscal 1995, 1994 and 1993, respectively.

EARNINGS (LOSS) PER SHARE: Primary earnings (loss) per common and common equivalent share have been computed based upon the weighted average number of shares of common stock outstanding and dilutive common stock equivalents assumed outstanding during the respective years. The weighted average number of shares used in computing primary earnings (loss) per common and common equivalent share was 1,245,122, 1,246,889 and 1,242,802 in fiscal 1995, 1994 and 1993, respectively. Fully diluted earnings (loss) per common and common equivalent share have been computed based upon the assumption that the Company's convertible debentures are converted into common shares at the beginning of each period in which their effect is dilutive (such debentures were dilutive only as to fiscal 1995 and 1994 results) and that the related interest expense that would not have been incurred had conversion taken place, net of applicable taxes, is added back to net earnings (loss). The weighted average number of common and common equivalent shares used in computing fully diluted earnings
(loss) per share in fiscal 1995 and 1994 was 2,145,175 and 2,134,789, respectively.

RECLASSIFICATIONS: Certain reclassifications of fiscal 1994 and 1993 balances have been made to conform with the fiscal 1995 presentation.

2. SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION

    Accounts, notes and long-term receivables - net at June 30, 1995 and 1994 consisted of the following:

                                                               1995       1994
                                                             ------------------
                                                               (in thousands)
Rental and service fees receivable .......................   $13,905    $13,997
Note receivable (a) ......................................     2,941      3,553
Equipment rental contracts and other
  notes receivable (less unearned
  finance income of $59,000 and $84,000) .................       196        216
                                                             ------------------
                                                              17,042     17,766
Less: current portion (net of allowance
  for doubtful accounts of $1,579,000
  and $1,631,000) ........................................    14,457     14,628
                                                             ------------------
Long-term portion ........................................   $ 2,585    $ 3,138
                                                             ==================

(a) On January 6, 1994, the Company assigned its leases and ceased operations at Long Island MacArthur Airport in Islip, New York (LIMA) where the Company had provided ground handling and fueling services to commercial airlines and related fixed base operation services to general aviation aircraft. At the closing, the Company was paid $150,000 in cash and received a promissory note from the purchaser of its leases in the amount of $3,750,000, payable over seven years with interest at the rate of 7%. The outstanding balance of the note receivable at June 30, 1995 and 1994 was $2,941,000 and $3,553,000, respectively. The promissory note is secured by the assigned leases and other assets located at LIMA. This transaction did not have a material effect on the Company's consolidated financial position or results of operations.

    The Company provides various services at airports throughout the United States and Canada. The Company grants credit to customers based upon an analysis of its customers' financial position and then-existing conditions in the aviation industry. Six of the Company's customers had individual balances outstanding greater than 5%, and aggregating 48%, of accounts receivable - net at June 30, 1995. During the three fiscal years ended June 30, 1995 certain airline customers of the Company filed for protection under the bankruptcy laws or ceased operations. Bad debt expenses were $178,000, $160,000 and $878,000 for fiscal 1995, 1994 and 1993, respectively.

    Accrued expenses and other liabilities at June 30, 1995 and 1994 consisted of the following:

                                                             1995       1994
                                                           ---------------------
                                                              (in thousands)
Salaries and wages .................................       $ 5,353       $ 5,137
Interest ...........................................           956           956
Insurance ..........................................         6,022         3,607
Operating expenses payable .........................         3,176         2,748
Customer advances and deposits .....................         1,739           614
Other ..............................................         3,987         5,017
                                                           ---------------------
                                                           $21,233       $18,079
                                                           =====================

    Maintenance and repair expenses were $7,400,000, $6,540,000 and $5,930,000 for fiscal 1995, 1994 and 1993, respectively.

  Interest income included in revenues was $615,000, $374,000 and $337,000 for fiscal 1995, 1994 and 1993, respectively.

3. PROPERTY, EQUIPMENT AND LEASEHOLD RIGHTS

The number of years over which major classes of assets are being depreciated and amortized, and the costs and the related accumulated depreciation and amortization thereof at June 30, 1995 and 1994 are set forth below.

                                           Estimated
                                          Useful Lives      1995          1994
                                        ----------------------------------------
                                                        (in thousands)

Operating equipment .................        3 - 12       $ 70,232      $ 63,760
Leasehold rights ....................          25            2,400         9,030
Buildings ...........................       14 - 20          1,458         1,454
Office furnishings and
  equipment .........................        3 - 10          3,193         3,184
Leasehold improvements ..............        2 - 28          5,829         7,356
                                        ----------------------------------------
                                                            83,112        84,784
Accumulated depreciation
   and amortization .................                      (49,248)      (53,737)
                                                          ----------------------
                                                          $ 33,864      $ 31,047
                                                          ======================


    Due to an early lease termination, at March 31, 1995, the Company accelerated the amortization of the remaining carrying value of its leasehold improvements made to a hangar facility at a domestic airport location in the amount of $744,000. Such amount is included in depreciation and amortization in the accompanying consolidated statements of operations.

  Leasehold rights at June 30, 1994 include $6,630,000 related to the Company's Canadian FBO's (see Note 4).

4. CANADIAN OPERATIONS

The consolidated financial statements include: assets of $12,301,000, $14,895,000 and $15,672,000; net assets of $7,655,000, $8,866,000 and
$8,145,000; and revenues of $34,376,000, $40,144,000 and $48,576,000 in fiscal
1995, 1994 and 1993, respectively; and earnings of $3,352,000 and $1,717,000 in fiscal 1995 and 1994, respectively, and a loss of $3,901,000 in fiscal 1993, related to the Company's Canadian operations. In fiscal 1995 and 1993, the Company's Canadian subsidiary redeemed for cash preferred shares held by the Company for $4,500,000 and $4,100,000, respectively.

    The Company did not renew the subleases (Subleases) covering its fixed base operation (FBO) locations at several Canadian airports beyond their October 31, 1994 expiration dates and as a result ceased operating the FBO's on such date. At June 30, 1993 the Company accelerated the amortization of the remaining carrying value of its sublease rights in the amount of $4,287,000.

5. LONG-TERM DEBT

(a) Pursuant to a Revolving Credit Agreement with a group of banks dated November 25, 1992, as amended (the Credit Agreement), the Company may borrow funds (including outstanding letters of credit) up to a limit of $18,300,000 (the Limit) until March 31, 1997. At such time, and at the end of each subsequent quarter, the Limit will be reduced by one-sixteenth of the Limit that was in effect on December 31, 1996 until December 31, 2000, at which time the Credit Agreement terminates. The Limit may also be reduced by asset sales in excess of certain amounts and by any distributions to the Company from the Venture, net of advances made by the Company during the applicable period, in excess of $4,000,000 in any four consecutive quarters, or in excess of $2,000,000 in any fiscal year. There were no direct borrowings outstanding at June 30, 1995 and 1994. At June 30, 1995 and 1994 there were $3,655,000 and
$4,451,000, respectively, of outstanding letters of credit. The Credit Agreement provides the Company with the option of selecting a rate of interest at either the base rate or 13/8% above the LIBO rate, as defined.

    The Credit Agreement contains various restrictions, among which are provisions restricting the Company from paying cash dividends or purchasing, redeeming or retiring its stock unless consolidated tangible net worth (TNW), as defined, is greater than $16,500,000 both immediately before and after giving effect to such dividend, purchase, redemption or retirement. At June 30, 1995, the Company's TNW was $22,298,000. Furthermore, any such payments are limited to an annual amount not to exceed the lesser of (i) $1,200,000 or (ii) 50% of consolidated net income, as defined, for the most recently ended fiscal year. In addition, the Company may, until March 31, 1996, expend up to an additional $3,000,000 to repurchase shares of its common stock so long as no proceeds from borrowings under the Credit Agreement are utilized for such purpose.

    Pursuant to the Credit Agreement, the Company may advance up to $2,000,000 to the Venture in any fiscal year or up to $4,000,000 during the term of the Credit Agreement, net of any distributions received from the Venture by the Company during such periods. Since the inception of the Credit Agreement the Company has increased its net advances to the Venture by $2,805,000. Additionally, the Credit Agreement requires that the Company maintain certain minimum effective net worth requirements, as defined, which are subject to incremental annual increases and further stipulates that the Company not incur a consolidated net loss for any fiscal year. The Credit Agreement also requires that the Company meet certain other customary financial covenants and permits the Company, with certain limitations, to prepay or otherwise purchase subordinated debt.

    The Company has granted the banks a security interest in substantially all of its domestic equipment and accounts receivable and certain of its other assets. The Company's obligations under the Credit Agreement are guaranteed by the Company's domestic subsidiaries, and the guarantees of those subsidiaries with material operations are similarly secured.

    The Company also has an agreement with Canadian affiliates of the same group of banks to provide a credit facility for its Canadian subsidiary (the Canadian Agreement) in the amount of $5,000,000 (Cdn). Any borrowings made pursuant to the Canadian Agreement reduce the availability under the Credit Agreement. The $5,000,000 (Cdn) borrowing limit will be reduced commencing March 31, 1997 on the same basis as the Limit. The Canadian Agreement provides the Company with the option of selecting a rate of interest at either 1/2% above the prime rate or 15/8% above the cost of funds rate, as defined.

    In connection with the Canadian Agreement, the Company has guaranteed the obligations of its Canadian subsidiary and granted the banks a security interest in substantially all

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   Hudson General Corporation and Subsidiaries
                                   (Continued)

of its Canadian accounts receivable and certain of its other assets, including inter-company debt from its Canadian subsidiary. The guarantees of the Company's domestic subsidiaries referred to above extend to the Company's obligations as a guarantor under the Canadian Agreement.

    (b) In July 1986 the Company issued $30,000,000 of 7% convertible subordinated debentures due 2011 (the Debentures), which are convertible at any time prior to maturity, unless previously redeemed, into shares of the Company's common stock at a conversion price of $32.75 per share (see Note 8), subject to adjustment in certain events. Interest on the Debentures is payable semi-annually in January and July. The Debentures are redeemable at any time at the option of the Company, in whole or in part, at declining premiums (101.4% of the principal amount at June 30, 1995), subject to certain conditions. The Debentures are subject to a mandatory sinking fund, beginning in July 1997, in annual installments of $1,500,000, which will retire 70% of the Debentures prior to maturity. The Company previously repurchased $1,000,000 of the Debentures. Such repurchased amount may, at the Company's discretion, be used to meet sinking fund obligations. The Debentures are subordinate to all superior debt as defined in the indenture. At June 30, 1995 and 1994 there was $29,000,000 of the Debentures outstanding.

    Maturities of long-term debt for the next five fiscal years are: none in 1996 and 1997; $500,000 in 1998 (assuming application of the $1,000,000 of repurchased Debentures to the sinking fund); $1,500,000 in 1999; $1,500,000 in 2000; and $25,500,000 thereafter.

6. INVESTMENT IN HAWAII JOINT VENTURE

The Venture was formed to acquire, develop and sell approximately 4,000 contiguous acres of land in Hawaii (the Project). The Project is being developed in four successive phases. The first two phases, containing approximately 2,100 acres, have been developed and substantially sold. The third phase, containing approximately 550 acres, has also been developed and has 86 parcels available for sale. The fourth phase has yet to be developed, except to the extent common improvements (main roadway, water wells, etc.) have been completed. During fiscal 1992, the County of Hawaii passed an ordinance pursuant to which the Venture, after subdivision approvals are obtained, would be able to develop Phase IV into 1,490 units. Shortly after passage of the ordinance, a lawsuit against the County of Hawaii was filed by two local residents of Hawaii (Plaintiffs) seeking to invalidate such ordinance on various grounds including that the ordinance was adopted without following State of Hawaii procedure relating to the preparation of an Environmental Impact Statement. During fiscal 1993, the Judge in this action granted Plaintiffs' motion for partial summary judgment without indicating any effect on Phase IV zoning. The County and the Venture have appealed this ruling. The appeal was heard before the Hawaii Supreme Court in March 1994, and the Court has taken the matter under advisement. The Venture cannot, at this time, determine the impact of the Court's ruling on the timing of development of Phase IV or the expenditures related thereto.

  The Company's partner in the Venture is Oxford Kohala, Inc. (the Partner), a wholly owned subsidiary of Oxford First Corporation (Oxford First). Under the Restated Joint Venture Agreement dated April 29, 1981, as amended (the Agreement), the partners have agreed to make equal advances to the Venture for all costs necessary for the orderly development of the land. The Company's total advances (including accrued interest) at June 30, 1995 (including Additional Advances referred to in the next paragraph) and 1994 were $22,565,000 and $19,333,000, respectively.

    On October 13, 1994, Oxford First filed for reorganization under Chapter 11 of the Bankruptcy Code. Pursuant to an order of the Bankruptcy Court dated November 28, 1994, Oxford First (through its subsidiary, The Oxford Finance Companies, Inc.) was permitted to transfer funds to the Partner in an aggregate amount not to exceed $376,000 with respect to the period October 1, 1994 through March 31, 1995, which amounts were intended to enable the Partner to make its share of advances required by the Venture. The amount so authorized by the Bankruptcy Court was not sufficient to allow the Partner to make its full share of required advances. To date, the Company has opted to make additional advances (the Additional Advances) to cover the Partner's funding deficiency. The Company has filed a claim with the Bankruptcy Court in an amount equal to the Additional Advances. In addition, Oxford First has filed an amended reorganization plan with the Bankruptcy Court contemplating Oxford First's transfer of funds to the Partner in amounts set forth in the plan covering periods through December 31, 1997. The Company, at present, is unable to determine whether the Bankruptcy Court will confirm Oxford First's reorganization plan so as to enable Oxford First to transfer additional funds to the Partner or whether any transfers authorized by the Bankruptcy Court will be sufficient in order for the Partner to make its share of future advances to the Venture. Should the Partner be unable to make its share of future advances to the Venture, the Company has the option to make Additional Advances (subject to its rights of reimbursement) necessary up to the limits set forth in the Credit Agreement (see Note 5). The Partner did not file for reorganization under Chapter 11 of the Bankruptcy Code. During fiscal 1995, the Company advanced $1,720,000 including $548,000 of Additional Advances to the Venture.

    During fiscal 1991, the Venture entered into agreements with banks pursuant to which $8,797,000 of the Venture's mortgage receivables were sold. An additional sale of $3,148,000 of mortgage receivables to a bank was completed during fiscal 1992. Since the Venture has accounted for these transactions as financing arrangements, the unpaid balances of the mortgage receivables in the amount of $2,826,000 and $4,759,000 are shown as "Notes payable" in the consolidated balance sheets of the Venture at June 30, 1995 and 1994, respectively. The agreements with the banks require that all payments received in connection with the underlying mortgage receivables be remitted to the banks until fiscal 1996 under the fiscal 1991 sales and until fiscal 1997 under the fiscal 1992 sale, when any unpaid balance due to the banks is to be repaid by the Venture. In addition, the Venture is required to make additional payments to the banks should the yield to the banks be less than 113/4% for the fiscal 1991 sales, or less than 2% over the prime rate (as defined) for the fiscal 1992 sale. The Venture remitted $97,000 and $129,000 during fiscal 1995 and 1994, respectively, for such purpose.

    The Company defers recognition of interest income on its advances to the Venture and capitalizes interest costs at its weighted average cost of funds on such advances. At June 30, 1995 and 1994, the amount of deferred interest income was $1,859,000 and $1,819,000, respectively. The Company will recognize deferred interest income as the balance of the notes payable to the banks is reduced and when additional distributions or payments related to the Venture, if any, are made to the Company. Interest costs capitalized by the Company for fiscal 1995 and 1994 were $1,471,000 and $947,000, respectively.

    The summary consolidated balance sheets for the Venture as of June 30, 1995 and 1994 are as follows:

                                                          1995           1994
                                                        ------------------------
                                                             (in thousands)
Cash and equivalents .............................      $     89       $    121
Land and development costs (including
  capitalized interest of $6,706,000 and
  $6,736,000) ....................................        26,863         26,255
Mortgages, accounts and notes receivable .........         7,732         10,197
Foreclosed real estate - net .....................         2,395          2,138
Other assets - net ...............................         2,461          2,640
                                                        ------------------------
                                                        $ 39,540       $ 41,351
                                                        ========================
Notes payable ....................................      $  3,402          4,759
Partner advances and accrued interest
  payable ........................................        44,048         38,664
Accounts payable and accrued expenses ............         1,422          1,765
Partners' deficit ................................        (9,332)        (3,837)
                                                        ------------------------
                                                        $ 39,540       $ 41,351
                                                        ========================

    Summary results of operations for the Venture are as follows for the fiscal years ended June 30, 1995, 1994 and 1993:

                                                     Year Ended June 30,
                                            ------------------------------------
                                               1995         1994          1993
                                            ------------------------------------
                                                        (in thousands)
Net sales ............................      $   504       $   536       $   398
Cost of sales ........................          191           163           182
Selling, general and
  administrative costs ...............        2,852         2,797         4,336
Interest - net .......................        2,956         1,178         1,456
                                            ------------------------------------
Net loss .............................      $(5,495)      $(3,602)      $(5,576)
                                            ====================================


    As a partnership, the Venture is not subject to federal or state income taxes. The Company's portion of the Venture's results is shown as "Equity in loss of joint venture" in the accompanying consolidated statements of operations.

7. INCOME TAXES

Provision (benefit) for income taxes consisted of the following for the years ended June 30, 1995, 1994 and 1993:

                                              1995          1994          1993
                                            ------------------------------------
                                                       (in thousands)
Federal:
  Current ............................      $   847       $ 3,855       $ 1,807
  Deferred ...........................         (137)         (946)         (719)
Foreign:
  Current ............................           --            --            --
  Deferred ...........................       (1,300)           --            --
State:
  Current ............................          313         1,791           645
  Deferred ...........................          (73)         (291)            5
                                            ------------------------------------
                                            $  (350)      $ 4,409       $ 1,738
                                            ====================================

    A reconciliation of the provision (benefit) for income taxes to the amount computed by applying the statutory federal income tax rate to earnings (loss) before provision (benefit) for income taxes, extraordinary item and cumulative effect of change in the method of accounting for income taxes for the years ended June 30, 1995, 1994 and 1993 follows:

                                              1995          1994          1993
                                            ------------------------------------
                                                      (in thousands)
Computed "expected" tax
  provision (benefit) ................      $ 1,442       $ 3,984       $  (104)
Increase (decrease) in income
  taxes resulting from:
    Reevaluation of valuation
      allowance ......................       (1,300)           --            --
    Utilization of foreign net
      operating loss carry-forwards
      and depreciation differences ...         (804)         (752)           --
    Foreign tax differential .........          204           168            --
    State income taxes, net of
      Federal income tax effect ......          158           990           429
    Losses for which no tax
      benefit was recorded ...........           --            --         1,326
    Other - net ......................          (50)           19            87
                                            ------------------------------------
Provision (benefit) for
  income taxes .......................      $  (350)      $ 4,409       $ 1,738
                                            ====================================


    Major components of deferred tax expense (income) are as follows for the years ended June 30, 1995, 1994 and 1993:

                                                1995        1994         1993
                                              ----------------------------------
                                                        (in thousands)
Differences in tax and book
  depreciation ..........................     $   850      $   284      $ 1,646
Interest capitalized in financial
  statements ............................          28           73           32
Reserves for doubtful accounts,
  disputed claims, losses on
  assets and contracts, etc .............          32         (712)      (1,787)
Retirement plans ........................          59          (82)        (132)
Accrued insurance .......................        (472)        (841)        (328)
State taxes .............................         269         (125)           3
Difference in Hawaii joint
  venture's book and tax
  year-end ..............................        (226)         175         (223)
Reevaluation of valuation
  allowance .............................      (1,300)          --           --
Utilization of foreign net
  operating loss carryforwards
  and depreciation differences ..........        (804)          --           --
Other ...................................          54           (9)          75
                                              ----------------------------------
Total ...................................     $(1,510)     $(1,237)     $  (714)
                                              ==================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   Hudson General Corporation and Subsidiaries
                                   (Continued)


    Deferred tax assets (liabilities) are comprised of the following as of June 30, 1995 and 1994:

                                                             1995        1994
                                                           ---------------------
                                                              (in thousands)
Deferred tax assets:
  Reserves for doubtful accounts, claims, etc ........     $   860      $   892
  Retirement plans ...................................         368          427
  Property, equipment and leasehold rights,
    principally depreciation - foreign ...............       2,235        2,929
  Accrued insurance ..................................       2,099        1,627
                                                           ---------------------
  Current deferred tax assets ........................       5,562        5,875
                                                           ---------------------
  State income taxes .................................         618          887
  Difference in Hawaii joint venture's book
    and tax year-end .................................         545          319
  Other ..............................................          --           53
                                                           ---------------------
  Noncurrent deferred tax assets .....................       1,163        1,259
                                                           ---------------------
                                                             6,725        7,134
Valuation allowance ..................................        (960)      (3,064)
                                                           ---------------------
  Net deferred tax assets ............................       5,765        4,070
                                                           ---------------------
Deferred tax liabilities:
  Property, equipment and leasehold rights,
    principally depreciation - domestic ..............      (2,463)      (2,306)
  Interest capitalized on financial statements .......        (557)        (529)
                                                           ---------------------
  Noncurrent deferred tax liabilities ................      (3,020)      (2,835)
                                                           ---------------------
Deferred tax assets - net ............................     $ 2,745      $ 1,235
                                                           =====================

    Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, and has reported the cumulative effect of the change in the method of accounting for income taxes in the consolidated statement of operations for fiscal 1994, without restating prior period financial statements.

    Statement 109 requires a change from the deferred method under APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

    Pursuant to the deferred method under APB Opinion 11, which was applied by the Company in fiscal 1993 and prior years, deferred income taxes were recognized for income and expense items that were reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year the timing difference arose. Under the deferred method, deferred taxes are not adjusted for subsequent changes in tax rates.

    Under Statement 109, a valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At July 1, 1993, the Company provided a 100% valuation allowance for the net operating loss carryforwards and depreciation differences relating to its Canadian operations since realization of the related deferred tax assets was uncertain at that time. The net change in the valuation allowance for fiscal 1995 and 1994 was a decrease of $2,104,000 and $1,211,000, respectively. The decrease reflects: (i) the tax effect resulting from utilization of a portion of the Company's Canadian depreciation differences to offset its provision for foreign income taxes in the amount of $804,000 and $1,211,000 for fiscal 1995 and 1994, respectively; and (ii) the recognition of $1,300,000 of deferred tax assets in fiscal 1995 resulting from a review of prior Canadian operating results and anticipation of future Canadian earnings, which together with cessation of operations of the Company's Canadian FBO's (see Note 4), made the realization of additional Canadian depreciation differences more likely than not.

8. COMMON STOCK

(a) The Company's 1981 Non-Qualified Stock Option and Stock Appreciation Rights Plan (the Plan) provided for the issuance of non-qualified stock options (Options) to key employees. In connection with these Options, the Board of Directors' Stock Option and Appreciation Rights Committee (the Committee) could also grant stock appreciation rights (Rights) exercisable in lieu of the Options, and/or limited rights (Limited Rights) exercisable under certain circumstances in lieu of the Options. No further Options or Rights may be granted under the Plan. The exercise price of outstanding Options under the Plan is the fair market value (as defined in the Plan) of the shares of the Company's common stock on the date of grant.

    Activity in Options during fiscal 1995 and 1994 was as follows:

Outstanding June 30, 1993 ......................................         79,600
Exercised ($14.79 per share) ...................................         (8,000)
                                                                         ------
Outstanding June 30, 1994 ......................................         71,600
Exercised ($14.79 per share) ...................................         (3,000)
Canceled ($14.79 per share) ....................................         (6,500)
Canceled ($19.07 per share) ....................................           (600)
                                                                         ------
Outstanding June 30, 1995 ......................................         61,500
                                                                         ======

    Limited Rights were also granted in conjunction with Options granted in May 1990 and June 1991 of which 55,000 ($14.79 per share) and 6,500 ($19.07 per share) were outstanding at June 30, 1995. At June 30, 1995 the aggregate Option price and quoted market value of Company stock subject to outstanding Options were $937,000 and $1,253,000, respectively. All outstanding Options and Rights were granted with a term of ten years and are currently exercisable.

    The Committee was also authorized to grant additional separate stock appreciation rights (Independent Rights), which are not connected with any Option. There were 18,000 Independent Rights outstanding ($17.32 per share) at June 30, 1995 and 1994.

    At June 30, 1995 the aggregate Independent Right price and quoted market value of outstanding Independent Rights were $312,000 and $367,000, respectively.

    (b) The Company's 1981 Incentive Stock Option (ISO) and Stock Appreciation Rights Plan (the Plan) provided for the issuance of ISO's to key employees. The fair market value, as defined, at the date of grant, for which an individual may have been awarded ISO's, was limited to $100,000 per calendar year. No further ISO's may be granted under the Plan. The exercise price of all ISO's outstanding under the Plan is one hundred percent (100%) of the fair market value (as defined in the Plan) of the shares of the Company's common stock on the date of grant.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   Hudson General Corporation and Subsidiaries
                                   (Continued)


    The Committee was also authorized to grant Rights and/or Limited Rights in conjunction with ISO's granted under the Plan. In all material respects, Rights and Limited Rights granted under the ISO Plan operate in a manner identical to Rights and Limited Rights granted under the 1981 Non-Qualified Stock Option and Stock Appreciation Rights Plan.

    Activity in ISO's (and Rights) during fiscal 1995 and 1994 was as follows:

Outstanding June 30, 1994 and 1993 .............................         51,900
Canceled ($17.00 per share) ....................................         (2,000)
Canceled ($19.88 per share) ....................................         (1,100)
                                                                         ------
Outstanding June 30, 1995 ......................................         48,800
                                                                         ======

    Rights and Limited Rights were also granted in conjunction with ISO's granted in May 1990 of which 36,000 ($17.00 per share) were outstanding at June 30, 1995. Limited Rights were also granted in conjunction with ISO's granted in June 1991 of which 12,800 ($19.88 per share) were outstanding at June 30, 1995. At June 30, 1995 the aggregate ISO (and Right) price and quoted market value of Company stock subject to outstanding ISO's (and the Rights) were $866,000 and $994,000, respectively. All outstanding ISO's and Rights were granted with a term of ten years and are currently exercisable.

    (c) In 1985, the Company sold $15,000,000 of subordinated notes due 1995 (the Notes). In connection with the sale of the Notes, the Company issued warrants entitling the holders to purchase an aggregate of 65,000 shares of common stock. During fiscal 1992, 1,300 warrants were surrendered in connection with the Company's repurchase of a portion of the Notes. The balance of the Notes was prepaid in fiscal 1993 and the remaining warrants expired on June 27, 1995.

    (d) Common Stock Reserved: Common shares were reserved for issuance at June 30, 1995 as follows:

Conversion of convertible debentures ...........................         885,496
Exercise of incentive stock options - 1981 Plan ................          48,800
Exercise of non-qualified stock options - 1981 Plan ............          79,500
Exercise of stock appreciation rights ..........................         161,004
                                                                       ---------
Total ..........................................................       1,174,800
                                                                       =========

    (e) In April 1995, the Board of Directors approved the repurchase of up to 150,000 shares of the Company's common stock from time to time in either open market or privately negotiated transactions. As of June 30, 1995 the Company had repurchased 96,600 shares in the open market for an aggregate purchase price of $1,621,000 pursuant to this authorization.

9. RETIREMENT PLANS

The Company maintains a 401(k) Profit Sharing Plan (the Plan) covering substantially all of its domestic employees not subject to collective bargaining agreements. Under the Plan the Company contributes a discretionary contribution and makes a matching contribution equal to 25% of the Compensation (as defined in the Plan) that each participant elects to defer (up to 5% of the participant's Compensation) and contribute to the Plan. During fiscal 1995 and 1994, the Company contributed $845,000 and $635,000, respectively, to the Plan, representing employer matching and discretionary contributions.

    During fiscal 1995, the Company established a Group Registered Retirement Savings Plan (RRSP) covering substantially all of its Canadian employees not subject to collective bargaining agreements. Under the RRSP the Company contributes a discretionary contribution. During fiscal 1995, the Company contributed $61,000 to the RRSP.

  Net expense related to the Company's retirement plans was $701,000, $844,000 and $745,000 for fiscal 1995, 1994 and 1993, respectively.

10. COMMITMENTS AND CONTINGENCIES

(a) LEASES

    Minimum rental payments for future fiscal years under non-cancelable operating leases (after deducting $493,000 to be received subsequent to June 30, 1995 under non-cancelable subleases) are: $3,992,000 in 1996; $3,608,000 in 1997; $3,310,000 in 1998; $2,991,000 in 1999; $2,514,000 in 2000; and $8,154,000
thereafter.

    Total rental expense incurred amounted to $6,592,000, $7,237,000 and $7,179,000 for fiscal 1995, 1994 and 1993 (excluding sublease income amounting to $1,337,000, $3,411,000 and $4,156,000 in fiscal 1995, 1994 and 1993), respectively.

(b) CAPITAL COMMITMENTS

    At June 30, 1995 the Company had commitments to fund $5,084,000 for operating equipment and facility improvements.

(c) LITIGATION

    In 1988, Texaco Canada Inc. (Texaco) (now known as McColl-Frontenac Inc.) instituted a suit in the Supreme Court of Ontario, Canada against the Company and Petro-Canada Inc., the corporation which supplied aviation fuel for the Company's Canadian fixed base operations. The suit's allegations, as amended in 1992, are that the defendants interfered with contractual and fiduciary relations and induced the breach of a fuel supply agreement between Texaco and Innotech Aviation Limited (Innotech) in connection with the purchase by the Company from Innotech in 1984 of certain assets of Innotech's airport ground services business. The suit seeks compensatory and punitive damages totaling $110,000,000 (Canadian) (approximately $80,000,000 (U.S.)) plus all profits earned by the defendants subsequent to the alleged breach. A trial date has been set for May 1996.

    Innotech (which due to a name change is now called Aerospace Realties (1986) Limited) has agreed to defend and indemnify the Company against claims of whatever nature asserted in connection with, arising out of or resulting from the fuel supply agreement with Texaco, and is defending the Company in the suit by Texaco.

    Company management believes, and counsel for the Company has advised based on available facts, that the Company will successfully defend this action.

11. RELATED PARTY TRANSACTION

In February 1988, the Company engaged an investment banking firm of which a director of the Company is affiliated to render certain investment banking services and paid a retainer fee relating to such services in the amount of $125,000. During fiscal 1993, the Company paid such firm an additional $50,000 for additional investment banking services.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   Hudson General Corporation and Subsidiaries
                                   (Continued)


12. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth unaudited quarterly financial information for fiscal 1995 and 1994:

                                     First        Second    Third       Fourth
                                     Quarter      Quarter   Quarter     Quarter
                                     -------------------------------------------
                                      (in thousands, except per share amounts)
1995
Revenues .........................   $31,348      $33,177   $37,953      $32,975
Gross profit .....................     4,446        5,296     7,008        5,397
Net earnings .....................       235          633     3,474(a)       251
Earnings per share, primary:
 Net earnings ....................   $   .19      $   .50   $  2.76      $   .21
                                     ===========================================
Earnings per share, fully diluted:
 Net earnings ....................   $   .19      $   .43   $  1.75      $   .21
                                     ===========================================
1994
Revenues .........................   $28,818      $30,715   $50,910      $31,632
Gross profit .....................     4,601        4,800    14,537(b)     4,974(b)
Net earnings .....................     1,136(c)       393     4,242(b)     1,989(b)
Earnings per share, primary:
 Net earnings ....................   $   .91(c)   $   .32   $  3.40      $  1.59
                                     ===========================================
Earnings per share, fully diluted:
 Net earnings ....................   $   .67(c)   $   .32   $  2.12      $  1.06
                                     ===========================================


(a) Includes the recognition of $1,300 of deferred tax assets (See note 7).

(b) In March 1994 a jury in Manhattan, New York rendered a verdict against the Company in a civil lawsuit for personal injuries and awarded the plaintiff a total of $21,436 in damages, of which $19,186 is covered by insurance. At March 31, 1994, the Company accrued a provision for the entire uninsured punitive damage amount of $2,250 in the Company's consolidated statements of operations. In June 1994, as a result of a ruling by the judge in the case vacating the uninsured punitive damage award against the Company, the Company reversed the $2,250 provision which it had previously accrued.

(c) Earnings before cumulative effect of change in the method of accounting for income taxes were $686 in the first quarter of fiscal 1994. Earnings per share, primary and fully diluted, before cumulative effect of change in the method of accounting for income taxes were $.55 and $.46, respectively, in the first quarter of fiscal 1994.

                          INDEPENDENT AUDITORS' REPORT


[KPMG PEAT MARWICK LLP LOGO]

The Stockholders and Board of Directors
Hudson General Corporation

    We have audited the accompanying consolidated balance sheets of Hudson General Corporation and subsidiaries as of June 30, 1995 and 1994 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended June 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hudson General Corporation and subsidiaries at June 30, 1995 and 1994 and the results of their operations and their cash flows for each of the years in the three year period ended June 30, 1995, in conformity with generally accepted accounting principles.

    As discussed in the notes to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," on a prospective basis in fiscal 1994.


/s/ KPMG PEAT MARWICK, LLP

Jericho, New York
August 16, 1995

[HUDSON GENERAL LOGO]



HUDSON GENERAL CORPORATION
111 Great Neck Road
P.O.Box 355
Great Neck, New York 11022


                             CORPORATE INFORMATION

                  Hudson General Corporation and Subsidiaries

DIRECTORS

Jay B. Langner
Chairman

Milton H. Dresner
Developer, Builder
and Private Investor

Edward J. Rosenthal
Executive Vice President
Cramer Rosenthal McGlynn, Inc.

Hans H. Sammer
Consultant, Retired Director,
Investment Banking Group
Prudential Securities Incorporated

Richard D. Segal
Chairman and Chief Executive Officer
Seavest Inc.

Stanley S. Shuman
Executive Vice President
and Managing Director
Allen & Company Incorporated

TRANSFER AGENT AND REGISTRAR

First National Bank of Boston
100 Federal Street
Boston, Massachusetts 02110

INDEPENDENT AUDITORS

KPMG Peat Marwick LLP
One Jericho Plaza
Jericho, New York 11753

SHARES LISTED
Common --
American Stock Exchange
(Symbol: HGC)

10-K AVAILABLE

The Annual Report, on Form
10-K, as filed with the
Securities and Exchange
Commission, is available to
stockholders without charge
upon written request to:

Secretary
Hudson General Corporation
111 Great Neck Road
Great Neck, New York 11021

CORPORATE OFFICERS

Jay B. Langner
Chairman of the Board, President
and Chief Executive Officer

Paul R. Pollack
Executive Vice President
and Chief Operating Officer

Michael Rubin
Executive Vice President
and Chief Financial Officer

Fernando DiBenedetto
Senior Vice President -- Operations

Raymond J. Rieder
Senior Vice President
and Chief Marketing Officer

Donald S. Croot
Vice President --
Canadian Operations

Rocco Daloia
Vice President -- Maintenance and Facilities

Barry I. Regenstein
Vice President and Controller

Noah E. Rockowitz
Vice President, General Counsel and Secretary

Henry A. Satinskas
Vice President -- Transportation Services

DIVISIONAL OFFICERS

UNITED STATES

Salvatore J. Altizio, Jr.
Regional Vice President

David L. Finch
Vice President --
Contract Services

Frederick C. Knapp, Jr.
Vice President -- Fuel Services and Planning

Bert J. Smith
Regional Vice President

David M. Ziolkowski
Regional Vice President

CANADA

Thomas D. Culp
Vice President -- Marketing

Audrey J. Laurin
Vice President and Controller

Denis A. A. Lawn
Vice President -- Operations

CORPORATE HEADQUARTERS

111 Great Neck Road
Great Neck, New York 11021
(516) 487-8610

UNITED STATES LOCATIONS

Baltimore-Washington
International Airport

Fort Lauderdale/Hollywood
International Airport

Houston
Ellington Field
William P. Hobby Airport

JFK International Airport

LaGuardia Airport

Logan International Airport

Los Angeles International Airport

Miami International Airport

Newark International Airport

O'Hare International Airport

Orlando International Airport

Salt Lake City International Airport

Washington National Airport

CANADIAN LOCATIONS

Administrative Offices
100 Alexis Nihon, Suite 400
Ville St. Laurent, Quebec
H4M 2N9
(514) 748-2277

Calgary International Airport

Edmonton Municipal Airport

Halifax International Airport

Montreal International Airport
(Dorval)

Montreal International Airport
(Mirabel)

Ottawa International Airport

St. John's Airport

Toronto International Airport

Vancouver International Airport

Winnipeg International Airport

[HUDSON GENERAL LOGO]



HUDSON GENERAL CORPORATION
110 Great Neck Road
P.O. Box 355
Great Neck, New York 11022