Form 10-K405, Exhibit 13
period 1996-06-30
HUDSON GENERAL CORP
filed 1996-09-24
CIK 48948

                                   EXHIBIT 13

 The Registrant's 1996 Annual Report to Shareholders, which report, except for those portions thereof which are expressly incorporated by reference in this filing, is furnished for the information of the Commission and is not to be deemed to be filed as part of this filing.

                                                           [HUDSON GENERAL LOGO]

Pride in our people


                [graphic]                                        Hudson
                                                                 General
                                                                 Corporation

                                             [graphic]



                                      35th
                                  Anniversary


1996
                                 Annual Report

CONTENTS

Letter to Our Shareholders ......................................   1

Aviation Services ...............................................   4

Land Development ................................................   8

Management's Discussion and Analysis of Financial Condition and
Results of Operation ............................................   9

Selected Consolidated Financial Data ............................  12

Consolidated Financial Statements ...............................  13

Notes to Consolidated Financial Statements ......................  17

Independent Auditors' Report ....................................  24

Corporate Information ............................. Inside Back Cover

                           Letter to OUR shareholders


FELLOW SHAREHOLDERS:

    As we celebrate the thirty-fifth and most exciting year of Hudson General Corporation (the Corporation), we dedicate the 1996 Annual Report to our employees. Throughout this Report you will find pictures of some of the men and women who have made the success of your company possible. Without these individuals and the thousands more who work with us, the accomplishments of this past year would not have been achieved.

                  [picture of Peter Bluth and Jay B. Langner]
  PETER BLUTH, Managing Director of     JAY B. LANGNER, Chief Executive Officer
Lufthansa Airport and Ground Services       of Hudson General Corporation


    The year was highlighted by a momentous event in the Corporation's history. On May 31, 1996, Jay B. Langner, Chief Executive Officer of the Corporation, and Peter Bluth, Managing Director of Lufthansa Airport and Ground Services GmbH
(LAGS), a wholly owned subsidiary of Deutsche Lufthansa AG, signed agreements (pictured above) to complete a landmark transaction between the Corporation and LAGS. In accordance with these agreements, effective June 1, 1996, the Corporation transferred substantially all of the assets and liabilities of its aviation services business (the Aviation Business) to Hudson General LLC (Hudson
LLC), a newly-formed limited liability company. Hudson LLC also assumed, as co-obligor with the Corporation, all of the Corporation's obligations on the entire outstanding balance ($28.9 million) of the Corporation's 7% Convertible Subordinated Debentures (the Debentures).

    LAGS acquired a 26% interest in Hudson LLC for a price of approximately $23.7 million. Approximately $7.8 million of this price was deferred, $5.2 million of which remains subject to potential downward adjustment based on future earnings of the Aviation Business. The Corporation retained a 74% interest in Hudson LLC. As part of the transaction, LAGS received an option, exercisable until October 1, 2000, to increase its equity interest in Hudson LLC from 26% up to a maximum of 49%. LAGS and its affiliates are prohibited from acquiring an interest in the Corporation.

    In connection with our transaction with LAGS, the Corporation has extended and amended its bank credit agreements. We now have a $6.0 million line of credit with significantly reduced restrictions on dividend payments. In addition, Hudson LLC has a revolving credit agreement with a bank commitment of $18.0 million.

    With the availability of the proceeds from the LAGS transaction, in June 1996 we called for redemption on July 22, 1996, $15.8 million of Debentures. On July 22, 1996, $13.6 million of Debentures were converted into the Corporation's common stock and $2.2 million of Debentures were redeemed. On August 5, 1996 the remaining outstanding balance of the Debentures was called for redemption on September 4, 1996. Of these Debentures $12.5 million principal amount were converted and $.2 million were redeemed. Hudson LLC issued a subordinated note to the Corporation for $26.4 million representing the principal amount of Debentures that were converted into shares of the Corporation's common stock. Hudson LLC is obligated to transfer $13.4 million to the Corporation, representing the difference between the proceeds from the LAGS transaction and the funds used to redeem the Debentures, as the initial payment under its subordinated note to the Corporation.

    While our transaction with LAGS created great excitement during fiscal 1996, so did the Corporation's financial results. Net earnings for the fiscal year ended June 30, 1996 were $10.5 million compared with $4.6 million in fiscal 1995. Revenues for the fiscal year ended June 30, 1996 were $157.7 million compared with $135.5 million in fiscal 1995. As many of you know, our snow removal and de-icing services can have a significant impact on the results of the Aviation Business. During fiscal 1996, the northeastern United States experienced record snow falls and as a result, both earnings and revenues benefited from the increased

                             [picture of Ina Mika,]
                    INA MIKA, Management Information Systems
                              28 YEARS OF SERVICE

need for the Corporation's winter related services. In addition, we are pleased that the results of our non-winter related activities improved from the previous fiscal year.

    The aviation industry which we serve continues to seek more efficient ways to operate. To this end, airlines have formed alliances which seem to change continually. Depending on the alliance, business may be gained or lost depending on which airline alliance partner determines who will furnish the ground services we offer. However, airline outsourcing continues to provide us with opportunities as airlines accelerate their efforts to cut costs. The U.S.-Canadian Open Skies Agreement has also proven beneficial. The benefits of additional flights have been especially noticeable in Vancouver where a new international terminal recently opened.

    Understandably, not all the news is positive. In February 1996, we lost through competitive bidding a contract under which we had operated ground transportation information kiosks at JFK and LaGuardia airports in New York since 1989. However, the pluses far outweighed the minuses in fiscal 1996. We were able to expand our fueling operations in Boston and our cargo handling services at JFK, and we opened a new station in Edmonton. We were also able to expand our glycol recovery services from Canada to the U.S. beginning with a pilot project in Baltimore. Overall we are encouraged by the progress of our core aviation services business.

    In Hawaii, results in fiscal 1996 were once again disappointing due to a lack of sales activity at our real estate joint venture project. Some sales contracts have been signed recently, and we are beginning to see a firming of sales prices for the land parcels at Kohala Ranch. On a positive note, the reorganization plan of our joint venture partner, Oxford First Corporation, enabled that company to bring itself current with respect to advances owed by it to the joint venture. Oxford First has also resumed making its 50% share of advances to the joint venture. We encourage each of you who plans to be in Hawaii to visit Kohala Ranch and experience its magnificent beauty firsthand.

    Reflecting the growth of the Corporation and the formation of Hudson General LLC, on September 13, 1996, Michael Rubin was elected President of Hudson General Corporation and Paul R. Pollack was elected President of Hudson General LLC. Jay B. Langner will continue to serve as Chairman of the Board and Chief Executive Officer. We believe these changes will provide for an effective management team as Hudson General continues to progress towards the year 2000.

    In closing, we must once again thank our employees, as well as our customers, vendors and shareholders, for their continued support. A special thank you goes to Donald S. Croot, Vice President--Canadian Operations. Don has been with Hudson General since 1968, when we

                           [picture of George Brown]
                        GEORGE BROWN, Skycap/Wheelchair
                              25 YEARS OF SERVICE

acquired our Canadian operations, and will be retiring in December. Don has been greatly responsible for both the quality of services provided and excellent results in Canada. We will miss his loyalty and dedication and wish him well in retirement.


Sincerely,

/s/ Jay B. Langner

Jay B. Langner
Chairman of the Board and
Chief Executive Officer


/s/ Michael Rubin

Michael Rubin
President and Principal Financial Officer


/s/ Paul R. Pollack

Paul R. Pollack
Executive Vice President and Chief Operating Officer

                             Proud of OUR employees

  [picture of Chester Tomlinson]
Chester Tomlinson, Fuel Management
      7 years of service

                          [picture of Larry Turner and Gholam Nami]
              Larry Turner, Bus Transportation   Gholam Nami, Bus Transportation
                   18 years of service                 18 years of service

AVIATION SERVICES

    Hudson General Corporation through its ownership interest in Hudson LLC provides a broad range of services to the aviation industry at twenty-four (24) airports throughout the United States and Canada. These services include aircraft ground handling; aircraft fueling; fuel management; ground transportation; snow removal; cargo warehousing; and sale, leasing and maintenance of ground support equipment.

    Aircraft ground handling services are provided to domestic and international airlines, and include: aircraft marshaling; loading and off-loading of baggage, freight and commissary items; passenger ticketing; porter and wheelchair services; aircraft cleaning; de-icing; ramp sweeping and glycol recovery; water and lavatory service; maintenance and service checks; weight and balance; cargo and mail handling; aircraft pushbacks; ground power and air-conditioning.

                                               [picture of Ray DiGianvittorio]
                                             Ray DiGianvittorio, Ground Handling
                                                    22 years of service

 [picture of Angela Torres]
Angela Torres, Cabin Grooming
    6 years of service

     [picture of Asim Gader]
Asim Gader, De-icing/Glycol Recovery
      10 years of service


    Aircraft fueling services are offered through contract fueling, fuel management and retail sales of fuel. Contract fueling services are provided to airlines and fuel suppliers by delivery of fuel from airport storage facilities into commercial aircraft. Fuel management services consists of functioning as the out-sourced fuel procurement department responsible for managing the sourcing, negotiation, purchase, payment, supply and distribution of fuel both domestically and internationally for scheduled and charter passenger and cargo airlines.

    Ground transportation services are provided for airline passengers and airport employees through Hudson LLC operated airport shuttle bus systems. These operations also include operation and maintenance of passenger boarding bridges and specialized airfield passenger transport vehicles. Besides its airport-related transportation services, Hudson LLC provides transportation management services for various governmental agencies and authorities.

    Snow removal services are performed at airports in the northeastern and midwestern United States under contracts with airport operators and airlines serving these airports. Snow removal services are also performed at several seaport facilities.

    Hudson LLC also operates one of the newest and most technologically advanced airport perishables center in the United States for cargo requiring a climate-controlled environment.

    Maintenance services are provided for ground support, cargo handling, ground transportation and other airport related equipment. In addition, building maintenance services are provided at both terminal and hangar facilities. In Salt Lake City, hangar facilities and tie-down services are offered to the general aviation community including corporate and private aircraft owners.

    As Hudson General Corporation completes its thirty-fifth year, it continues to meet the service challenges of the aviation industry. Through the efforts and commitment of its employees, Hudson General is dedicated to its customers' satisfaction.

                                                  [picture of Nadir Ali]
                                                        Nadir Ali,
                                            Ground Support Equipment Maintenance
                                                   27 years of service


  [picture of John Hames]
John Hames, Snow Clearing
   25 years of service

   [picture of Max D'Souga]
Max D'Souga, Passenger Handling
     25 years of service


LAND DEVELOPMENT

    Hudson General Corporation is a 50% partner in a joint venture to develop approximately 4,000 contiguous acres of land situated in the North Kohala District on the Island of Hawaii. The Project is being developed in four successive phases. Substantially all of the parcels in Phases I and II, which comprise approximately 2,100 acres of the Project, have been sold. Phase III consists of 100 five acre parcels, with 86 parcels remaining available for sale.

    During fiscal 1992, the County of Hawaii passed an ordinance pursuant to which, after the obtaining of subdivision approvals, Phase IV could be developed into 1,490 units. The validity of this ordinance has been challenged in a lawsuit brought by two local residents of Hawaii, and development of Phase IV must await the ultimate outcome of this litigation.

                                                   [picture of Tom Slattery]
                                                 Tom Slattery, Intoplane Fueling
                                                       22 years of service

                   Hudson General Corporation and Subsidiaries

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

FISCAL 1996 COMPARED WITH FISCAL 1995

  Effective June 1, 1996, the Corporation consummated a transaction (the Transaction) in which a third party acquired a 26% interest in the Corporation's aviation services business (the Aviation Business). As part of the Transaction, the Corporation transferred substantially all of the assets and liabilities of the Aviation Business to Hudson General LLC (Hudson LLC), a newly formed limited liability company (see Notes 1 and 2). Effective June 1, 1996, the Corporation has accounted for its interest in Hudson LLC under the equity method of accounting. As a result, the fiscal 1996 consolidated statements of earnings of the Corporation contain the operating results of the Aviation Business on a consolidated basis for eleven months and under the equity method of accounting for one month. The table below summarizes the combined revenues, costs and expenses and operating results for fiscal 1996 (including the Aviation Business for June 1996) and compares them with fiscal 1995 amounts. The Corporation's equity interest in the earnings of the Aviation Business for the month of June 1996 is included in "Equity in earnings of Hudson General LLC" in the accompanying consolidated statements of earnings. The table and related management's discussion are intended to provide a presentation and analysis of fiscal 1996 and 1995 results on a comparable basis.


                                            Hudson
                                            General       Hudson
                                          Corporation      LLC          Combined
                                            Fiscal         June          Fiscal         Fiscal
                                             1996          1996           1996           1995
                                        ---------------------------------------------------------
                                                              (in thousands)
Revenues .............................    $157,718        $12,313       $170,031       $135,453
Costs and expenses:
  Operating ..........................     113,744          9,259        123,003        106,070
  Depreciation and amortization ......       7,165            673          7,838          7,528
  Selling, general &
    administrative ...................      16,755          1,317         18,072         14,306
  Interest ...........................         239            168            407            559
                                        ---------------------------------------------------------
Total costs and expenses .............     137,903         11,417        149,320        128,463
Earnings before equity in earnings
  (loss) of investees and provision
  (benefit) for income taxes .........    $ 19,815        $   896       $ 20,711       $  6,990
                                        ---------------------------------------------------------


    Revenues increased from $135.5 to $170.0 million, an increase of $34.6 million, or 25.5%. The increase reflects higher: (i) snow removal revenues of $14.0 million as a result of record snowfalls in the northeast; (ii) ground handling service revenues of $18.2 million due primarily to expanded services to new and existing customers and to higher sales of de-icing fluid; (iii) domestic aircraft fueling revenues of $4.3 million resulting primarily from expanded intoplane fueling services and retail sales of fuel at existing locations; and
(iv) revenues due to the effect of fluctuation in the average rates of exchange used in translating Canadian revenues to their U.S. dollar equivalent. Partially offsetting the revenue increases were lower: (i) aircraft fueling and hangar rental revenues in Canada of $2.3 million as a result of the cessation of operations of the Corporation's Canadian fixed base operations (FBO's) on October 31, 1994; and (ii) ground transportation revenues of $1.0 million due primarily to the loss of contracts to operate information kiosks and specialized airfield passenger transport vehicles.

    Costs and expenses increased from $128.5 to $149.3 million, an increase of $20.9 million, or 16.2%. Operating costs increased $16.9 million, or 16.0%. The increase was attributable to higher: (i) snow removal costs; (ii) labor and related costs associated with expanded ground handling operations and domestic aircraft fueling services; (iii) cost of sales of de-icing fluid; (iv) fuel costs associated with higher volumes of retail fuel sales and internal fuel usage in the U.S.; and (v) the effect of fluctuation in the average rates of exchange used in translating Canadian costs to their U.S. dollar equivalent. Partially offsetting the increases were lower costs as a result of: (i) the loss of contracts to operate ground transportation information kiosks and specialized airfield passenger transport vehicles; (ii) the positive trending of workers' compensation insurance claims; and (iii) the cessation of operations of the Corporation's Canadian FBO's.

    Depreciation and amortization expenses increased from $7.5 to $7.8 million, an increase of $.3 million, or 4.1%. The increase is due to additional depreciation in the current year due mainly to purchases of ground handling equipment. Partially offsetting the increase is the absence in fiscal 1996 of accelerated amortization of the remaining carrying value of leasehold improvements made to a hangar facility at a domestic airport location in the prior year (the Accelerated Amortization) (see Note 5).

    Selling, general and administrative expenses increased from $14.3 to $18.1 million, an increase of $3.8 million, or 26.3%, due primarily to the recording of higher provisions relating to the Corporation's bonus and retirement plans and to stock appreciation rights as a result of increases in the market price of the Corporation's common stock.

    Earnings before equity in earnings (loss) of investees and provision (benefit) for income taxes increased from $7.0 to $20.7 million, an increase of $13.7 million, due primarily to improved results from snow removal, ground handling (including higher sales of de-icing fluid) and domestic aircraft fueling operations. Adding to the increase was the absence of the Accelerated Amortization, a decrease in workers' compensation insurance costs and the elimination of operating losses associated with the Corporation's Canadian FBO's. Partially offsetting the increases were higher selling, general and administrative expenses as described above.

    Snow removal and aircraft de-icing services are seasonal in nature. The results of these operations are normally reflected in the second and third quarters of the fiscal year, and fluctuate depending upon the severity of the winter season.

    Results of aircraft ground handling operations fluctuate depending upon the flight activity and schedules of customers and the ability to deploy equipment and manpower in the most efficient manner to service such customers.

    The Corporation's 50% share of losses from its real estate joint venture in Hawaii (the Venture) increased from $2.7 to $3.0 million, an increase of $.3 million, or 10.0%. The increase in the Venture's loss is due mainly to higher interest expense-net due mainly to higher balances of partner advances payable. In addition, the Venture's interest income decreased as a result of the reduction in mortgage receivables. As is usual for companies with land development operations, the contribution to future results from such operations will fluctuate depending upon land sales closed in each reported period.

    The Corporation's provision (benefit) for income taxes increased from a benefit of $.4 million to a provision of $7.2 million, an increase of $7.5 million. The increase primarily reflects: (i) increased pre-tax earnings in the U.S. and Canada; (ii) the Corporation's recognition of a provision of $.8 million for income taxes associated with the anticipated repatriation of Canadian earnings; and (iii) a decrease of $.3 million in fiscal 1996 compared with fiscal 1995 of the recognition of deferred tax assets resulting from a reevaluation of the operating results of the Corporation's Canadian subsidiary (see Note 8).

                  Hudson General Corporation and Subsidiaries

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
                                   (Continued)

    The state of the North American aviation industry has resulted in increased competitive pressures on the pricing of aviation services and in the exploration of alliances between major commercial airline carriers. While these factors may have an adverse effect, several airlines have begun to outsource services to independent aviation service companies. This trend, as well as the Open Skies Agreement between the United States and Canada, which provides increased access to airlines to fly between these bordering countries, has provided additional opportunities for Hudson LLC. The Corporation is unable, at this time, to evaluate the full impact of these factors.

    The compliance with federal, state and local provisions which have been enacted or adopted regulating the discharge of materials into the environment did not have a material effect upon the Corporation's or Hudson LLC's capital expenditures or results of operations for fiscal 1996 and 1995, or competitive position. However, the federal government and many state and local governments have enacted or proposed legislation and regulations with respect to storage facilities for fuel, petroleum-based products and chemicals, the disposal of hazardous waste materials, storm water discharges, and financial responsibility for possible liability exposures relating to fuel storage facilities. Compliance with such legislation and regulations has resulted in expenditures by the Corporation, including expenditures for the testing, decommissioning and/or replacement of certain of its fuel and de-icing fluid storage facilities, and the cleanup of fuel spills. The Corporation was and Hudson LLC is presently engaged in several such decommissioning and cleanup projects, and it is anticipated that additional such expenditures, the amount of which is presently not expected to be material, will be required.

    In addition, airport authorities are coming under increasing pressure to cleanup previous contamination at their facilities, and are seeking financial contributions from airport tenants and companies which operate at their airports. The Corporation cannot predict at this time the amount, if any, that it or Hudson LLC may be required to pay in connection with such airport authority initiatives.

    The Corporation is required to adopt in fiscal 1997 Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 requires, among other things, that long-lived assets held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Corporation's management does not believe that the adoption of SFAS No. 121 will have a material impact on the Corporation's consolidated financial position or results of operations.

FISCAL 1995 COMPARED WITH FISCAL 1994

    Revenues decreased from $142.1 to $135.5 million, a decrease of $6.6 million, or 4.7%. The decrease reflects lower: (i) snow removal revenues of $14.2 million due mainly to the mild winter weather during fiscal 1995; (ii) aircraft fueling and hangar rental revenues in Canada of $6.2 million due to lower volumes of retail fuel sales and the expiration on October 31, 1994 of the Corporation's subleases at its Canadian FBO's; and (iii) revenues due to the effect of fluctuation in the average rates of exchange used in translating Canadian revenues to their U.S. dollar equivalent. Partially offsetting the revenue decreases were higher: (i) ground handling service revenues (net of decreased sales volumes of de-icing fluid) of $7.1 million due primarily to expanded services to new and existing customers and to a new contract to provide various winter related aircraft ground handling services at Terminal 1 in Toronto's Lester B. Pearson International Airport; (ii) domestic aircraft fueling revenues of $5.2 million resulting primarily from expanded intoplane fueling services at new and existing locations; (iii) ground transportation revenues of $1.6 million due mainly to expanded services to existing customers; and (iv) building maintenance revenues of $.8 million due primarily to expanded services to new and existing customers in the U.S.

  Costs and expenses were substantially unchanged at $128.5 million in fiscal 1995 as compared with $128.6 million in fiscal 1994. Operating costs decreased by $.4 million, or .3%. The decrease was attributable to lower: (i) snow removal costs due to the mild winter weather in the U.S.; (ii) fuel and facility rental costs related to the Corporation's Canadian FBO's; and (iii) the effect of fluctuation in the average rates of exchange used in translating Canadian costs to their U.S. dollar equivalent. Partially offsetting the decreases were higher:
(i) domestic labor and related costs due primarily to expanded services to new and existing customers; (ii) equipment rental costs due to expanded intoplane fueling services; (iii) labor and related costs associated with ground handling operations in Canada due primarily to expanded services to new and existing customers; and (iv) domestic maintenance associated with expansion of the Corporation's fleet of equipment.

    Depreciation and amortization expenses increased from $7.0 to $7.5 million, an increase of $.5 million, or 6.9%. The increase was due primarily to the Accelerated Amortization.

    Selling, general and administrative expenses increased from $13.8 to $14.3 million, an increase of $.5 million, or 3.6%, due mainly to higher facility, personnel and related costs associated with the Corporation's expanded operations as noted above.

    Interest expense decreased from $1.3 to $.6 million, a decrease of $.7 million, or 56.4%, due mainly to lower average outstanding borrowings and the increase in the Corporation's accrual of interest on its advances to the Venture.

    Earnings before equity in earnings (loss) of investees, provision (benefit) for income taxes and cumulative effect of change in the method of accounting for income taxes decreased from $13.5 to $7.0 million, a decrease of $6.5 million, or 48.3%, due primarily to reduced results from snow removal operations and lower sales volumes of de-icing fluid due mainly to the mild winter weather; the Accelerated Amortization; and higher selling, general and administrative expenses as described above. Partially offsetting the decreases were improved results from domestic aircraft fueling and ground transportation operations and lower interest expense.

    The Corporation's 50% share of losses from the Venture increased from $1.8 to $2.7 million, an increase of $.9 million, or 52.5%. The increase in the Venture's losses is due mainly to the cessation of interest capitalization by the Venture on Phase IV of the Project as of July 1, 1994.

    The Corporation's provision (benefit) for income taxes decreased from a provision of $4.4 million to a benefit of $.4 million, a decrease of $4.8 million. The decrease reflects lower federal and state tax provisions totaling $3.5 million due to decreased pre-tax earnings in the U.S., and the recognition in fiscal 1995 of $1.3 million of deferred tax assets resulting from a reevaluation of the operating results of the Corporation's Canadian subsidiary (see Note 8).

LIQUIDITY AND CAPITAL EXPENDITURES AND COMMITMENTS

    The Corporation's recurring sources of liquidity are funds provided from Hudson LLC and bank lines of credit. As a result of the Transaction, Hudson LLC will pay to the Corporation an overhead fee equal to the sum of 3% of Hudson LLC's consolidated domestic and 1% of Hudson LLC's consolidated Canadian revenues. It is currently anticipated that approximately $3.0 million of the Corporation's overhead will not be allocated to Hudson LLC on an annual basis. In addition, the Corporation is expected to receive distributions from Hudson LLC annually in an amount substantially equal to 50% of domestic and 10% of Canadian pre-tax earnings from the Aviation Business, as defined, multiplied by the Corporation's respective equity interest in Hudson LLC. Furthermore, the Corporation is entitled to receive the balance of trade receivables retained and net advances made by the Corporation on behalf of Hudson LLC in June 1996 in the aggregate amount of $7.2 million. Finally, to the extent that Debentures are converted into shares of the Corporation's common stock, Hudson LLC will be indebted to the Corporation. Hudson LLC is obligated to repay such debt to the Corporation as follows: (i) to the extent that proceeds received by Hudson LLC at the closing of the Transaction were not used to redeem Debentures; (ii) to the extent that deferred payments made by LAGS are received by Hudson LLC (see
Note 2); (iii) $500,000 on July 15, 1997; and (iv) $1,500,000 on July 15, 1998
and on each July 15th thereafter until the entire principal balance is satisfied. Pursuant to a Revolving Credit Agreement (the Credit Agreement), with a group of banks dated June 1, 1996, the Corporation may borrow funds (including outstanding letters of credit) up to a limit of $6.0 million until June 30, 1999 at which time the Credit Agreement terminates. There were no direct borrowings or letters of credit outstanding at June 30, 1996.

    In fiscal 1996, 1995 and 1994, net cash provided by operating activities was $25.5, $19.7 and $16.4 million, respectively. Capital expenditures net of proceeds from the sale of property and equipment were $12.9, $9.9 and $9.2 million in fiscal 1996, 1995 and 1994, respectively. The majority of capital expenditures were made in respect of the Aviation Business and as such the majority of future capital expenditures are expected to be made by Hudson LLC. Net cash advanced to the Venture was $.8, $1.7 and $.9 million in fiscal 1996, 1995 and 1994, respectively. Net cash advanced (including the effect of trade receivables retained by the Corporation) to Hudson LLC was $7.2 million for the month of June 1996. Net cash used by financing activities was $.6, $2.2 and $5.7 million for fiscal 1996, 1995 and 1994, respectively. Cash and cash equivalents were $12.7, $12.6 and $6.7 million at June 30, 1996, 1995 and 1994, respectively.

    During fiscal 1995, the Board of Directors approved the repurchase of up to 150,000 shares of the Corporation's common stock from time to time in either open market or privately negotiated transactions. As of June 30, 1996, the Corporation had repurchased 114,300 shares of its common stock in the open market for an aggregate purchase price of $2.0 million pursuant to this authorization (see Note 9).

  During fiscal 1992, the County of Hawaii passed an ordinance pursuant to which the Venture, after subdivision approvals are obtained, would be able to develop Phase IV of the project into 1,490 units. Pursuant to such ordinance, the Venture is required to expend approximately $2.3 million for public infrastructural improvements and in lieu payments. Shortly after passage of the ordinance, a lawsuit against the County of Hawaii was filed by two local residents of Hawaii (Plaintiffs) seeking to invalidate such ordinance on various grounds including that the ordinance was adopted without following State of Hawaii procedure relating to the preparation of an Environmental Impact Statement. During fiscal 1993, the Judge in this action granted Plaintiffs' motion for partial summary judgment without indicating any effect on Phase IV zoning. The County and the Venture have appealed this ruling. The appeal was heard before the Hawaii Supreme Court in March 1994, and because of an existing backlog in its caseload, the Court has not rendered a decision. The Venture cannot, at this time, determine the impact of the Court's ruling on the timing of development of Phase IV or the expenditures related thereto.

    The Joint Venture Agreement provides that the Corporation and its partner in the Venture, Oxford Kohala, Inc. (the Partner) are obligated to make equal advances of any of the Venture's required fundings. It is anticipated that the Venture's capital commitments will be funded by cash flow from its operations and advances from the Corporation and the Partner. It is expected that any advances which the Corporation may be required to make to the Venture will be provided from the Corporation's cash flow and lines of credit. Pursuant to the Credit Agreement the Corporation may advance up to $2.0 million to the Venture in any fiscal year or up to $5.0 million during the term of the Credit Agreement, net of any distributions received from the Venture by the Corporation during such periods. At present, it is anticipated that the advances required to meet the obligations of the Venture will not exceed the limits set forth in the Credit Agreement.

    At June 30, 1996, the Venture had commitments (in addition to the commitments noted above) aggregating $3.3 million for project expenditures. Included in this amount is $1.7 million for the construction of water well equipment and a reservoir by June 30, 1999. It is expected that the majority of funds for the Venture's other commitments will be expended subsequent to fiscal 1997.

    The Partner is a subsidiary of Oxford First Corporation (Oxford First). On October 13, 1994, Oxford First filed for reorganization under Chapter 11 of the Bankruptcy Code. Pursuant to an order of the Bankruptcy Court, Oxford First (through its subsidiary, The Oxford Finance Companies, Inc.) was permitted to transfer certain amounts to the Partner. The amounts so authorized were not sufficient to allow the Partner to make its full share of required advances. The Corporation opted to make additional advances (the Additional Advances) to cover the Partner's funding deficiency. During November 1995, the Partner resumed making advances, and in January 1996, the Partner repaid to the Corporation the entire amount of the Additional Advances of $.7 million together with interest thereon. In addition, pursuant to an amended reorganization plan which was approved by the Bankruptcy Court on September 7, 1995, Oxford First is permitted to transfer funds to the Partner in an aggregate amount not to exceed $750,000 in each of the calendar years 1996 and 1997 (exclusive of the repayment of the Additional Advances). The Corporation, at present, is unable to determine whether such permitted transfers will be sufficient in order for the Partner to make its share of future advances to the Venture or whether Oxford First will receive permission from the Bankruptcy Court to transfer additional funds to the Partner, if required. The Partner has advanced $675,000 to the Venture during the first eight months of calendar 1996. Should the Partner be unable to make its share of future advances to the Venture, the Corporation has the option to make further advances on behalf of the Partner (subject to its right of reimbursement) necessary up to the limits set forth in the Credit Agreement. The Partner did not file for reorganization under Chapter 11 of the Bankruptcy Code. During fiscal 1996, the Corporation made net advances of $.8 million to the Venture.

    The extent to which advances to the Venture will be required in the future, as well as the timing of the return to the Corporation of the advances made by it, will depend upon the amount of sales generated by the Venture, the terms upon which parcels are sold, expenses incurred in the planning and development of future phases of the Project and the ability of the Partner to fund its obligations under the Joint Venture Agreement.

    It is expected that the sources of the Corporation's liquidity, as noted above, will provide sufficient funding to allow the Corporation to meet its liquidity requirements.

                   Hudson General Corporation and Subsidiaries

                      SELECTED CONSOLIDATED FINANCIAL DATA
                    (in thousands, except per share amounts)


                                                                            Fiscal Years Ended June 30,
                                                  -------------------------------------------------------------------------------
                                                       1996(a)          1995            1994            1993         1992
                                                  -------------------------------------------------------------------------------
Revenues.........................................    $ 157,718       $ 135,453       $ 142,075       $ 132,186         $ 126,744
Earnings (loss) before extraordinary items and
  cumulative effect of change in the method of
  accounting for income taxes....................       10,466           4,593           7,310          (2,045)(b)         1,128
Earnings (loss) per share before extraordinary
  items and cumulative effect of change in the
  method of accounting for income taxes:
   Primary.......................................         8.87            3.69            5.86           (1.65)              .90
   Fully diluted.................................         5.56            2.67            3.96           (1.65)             1.06
Net earnings (loss)..............................       10,466           4,593           7,760          (2,180)(b)         2,005(c)
Net earnings (loss) per share:
   Primary.......................................         8.87            3.69            6.22           (1.75)             1.60
   Fully diluted.................................         5.56            2.67            4.17           (1.75)             1.47
Total assets.....................................       48,776          87,568          77,889          72,414            79,038
Long-term obligations less current maturities....           --          29,000          29,000          32,700            34,800
Stockholders' equity.............................       43,895          21,616          19,223          12,141            15,066
Capital expenditures.............................       13,158          10,806           9,815           5,786             7,359
Cash dividends per common share..................          .50             .50              --              --                --
                                                  -------------------------------------------------------------------------------


(a) As a result of a transaction with Lufthansa Airport and Ground Services GmbH (see Note 2), effective June 1, 1996, the Corporation's interest in its aviation services business is accounted for under the equity method.

(b) Includes $4,287 of accelerated amortization of leasehold rights related to the Corporation's Canadian Fixed Base Operations, which the Corporation ceased operating during fiscal 1995.

(c) Includes extraordinary tax benefit from net operating loss carryforwards of $800.


                                                                                        FISCAL 1996                Fiscal 1995
                                                                                  ------------------------------------------------
Market Price Range*                                                                   High        Low           High         Low
                                                                                  ------------------------------------------------
First Quarter...................................................................      24          20             20         15 1/8
Second Quarter..................................................................      34 1/4      23 5/8         18 3/8     15 7/8
Third Quarter...................................................................      43 3/8      33             16 3/4     15 3/4
Fourth Quarter..................................................................      43 3/8      34 3/8         20 1/2     16


* The range of per share closing prices of the Corporation's common stock on the American Stock Exchange in each fiscal quarter from July 1, 1994 through June 30, 1996.

    At June 30, 1996, there were 224 record holders of the Corporation's common stock.

                   Hudson General Corporation and Subsidiaries

                       CONSOLIDATED STATEMENTS OF EARNINGS


                                                                                                     Year Ended June 30,
                                                                                        ------------------------------------------
                                                                                             1996           1995             1994
                                                                                        ------------------------------------------
                                                                                           (in thousands, except per share amounts)
Revenues..............................................................................    $157,718         $135,453       $142,075
                                                                                        ------------------------------------------
Costs and expenses:
  Operating...........................................................................     113,744          106,070        106,424
  Depreciation and amortization.......................................................       7,165            7,528          7,042
  Selling, general & administrative...................................................      16,755           14,306         13,806
  Interest--net.......................................................................         239              559          1,283
                                                                                        ------------------------------------------
    Total costs and expenses..........................................................     137,903          128,463        128,555
                                                                                        ------------------------------------------
Earnings before equity in earnings (loss) of investees, provision (benefit)
  for income taxes and cumulative effect of change in the method of
  accounting for income taxes ........................................................      19,815            6,990         13,520
Equity in earnings of Hudson General LLC..............................................         855                -              -
Equity in loss of Kohala Joint Venture................................................      (3,021)          (2,747)        (1,801)
                                                                                        ------------------------------------------
Earnings before provision (benefit) for income taxes and cumulative effect of
  change in the method of accounting for income taxes.................................      17,649            4,243         11,719
Provision (benefit) for income taxes..................................................       7,183             (350)         4,409
                                                                                        ------------------------------------------
Earnings before cumulative effect of change in the method of accounting for
  income taxes .......................................................................      10,466            4,593          7,310
Cumulative effect of change in the method of accounting for income taxes..............           -                -            450
                                                                                        ------------------------------------------
Net earnings..........................................................................    $ 10,466         $  4,593       $  7,760
                                                                                        ==========================================
Earnings per share, primary:
  Earnings before cumulative effect of change in the method of accounting for
    income taxes .....................................................................    $   8.87         $   3.69       $   5.86
  Cumulative effect of change in the method of accounting for income taxes............           -                -            .36
                                                                                        ------------------------------------------
  Net earnings........................................................................    $   8.87         $   3.69       $   6.22
                                                                                        ==========================================
Earnings per share, fully diluted:
  Earnings before cumulative effect of change in the method of accounting for
    income taxes .....................................................................    $   5.56          $  2.67       $   3.96
  Cumulative effect of change in the method of accounting for income taxes............           -                -            .21
                                                                                        ------------------------------------------
  Net earnings........................................................................    $   5.56           $ 2.67       $   4.17
                                                                                        ==========================================


See accompanying notes to consolidated financial statements.

                   Hudson General Corporation and Subsidiaries


                           CONSOLIDATED BALANCE SHEETS

                                                                                                      June 30,
                                                                                           -----------------------------------
                                                                                                 1996           1995
                                                                                           -----------------------------------
                                                                                                   (in thousands)
Assets
Current assets:
   Cash and cash equivalents.............................................................    $  12,701      $  12,613
   Accounts and notes receivable-net.....................................................          238         14,457
   Advances to Hudson General LLC........................................................        7,233              -
   Inventory.............................................................................            -            936
   Prepaid expenses and other assets.....................................................          302            876
   Deferred income taxes.................................................................            -          4,602
                                                                                           -----------------------------------
           Total current assets..........................................................       20,474         33,484
Property, equipment and leasehold rights at cost, less accumulated
   depreciation and amortization.........................................................        3,428         33,864
Investment in Hudson General LLC.........................................................        8,738              -
Investment in Kohala Joint Venture-net...................................................       15,420         16,065
Long-term receivables-net................................................................            -          2,585
Other assets-net.........................................................................          716            770
Excess cost over fair value of net assets acquired.......................................            -            800
                                                                                           -----------------------------------
                                                                                             $  48,776      $  87,568
                                                                                           ===================================
Liabilities and Stockholders' Equity
Current liabilities:
   Accounts payable......................................................................    $     471      $  12,305
   Income taxes payable..................................................................            -          1,557
   Accrued expenses and other liabilities................................................        3,648         21,233
                                                                                           -----------------------------------
           Total current liabilities.....................................................        4,119         35,095
                                                                                           -----------------------------------
Long-term debt, subordinated.............................................................            -         29,000
Deferred income taxes....................................................................          762          1,857
                                                                                           -----------------------------------
           Total noncurrent liabilities..................................................          762         30,857
                                                                                           -----------------------------------
Stockholders' Equity:
   Serial preferred stock (authorized 100,000 shares
         of $1 par value)-none outstanding...............................................            -              -
   Common stock (authorized 7,000,000 shares of $1 par value)-
         issued 1,277,401 and 1,253,802 shares...........................................        1,277          1,254
   Paid in capital.......................................................................       18,033          6,759
   Retained earnings.....................................................................       26,595         16,707
   Equity adjustments from foreign currency translation..................................           -          (1,483)
   Treasury stock, at cost, 114,300 and 96,600 shares....................................       (2,010)        (1,621)
                                                                                           -----------------------------------
           Total stockholders' equity....................................................       43,895         21,616
                                                                                           -----------------------------------
                                                                                             $  48,776      $  87,568
                                                                                           ===================================


See accompanying notes to consolidated financial statements.

                   Hudson General Corporation and Subsidiaries


                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                For the Years Ended June 30, 1996, 1995 and 1994
                                           --------------------------------------------------------------------------------------
                                                Common Stock                                    Equity
                                                   Issued                                  Adjustments from
                                           ---------------------    Paid in      Retained  Foreign Currency  Treasury Stockholders'
                                              Shares      Amounts   Capital      Earnings     Translation      Stock      Equity
                                           --------------------------------------------------------------------------------------
                                                                    (in thousands, except share amounts)
Balance, June 30, 1993...................   1,242,802     $1,243   $ 6,607       $ 4,956       $  (665)     $     -      $12,141
  Common stock issued in connection with
    exercise of stock options............       8,000          8       110             -             -            -          118
  Equity adjustment from foreign
    currency translation.................           -          -         -             -          (796)           -         (796)
  Net earnings...........................           -          -         -         7,760             -            -        7,760
                                           -------------------------------------------------------------------------------------
Balance, June 30, 1994...................   1,250,802      1,251     6,717        12,716        (1,461)           -       19,223
  Common stock issued in connection with
    exercise of stock options............       3,000          3        42             -             -            -           45
  Dividends ($.50 per share).............           -          -         -          (602)            -            -         (602)
  Equity adjustment from foreign
    currency translation.................           -          -         -             -           (22)           -          (22)
  Purchase of treasury stock.............           -          -         -             -             -       (1,621)      (1,621)
  Net earnings...........................           -          -         -         4,593             -            -        4,593
                                           -------------------------------------------------------------------------------------
Balance, June 30, 1995...................   1,253,802      1,254     6,759        16,707        (1,483)      (1,621)      21,616
  Common stock issued in connection with
    exercise of stock options............      16,000         16       249             -             -            -          265
  Dividends ($.50 per share).............           -          -         -          (578)            -            -         (578)
  Equity adjustment from foreign
    currency translation.................           -          -         -             -            13            -           13
  Effect of equity infusion in
    Hudson General LLC--net...............          -          -    10,783             -         1,470            -       12,253
  Purchase of treasury stock.............           -          -         -             -             -         (389)        (389)
  Conversion of convertible subordinated
    debentures...........................       7,599          7       242             -             -            -          249
  Net earnings...........................           -          -         -        10,466             -            -       10,466
                                           -------------------------------------------------------------------------------------
Balance, June 30, 1996...................   1,277,401     $1,277   $18,033       $26,595       $     -      $(2,010)     $43,895
                                           =====================================================================================


See accompanying notes to consolidated financial statements.

                   Hudson General Corporation and Subsidiaries

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        Year Ended June 30,
                                                                             ----------------------------------------
                                                                                 1996          1995             1994
                                                                             ----------------------------------------
                                                                                          (in thousands)
Cash flows from operating activities:
   Net earnings .......................................................       $ 10,466        $  4,593        $  7,760
   Adjustments to reconcile net earnings before cumulative effect of change in the method of accounting for income taxes to net cash provided by operating activities:
       Depreciation and amortization ..................................          7,165           7,528           7,042
       Provision for losses on accounts receivable-net ................            362             178             160
       Increase (decrease) in deferred income taxes ...................         (1,090)            149            (272)
       Equity in earnings of Hudson General LLC .......................           (855)             --              --
       Equity in loss of Kohala Joint Venture .........................          3,021           2,747           1,801
       Accrual of interest income on Kohala Joint Venture advances ....         (1,604)         (1,471)           (947)
       Gain on sale of equipment ......................................           (139)           (454)           (133)
       Change in other current assets and liabilities:
         Accounts and notes receivable ................................          2,845               5          (2,797)
         Inventory-net ................................................           (135)            (31)           (121)
         Prepaid expenses and other assets ............................           (369)            215             129
         Deferred income taxes ........................................          2,342          (1,656)         (1,489)
         Accounts payable .............................................            892           3,650           1,261
         Income taxes payable .........................................            165             333             575
         Accrued expenses and other liabilities .......................          1,785           3,136           3,123
       Decrease in other assets .......................................             54              92             155
       Decrease in long-term receivables-net ..........................            522             553              23
       Other-net ......................................................             37             127             130
                                                                              ----------------------------------------
         Net cash provided by operating activities ....................         25,464          19,694          16,400
Cash flows from investing activities:                                         ----------------------------------------
   Purchases of property, equipment and leasehold rights ..............        (13,158)        (10,806)         (9,815)
   Proceeds from sale of property and equipment .......................            244             935             648
   Advances to Hudson General LLC .....................................         (7,233)             --              --
   Advances to Kohala Joint Venture-net ...............................           (772)         (1,720)           (870)
   Net cash transferred to Hudson General LLC upon formation ..........         (3,002)             --              --
   Fees related to transfer of assets to Hudson General LLC ...........           (825)             --              --
                                                                              ----------------------------------------
         Net cash used by investing activities ........................        (24,746)        (11,591)        (10,037)
                                                                              ----------------------------------------
Cash flows from financing activities:
   Proceeds from issuance of common stock .............................            335              45             118
   Cash dividends paid ................................................           (578)           (602)             --
   Purchase of treasury stock .........................................           (389)         (1,621)             --
   Proceeds from borrowings ...........................................             --              --             500
   Principal repayments of borrowings .................................             --              --          (6,333)
                                                                              ----------------------------------------
         Net cash used by financing activities ........................           (632)         (2,178)         (5,715)
                                                                              ----------------------------------------
Effect of exchange rate changes on cash ...............................              2             (39)           (297)
                                                                              ----------------------------------------
Net increase in cash and cash equivalents .............................             88           5,886             351
Cash and cash equivalents at beginning of year ........................         12,613           6,727           6,376
                                                                              ----------------------------------------
Cash and cash equivalents at end of year ..............................       $ 12,701        $ 12,613        $  6,727
                                                                              ========================================


See accompanying notes to consolidated financial statements.

                   Hudson General Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION: The consolidated financial statements include the accounts of Hudson General Corporation and the subsidiaries for which it exercises effective control (the Corporation). All material intercompany accounts and transactions have been eliminated in consolidation. Kohala Joint Venture, a land development venture in Hawaii in which the Corporation has a 50% interest (the Venture), is accounted for under the equity method of accounting (see Note 3). Effective June 1, 1996, the Corporation consummated a transaction (the Transaction) in which a third party, Lufthansa Airport and Ground Services GmbH (LAGS), acquired a 26% interest in the Corporation's aviation services business (the Aviation Business). As part of the Transaction, the Corporation transferred substantially all of the assets and liabilities of the Aviation Business to Hudson General LLC (Hudson LLC), a newly-formed limited liability company (see Note 2). LAGS received a 26% interest in Hudson LLC. At the same time, the Corporation, Hudson LLC and LAGS USA Inc., a wholly owned subsidiary of LAGS (LAGS USA), entered into a Limited Liability Company Agreement effective June 1, 1996 (the LLC Agreement). Due to the provisions in the LLC Agreement, effective June 1, 1996, the Corporation has accounted for its interest in Hudson LLC under the equity method of accounting. As a result, the fiscal 1996 consolidated statements of earnings of the Corporation contain the operating results of the Aviation Business on a consolidated basis for eleven months and under the equity method of accounting for one month. The Corporation's consolidated balance sheet as of June 30, 1996 includes the Corporation's investment in Hudson LLC. As a result of the Corporation's transfer (as noted above) of substantially all of the Aviation Business assets and liabilities to Hudson LLC, such assets and liabilities are not reflected in the Corporation's accompanying consolidated balance sheets as of June 30, 1996. The Corporation's stockholders' equity was increased by $12,253,000 in June 1996 as a result of the Corporation's equity interest in Hudson LLC's capital transactions.

DESCRIPTION OF BUSINESS: The Corporation through its ownership interest in Hudson LLC provides a broad range of aviation services to the aviation industry at twenty-four (24) airports throughout the United States and Canada. These services include aircraft ground handling; aircraft de-icing; aircraft fueling; fuel management; ground transportation; snow removal; cargo warehousing; and sale, leasing and maintenance of ground support equipment.

INVENTORIES: Inventories were carried at the lower of average cost or market.

DEPRECIATION AND AMORTIZATION: Depreciation of property and equipment is provided on the straight-line method over their estimated useful lives. Leasehold rights were amortized over the original and anticipated renewal terms of the underlying leases.

EXCESS COST OVER FAIR VALUE OF NET ASSETS ACQUIRED: The excess cost over fair value of net assets acquired, net of accumulated amortization of $1,188,000 at June 30, 1995, was amortized on a straight-line basis over periods not to exceed forty years.

INCOME TAXES: Effective July 1, 1993, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which requires the use of the liability method of accounting for deferred income taxes (see Note 8).

FINANCIAL INSTRUMENTS: The Corporation believes that the book values of its monetary assets and liabilities approximate fair values as a result of the short-term nature of such assets and liabilities.

FOREIGN CURRENCY TRANSLATION: The financial position and results of operations of the Corporation's Canadian operations were measured using local currency as the functional currency. Assets and liabilities were translated into U.S. dollars at year-end rates of exchange, and revenues and expenses were translated at the average rates of exchange for the year. Gains or losses resulting from translating foreign currency financial statements were accumulated as a separate component of stockholders' equity.

STATEMENTS OF CASH FLOWS: For purposes of the consolidated statements of cash flows, the Corporation considers all securities with an original maturity of three months or less at the date of acquisition to be cash equivalents. The changes in specified asset and liability accounts in the accompanying consolidated statements of cash flows for fiscal 1996 are exclusive of the effect of the transfer of specified assets and liabilities of the Aviation Business to Hudson LLC. In fiscal 1996, 1995 and 1994 income taxes (net of refunds) of $5,064,000, $362,000 and $4,677,000, respectively, were paid.
Interest of $2,030,000, $2,030,000 and $2,241,000 was paid in fiscal 1996, 1995 and 1994, respectively.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

EARNINGS PER SHARE: Primary earnings per common and common equivalent share have been computed based upon the weighted average number of shares of common stock outstanding and dilutive common stock equivalents assumed outstanding during the respective years. The weighted average number of shares used in computing primary earnings per common and common equivalent share was 1,179,841, 1,245,122 and 1,246,889 in fiscal 1996, 1995 and 1994, respectively. Fully diluted earnings per common and common equivalent share have been computed based upon the assumption that the Corporation's convertible debentures are converted into common shares at the beginning of each period in which their effect is dilutive and that the related interest expense that would not have been incurred had conversion taken place, net of applicable taxes, is added back to net earnings. The weighted average number of common and common equivalent shares used in computing fully diluted earnings per share in fiscal 1996, 1995 and 1994 was 2,069,617, 2,145,175 and 2,134,789, respectively.

RECLASSIFICATIONS: Certain reclassifications of fiscal 1995 and 1994 balances have been made to conform with the fiscal 1996 presentation.

2. INVESTMENT IN HUDSON GENERAL LLC

Effective June 1, 1996, pursuant to the terms of a Unit Purchase and Option Agreement dated February 27, 1996 (the Purchase Agreement) between the Corporation and LAGS, a German corporation and an indirect wholly-owned subsidiary of Deutsche Lufthansa AG(Lufthansa), the Corporation transferred substantially all of the assets and liabilities of the Aviation Business to Hudson LLC. In exchange for the transfer of such assets and liabilities and the assumption by Hudson LLC, as co-obligor with the Corporation, of all of the Corporation's 7% convertible subordinated debentures, the Corporation received a 74% interest in Hudson LLC. In addition, Hudson LLC sold LAGS a 26% interest in Hudson LLC, for a purchase price of $23,686,000 in cash (after certain adjustments), of which $15,848,000 was paid at the closing. The

                   Hudson General Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Continued)

remaining portion of the purchase price of $7,838,000 (the Deferred Payment) is to be paid in three annual installments (together with accrued interest from January 1, 1996 at a rate of 11% per annum), expected to be paid in September 1996, 1997 and 1998, and is subject to potential downward adjustment based on the future earnings of the Aviation Business. The earnings of the Aviation Business in fiscal 1996 were sufficient for Hudson LLC to earn the full portion of the Deferred Payment due in September 1996 of $2,650,000, plus interest thereon. The Purchase Agreement also provided for the grant to LAGS of an option (the LAGS Option), exercisable on October 1 of each year from 1996 through 2000, effective as of the preceding July 1, pursuant to which LAGS may increase its equity ownership in Hudson LLC from 26% to a maximum of 49%, for a price based on a formula related to the average earnings of the Aviation Business over the four fiscal years preceding the exercise of the option, subject to certain minimum and maximum amounts.

  The LLC Agreement stipulates that the Corporation and LAGS USA will share profits and losses in the same proportion as their respective equity interests in Hudson LLC, except that the Corporation is entitled to all interest earned on the Deferred Payment and LAGS USA will not share in any pre-tax earnings, as defined, of the Aviation Business in excess of $14,690,000 and $15,863,000 in fiscal 1997 and 1998, respectively. In addition, Hudson LLC's net earnings in June 1996 were allocated 100% to the Corporation.

  In June 1996, primarily as a result of the Corporation retaining certain trade receivables, the Corporation made net advances of $7,233,000 on behalf of Hudson LLC. Such balance remained outstanding at June 30, 1996 and is expected to be repaid to the Corporation by Hudson LLC (together with accrued interest at a rate of 5.18%).

  Pursuant to the LLC Agreement: (i) the Corporation will continue to manage the Aviation Business and will be entitled to charge Hudson LLC an overhead fee equal to the sum of 3% of Hudson LLC's consolidated domestic revenues and 1% of Hudson LLC's consolidated Canadian revenues; and (ii) there will be a Member Board on which the Corporation has three votes and LAGS USA has two votes. The LLC Agreement allows either Member to veto certain major transactions or any reduction in distributions stipulated in the LLC Agreement. The LLC Agreement provides that distributions will be paid annually in an amount at least equal to 50% of domestic and 10% of Canadian pre-tax earnings, as defined, from the Aviation Business.

  The summary consolidated balance sheet for Hudson LLC as of June 30, 1996 (in thousands) is as follows:

Cash and cash equivalents............................  $19,269
Accounts and notes receivable-net....................   18,055
Other current assets.................................    2,317
                                                       -------
  Total current assets...............................   39,641
Property, equipment and leasehold rights at cost,
  less accumulated depreciation and amortization.....   37,442
Other assets-net.....................................    3,641
                                                       -------
                                                       $80,724
                                                       =======

Accounts payable.....................................  $15,104
Accrued expenses and other liabilities...............   18,085
Advances from Hudson General Corporation.............    7,233
                                                       -------
  Total current liabilities..........................   40,422
Long-term debt, subordinated.........................   28,751
Members' equity......................................   11,551
                                                       -------
                                                       $80,724
                                                       =======

  Summary results of operations for Hudson LLC for the month of June 1996 (in thousands) are as follows:

Revenues.............................................  $12,313
                                                       -------
Operating costs......................................    9,259
Depreciation and amortization........................      673
Selling, general & administrative costs..............    1,317
Interest.............................................      168
                                                       -------
  Total costs and expenses...........................   11,417
Earnings before provision for foreign income taxes...      896
Provision for foreign income taxes...................       41
                                                       -------
  Net earnings                                         $   855
                                                       =======


  The Corporation's share of Hudson LLC's results is shown as "Equity in earnings of Hudson General LLC" in the accompanying consolidated statements of earnings.

3. INVESTMENT IN KOHALA JOINT VENTURE

The Venture was formed to acquire, develop and sell approximately 4,000 contiguous acres of land in Hawaii (the Project). The Project is being developed in four successive phases. The first two phases, containing approximately 2,100 acres, have been developed and substantially sold. The third phase, containing approximately 550 acres, has also been developed and has 86 parcels available for sale. The fourth phase has yet to be developed, except to the extent common improvements (main roadway, water wells, etc.) have been completed. During fiscal 1992, the County of Hawaii passed an ordinance pursuant to which the Venture, after subdivision approvals are obtained, would be able to develop Phase IV into 1,490 units. Shortly after passage of the ordinance, a lawsuit against the County of Hawaii was filed by two local residents of Hawaii (Plaintiffs) seeking to invalidate such ordinance on various grounds including that the ordinance was adopted without following State of Hawaii procedure relating to the preparation of an Environmental Impact Statement. During fiscal 1993, the Judge in this action granted Plaintiffs' motion for partial summary judgment without indicating any effect on Phase IV zoning. The County and the Venture have appealed this ruling. The appeal was heard before the Hawaii Supreme Court in March 1994, and because of an existing backlog in its caseload, the Court has not rendered a decision. The Venture cannot, at this time, determine the impact of the Court's ruling on the timing of development of Phase IV or the expenditures related thereto.

  The Corporation's partner in the Venture is Oxford Kohala, Inc. (the Partner), a wholly owned subsidiary of Oxford First Corporation (Oxford First). Under the Restated Joint Venture Agreement dated April 29, 1981, as amended (the Agreement), the partners have agreed to make equal advances to the Venture for all costs necessary for the orderly development of the land and to share profits equally. The Corporation's total advances (including accrued interest) at June 30, 1996 and 1995 were $25,110,000 and $22,565,000, respectively.

  On October 13, 1994, Oxford First filed for reorganization under Chapter 11 of the Bankruptcy Code. Pursuant to an order of the Bankruptcy Court, Oxford First (through its subsidiary, The Oxford Finance Companies, Inc.) was permitted to transfer certain amounts to the Partner. The amounts so authorized were not sufficient to allow the Partner to make its full share of required advances. The Corporation opted to make additional advances (the Additional Advances) to cover

                   Hudson General Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Continued)


the Partner's funding deficiency. During November 1995, the Partner resumed making advances, and in January 1996, the Partner repaid to the Corporation the entire amount of the Additional Advances of $702,000 together with $37,000 of interest thereon. In addition, pursuant to an amended reorganization plan which was approved by the Bankruptcy Court on September 7, 1995, Oxford First is permitted to transfer funds to the Partner in an aggregate amount not to exceed $750,000 in each of the calendar years 1996 and 1997 exclusive of the repayment of the Additional Advances. The Corporation, at present, is unable to determine whether such permitted transfers will be sufficient in order for the Partner to make its share of future advances to the Venture or whether Oxford First will receive permission from the Bankruptcy Court to transfer additional funds to the Partner, if required. The Partner advanced $675,000 to the Venture during the first eight months of calendar 1996. Should the Partner be unable to make its share of future advances to the Venture, the Corporation has the option to make further advances on behalf of the Partner (subject to its right of reimbursement) necessary up to the limits set forth in the Credit Agreement (see
Note 7). The Partner did not file for reorganization under Chapter 11 of the Bankruptcy Code. During fiscal 1996, the Corporation made net advances of $772,000 to the Venture.

  During fiscal 1991, the Venture entered into agreements with banks pursuant to which $8,797,000 of the Venture's mortgage receivables were sold. An additional sale of $3,148,000 of mortgage receivables to a bank was completed during fiscal 1992. On April 30, 1996, the Venture repurchased $1,373,000 of such mortgage receivables which represented the entire outstanding balance thereof. Since the Venture had accounted for these transactions as financing arrangements, the unpaid balance of the mortgage receivables in the amount of $2,826,000 is shown as "Notes payable" in the consolidated balance sheet of the Venture at June 30, 1995.

  The Corporation accrues interest income on its advances to the Venture at the rate agreed to by the Partners (currently 1% below prime). The Corporation defers recognition of such interest income to the extent that such interest rate exceeds the Corporation's weighted average cost of funds. At June 30, 1996 and 1995, the amount of deferred interest income was $2,028,000 and $1,859,000, respectively. The Corporation will recognize deferred interest income when additional distributions or payments related to the Venture, if any, are made to the Corporation. Interest income accrued by the Corporation for fiscal 1996 and 1995 was $1,604,000 and $1,471,000, respectively.

  The summary consolidated balance sheets for the Venture as of June 30, 1996 and 1995 are as follows:

                                                       1996      1995
                                                      ---------------
                                                        (in thousands)
Cash and equivalents........................           $   267   $  89
Land and development costs (including capitalized
  interest of $6,706,000 and $6,736,000)....            26,710  26,863
Mortgages, accounts and notes receivable....             5,212   7,732
Foreclosed real estate-net..................             2,200   2,395
Other assets-net............................             2,325   2,461
                                                      ----------------
                                                      $ 36,714 $39,540
                                                      ================


Notes payable...............................          $   576  $ 3,402
Partner advances and accrued interest
  payable...................................           50,220   44,048
Accounts payable and accrued expenses.......            1,292    1,422
Partners' deficit...........................          (15,374)  (9,332)
                                                     -----------------
                                                     $ 36,714  $39,540
                                                     =================

  Summary results of operations for the Venture for the fiscal years ended June 30, 1996, 1995 and 1994 are as follows:

                                      1996      1995     1994
                                      -----------------------
                                           (in thousands)

Net sales........................   $   677  $   504  $   536
                                    -------------------------
Cost of sales....................       365      191      163
Selling, general and
  administrative costs...........     2,953    2,852    2,797
Interest-net.....................     3,401    2,956    1,178
                                    -------------------------
Net loss.........................   $(6,042) $(5,495) $(3,602)
                                    =========================

  As a partnership, the Venture is not subject to federal or state income taxes. The Corporation's portion of the Venture's results is shown as "Equity in loss of Kohala Joint Venture" in the accompanying consolidated statements of earnings.

4. SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION

Accounts, notes and long-term receivables-net at June 30, 1996 and 1995 consisted of the following:

                                                                1996      1995
                                                                --------------
                                                                 (in thousands)
Rental and service fees receivable ..................       $   238       $13,905
Note receivable .....................................            --         2,941
Equipment rental contracts and other notes receivable
  (less unearned finance income of $59,000 in 1995) .            --           196
                                                            -------       -------
                                                                238        17,042
Less: current portion (net of allowance for
  doubtful accounts of $1,579,000 in 1995) ..........           238        14,457
                                                            -------       -------
Long-term portion ...................................       $    --       $ 2,585
                                                            =====================


  On January 6, 1994, the Corporation assigned its leases and ceased operations at Long Island MacArthur Airport in Islip, New York (LIMA) where the Corporation had provided ground handling and fueling services to commercial airlines and related fixed base operation services to general aviation aircraft. At the closing, the Corporation was paid $150,000 in cash and received a promissory note from the purchaser of its leases in the amount of $3,750,000, payable over seven years with interest at the rate of 7%. The outstanding balance of the note receivable at June 30, 1995 was $2,941,000. The promissory note is secured by the assigned leases and other assets located at LIMA. This transaction did not have a material effect on the Corporation's consolidated financial position or results of operations.

  The Corporation through its ownership interest in Hudson LLC provides various services at airports throughout the United States and Canada. The Corporation grants credit to customers based upon an analysis of its customers' financial position and then-existing conditions in the aviation industry. Six of the Corporation's customers had individual balances outstanding greater than 5%, and aggregating 48%, of accounts receivable-net at June 30, 1995. During the three fiscal years ended June 30, 1996 certain airline customers of the Corporation filed for protection under the bankruptcy laws or ceased operations. Bad debt expenses were $362,000, $178,000 and $160,000 for fiscal 1996, 1995 and 1994, respectively.

                   Hudson General Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Continued)






  Accrued expenses and other liabilities at June 30, 1996 and 1995 consisted of the following:

                                       1996         1995
                                     ---------------------
                                         (in thousands)
Salaries and wages ...........       $ 2,172       $ 5,353
Interest .....................           767           956
Insurance ....................            --         6,022
Operating expenses payable ...            --         3,176
Customer advances and deposits            --         1,739
Retirement plan costs ........           333           835
Other ........................           376         3,152
                                     ---------------------
                                     $ 3,648       $21,233
                                     =====================


  Maintenance and repair expenses were $7,536,000, $7,400,000 and $6,540,000 for fiscal 1996, 1995 and 1994, respectively.

  Interest income (excluding interest charged to the Venture) included in revenues was $618,000, $615,000 and $374,000 for fiscal 1996, 1995 and 1994, respectively.

5. PROPERTY, EQUIPMENT AND LEASEHOLD RIGHTS

  The number of years over which major classes of assets are being depreciated and amortized, and the costs and the related accumulated depreciation and amortization thereof at June 30, 1996 and 1995 are set forth below:

                                                               Estimated
                                                             Useful Lives   1996        1995
                                                             ------------- -----        ----
                                                                           (in thousands)

Operating equipment .........................................       2-12    $ 8,318     $ 70,232
Leasehold rights ............................................        25          --        2,400
Buildings ...................................................      14-20         --        1,458
Office furnishings and equipment ............................       3-10        669        3,193
Leasehold improvements ......................................       2-28        216        5,829
                                                                   -----------------------------
                                                                              9,203       83,112
Accumulated depreciation and amortization ...................                (5,775)     (49,248)
                                                                            --------------------
                                                                            $ 3,428     $ 33,864
                                                                            ====================


  At June 30, 1996, the Corporation leased operating equipment to Hudson LLC with a net book value of $3,099,000.

  Due to an early lease termination in fiscal 1995, the Corporation accelerated the amortization of the remaining carrying value of leasehold improvements made to a hangar facility at a domestic airport location in the amount of $744,000. Such amount is included in "Depreciation and amortization" in the accompanying consolidated statements of earnings.

6. CANADIAN OPERATIONS

The consolidated financial statements include: assets of $12,301,000 and $14,895,000, and net assets of $7,655,000 and $8,866,000, at the end of fiscal 1995 and 1994, respectively; and revenues of $38,080,000, $34,376,000 and
$40,144,000; and earnings of $3,166,000, $3,352,000 and $1,717,000 in fiscal
1996, 1995 and 1994, respectively, related to the Corporation's Canadian operations.

7. LONG-TERM DEBT

Pursuant to a Revolving Credit Agreement with a group of banks dated June 1, 1996 (the Credit Agreement), the Corporation may borrow funds (including outstanding letters of credit) up to a limit of $6,000,000 until June 30, 1999 at which time the Credit Agreement terminates. There were no direct borrowings or letters of credit outstanding under the Credit Agreement at June 30, 1996. The Credit Agreement provides the Corporation with the option of selecting a rate of interest at either the base rate or 1 3/8% above the LIBO rate, as defined.

  The Credit Agreement requires that the Corporation meet certain financial covenants and allows the Corporation to pay dividends or purchase, redeem or retire its stock so long as such financial covenants are met. Pursuant to the Credit Agreement, the Corporation may advance up to $2,000,000 to the Venture in any fiscal year or up to $5,000,000 during the term of the Credit Agreement, net of any distributions received from the Venture by the Corporation during such periods. Since the inception of the Credit Agreement the Corporation has not increased its net advances to the Venture. The Corporation has granted the banks a security interest in all of its membership units of Hudson LLC.

  In connection with the Transaction, the revolving credit agreement that the Corporation had with a group of banks dated November 25, 1992, as amended, was amended and restated as of June 1, 1996, and Hudson LLC assumed and agreed to become jointly and severally liable for any obligations thereunder (the LLC Credit Agreement). At June 30, 1995, there were no direct borrowings and $3,655,000 of outstanding letters of credit. The Corporation is a co-obligor under the LLC Credit Agreement in an amount equal to the balance of outstanding Debentures (see below). Pursuant to the LLC Credit Agreement, Hudson LLC may borrow funds (including outstanding letters of credit) up to a limit of $18,000,000 (the LLC Limit) until September 30, 1998. At such time and at the end of each subsequent quarter, the LLC Limit will be reduced by one-sixteenth of the LLC Limit that was in effect on June 30, 1998 until June 30, 2002, at which time the LLC Credit Agreement terminates. The Corporation has granted a security interest to the banks in substantially all of its assets (excluding its interest in the Venture).

  In July 1986 the Corporation issued $30,000,000 of 7% convertible subordinated debentures due 2011 (the Debentures). In connection with the Transaction, effective June 1, 1996, Hudson LLC assumed the obligations of the Debentures and the Corporation remained as a co-obligor. The Debentures are convertible at any time prior to maturity, unless previously redeemed, into shares of the Corporation's common stock at a conversion price of $32.75 per share (see Note
9), subject to adjustment in certain events. Interest on the Debentures is payable semi-annually in January and July. The Debentures are redeemable at any time at the option of the Corporation or Hudson LLC, in whole or in part, at 100.7% of the principal amount thereof until July 15, 1996 and thereafter at par. The Debentures are subject to a mandatory sinking fund, beginning in July 1997, in annual installments of $1,500,000, which will retire 70% of the Debentures prior to maturity. The Corporation previously repurchased $1,000,000 of the Debentures. In addition, as of June 30, 1996, $249,000 principal amount of the Debentures had been converted into shares of the Corporation's common stock. Such repurchased and converted amounts may, at the Corporation's and Hudson LLC's discretion, be used to meet sinking fund obligations. The Debentures are subordinate to all superior debt as defined in the indenture. At June 30, 1996 and 1995 there were $28,751,000 and $29,000,000, respectively, of the Debentures outstanding.

                   Hudson General Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Continued)


  On June 3, 1996, $15,825,000 aggregate principal amount of the Debentures was called for redemption on July 22, 1996. On July 22, 1996, $2,166,000 of the Debentures were redeemed, with the $13,659,000 balance having been converted into shares of the Corporation's common stock on or prior to such redemption date. In addition, on August 5, 1996 the balance of outstanding Debentures (approximately $12,800,000) were called for redemption on September 4, 1996. On September 4, 1996, $242,000 of the Debentures were redeemed, with the $12,520,000 balance having been converted into shares of the Corporation's common stock on or prior to such redemption date. At September 5, 1996 no Debentures remained outstanding.

  To the extent that the Debentures were converted into shares of the Corporation's common stock, Hudson LLC will, on a subordinated basis (as defined), be indebted to the Corporation. Hudson LLC is obligated to repay such debt to the Corporation as follows: (i) to the extent that proceeds received by Hudson LLC at the closing of the Transaction were not used to redeem Debentures;
(ii) to the extent that deferred payments made by LAGS are received by Hudson LLC (see Note 2); (iii) $500,000 on July 15, 1997; and (iv) $1,500,000 on July
15, 1998 and on each July 15th thereafter until the entire principal balance is satisfied.

8. INCOME TAXES

Provision (benefit) for income taxes consisted of the following for the years ended June 30, 1996, 1995 and 1994:

                                        1996    1995     1994
                                      -----------------------
                                           (in thousands)

Federal:
  Current...........................  $3,415    $ 847   $3,855
  Deferred..........................   1,485     (137)    (946)
Foreign:
  Current...........................     324        -        -
  Deferred..........................     449   (1,300)       -
State:
  Current...........................     789      313    1,791
  Deferred..........................     721      (73)    (291)
                                      ------------------------
                                      $7,183  $  (350)  $4,409
                                      ========================

  A reconciliation of the provision (benefit) for income taxes to the amount computed by applying the statutory federal income tax rate to earnings before provision (benefit) for income taxes and cumulative effect of change in the method of accounting for income taxes for the years ended June 30, 1996, 1995 and 1994 follows:

                                                                       1996         1995      1994
                                                                      -----------------------------
                                                                              (in thousands)

Tax at federal statutory rate ...............................         $6,001       $ 1,442   $3,984
Increase (decrease) in income taxes resulting from:
  Reevaluation of valuation allowance .......................           (960)       (1,300)      --
  Utilization of foreign net operating loss carry-
    forwards and depreciation differences ...................             --          (804)   (752)
  Foreign tax differential ..................................            395           204     168
  State income taxes, net of Federal income
    tax effect ..............................................            997           158     990
  Provision for future repatriation of
    Canadian earnings .......................................            750            --      --
  Other--net ................................................             --           (50)     19
                                                                      ----------------------------
Provision (benefit) for income taxes ........................         $7,183        $ (350) $4,409
                                                                      ============================

  Deferred tax assets (liabilities) are comprised of the following as of June 30, 1996 and 1995:

                                                                                      1996     1995
                                                                                      -------------
                                                                                      (in thousands)
Deferred tax assets:
  Reserves for doubtful accounts, claims, etc ...............                       $ 264         $ 860
Retirement plans ............................................                          --           368
Property, equipment and leasehold rights,
  principally depreciation--foreign .........................                          --         2,235
Accrued insurance ...........................................                          --         2,099
                                                                                    -------------------
    Current deferred tax assets .............................                         264         5,562
                                                                                    -------------------
  State income taxes ........................................                         137           618
  Difference in the Venture's book and tax year-end .........                         554           545
                                                                                    -------------------
    Noncurrent deferred tax assets ..........................                         691         1,163
                                                                                    -------------------
                                                                                      955         6,725
  Valuation allowance .......................................                          --          (960)
                                                                                    -------------------
    Net deferred tax assets .................................                         955         5,765
                                                                                    ===================
Deferred tax liabilities:
  Difference between book and tax carrying value
  of Hudson LLC.............................. ..............                          (65)            -
Property, equipment and leasehold rights,
  principally depreciation--domestic.......... .............                         (407)       (2,463)
Provision for future repatriation of Canadian earnings                               (750)            -
Interest capitalized on financial statements. ..............                         (495)         (557)
                                                                                  ---------------------
    Noncurrent deferred tax liabilities...... ..............                       (1,717)       (3,020)
                                                                                  ---------------------
    Net deferred tax assets (liabilities).... ..............                      $  (762)      $ 2,745
                                                                                  =====================

  Effective July 1, 1993, the Corporation adopted SFAS No. 109, "Accounting for Income Taxes", and has reported the cumulative effect of the change in the method of accounting for income taxes in the consolidated statement of earnings for fiscal 1994, without restating prior period financial statements.

  SFAS No. 109 requires a change from the deferred method under APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

  Under SFAS No. 109, a valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At July 1, 1993, the Corporation provided a 100% valuation allowance for the net operating loss carryforwards and depreciation differences relating to its Canadian operations since realization of the related deferred tax assets was uncertain at that time. The net change in the valuation allowance for fiscal 1996 and 1995 was a decrease of $960,000 and $2,104,000, respectively. The decrease reflects: (i) the tax effect resulting from utilization of a portion of the Corporation's Canadian depreciation differences to offset its provision for foreign income taxes in the amount of $804,000 for fiscal 1995; and (ii) the recognition of $960,000 and $1,300,000 for fiscal 1996 and 1995, respectively, of deferred tax assets resulting from a review of prior Canadian operating results and anticipation of future Canadian earnings, which together with cessation of operations of the Corporation's Canadian fixed base operations, made the realization of additional Canadian depreciation differences more likely than not.

                   Hudson General Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Continued)


  As a result of the Transaction, $852,000 of deferred tax assets related to the Corporation's Canadian subsidiary were transferred to Hudson LLC on June 1, 1996 and the Corporation will no longer be required to provide for or reflect foreign taxes in its consolidated financial statements. In addition, at June 30, 1996, the Corporation's deferred tax assets and liabilities relating to Hudson LLC appear as a separate item within deferred taxes. Due to anticipation by the Corporation of the future repatriation of Canadian earnings, the Corporation has provided in fiscal 1996 for U.S. income taxes of $750,000.

  For tax purposes, the Corporation will receive a pass-through of its share of taxable income or loss from Hudson LLC and will provide for and pay federal and state taxes on its share of the income or loss of Hudson LLC.

9. COMMON STOCK

(a) The Corporation's 1981 Non-Qualified Stock Option and Stock Appreciation Rights Plan (the Plan) provided for the issuance of non-qualified stock options (Options) to key employees. In connection with these Options, the Board of Directors' Stock Option and Appreciation Rights Committee (the Committee) could also grant stock appreciation rights (Rights) exercisable in lieu of the Options, and/or limited rights (Limited Rights) exercisable under certain circumstances in lieu of the Options. No further Options or Rights may be granted under the Plan. The exercise price of outstanding Options under the Plan is the fair market value (as defined in the Plan) of the shares of the Corporation's common stock on the date of grant.

  Activity in Options during fiscal 1996 and 1995 was as follows:

Outstanding June 30, 1994............................  71,600
Exercised ($14.79 per share).........................  (3,000)
Canceled ($14.79 per share)..........................  (6,500)
Canceled ($19.07 per share)..........................    (600)
                                                      -------
Outstanding June 30, 1995............................  61,500
Exercised ($14.79 per share)......................... (10,000)
Exercised ($19.07 per share).........................  (1,900)
Canceled ($19.07 per share)..........................    (200)
                                                      -------
Outstanding June 30, 1996............................  49,400
                                                      =======

  Limited Rights were also granted in conjunction with Options granted in May 1990 and June 1991 of which 45,000 ($14.79 per share) and 4,400 ($19.07 per share) were outstanding at June 30, 1996. At June 30, 1996 the aggregate Option price and quoted market value of Corporation stock subject to outstanding Options were $749,000 and $1,748,000, respectively. All outstanding Options and Rights were granted with a term of ten years and are currently exercisable.

  The Committee was also authorized to grant additional separate stock appreciation rights (Independent Rights), which are not connected with any Option.

  Activity in Independent Rights during fiscal 1996 and 1995 was as follows:

Outstanding June 30, 1995 and 1994...................   18,000
Exercised ($17.32 per share).........................  (18,000)
                                                       -------
Outstanding June 30, 1996............................        -
                                                       =======

  (b) The Corporation's 1981 Incentive Stock Option (ISO) and Stock Appreciation Rights Plan (the Plan) provided for the issuance of ISO's to key employees. The fair market value, as defined, at the date of grant, for which an individual may have been awarded ISO's, was limited to $100,000 per calendar year. No further ISO's may be granted under the Plan. The exercise price of all ISO's outstanding under the Plan is one hundred percent (100%) of the fair market value (as defined in the Plan) of the shares of the Corporation's common stock on the date of grant.

  The Committee was also authorized to grant Rights and/or Limited Rights in conjunction with ISO's granted under the Plan. In all material respects, Rights and Limited Rights granted under the ISO Plan operate in a manner identical to Rights and Limited Rights granted under the 1981 Non-Qualified Stock Option and Stock Appreciation Rights Plan.

  Activity in ISO's (and Rights) during fiscal 1996 and 1995 was as follows:

Outstanding June 30, 1994............................  51,900
Canceled ($17.00 per share)..........................  (2,000)
Canceled ($19.88 per share)..........................  (1,100)
                                                       ------
Outstanding June 30, 1995............................  48,800
Exercised ($17.00 per share)......................... (36,000)
Exercised ($19.88 per share).........................  (4,100)
Canceled ($19.88 per share)..........................    (400)
                                                      -------
Outstanding June 30, 1996............................   8,300
                                                      =======


  Limited Rights were also granted in conjunction with ISO's granted in June 1991 of which 8,300 ($19.88 per share) were outstanding at June 30, 1996. At June 30, 1996 the aggregate ISO price and quoted market value of Corporation stock subject to outstanding ISO's were $165,000 and $294,000, respectively. All outstanding ISO's were granted with a term of ten years and are currently exercisable.

  (c) Common Stock Reserved: Common shares were reserved for issuance at June 30, 1996 as follows:

Conversion of convertible debentures.................  877,893
Exercise of incentive stock options-1981 Plan........    8,300
Exercise of non-qualified stock options-1981 Plan....   49,400
                                                       -------
  Total..............................................  935,593
                                                       =======

  (d) In April 1995, the Board of Directors approved the repurchase of up to 150,000 shares of the Corporation's common stock from time to time in either open market or privately negotiated transactions. As of June 30, 1996 the Corporation had repurchased 114,300 shares in the open market for an aggregate purchase price of $2,010,000 pursuant to this authorization.

10. RETIREMENT PLANS

The Corporation maintains a 401(k) Profit Sharing Plan (the Plan) covering substantially all of its domestic employees not subject to collective bargaining agreements. Each year the Corporation contributes to the Plan a discretionary contribution and makes a matching contribution equal to 25% of the Compensation (as defined in the Plan) that each participant elects to defer (up to 5% of the participant's Compensation) and contribute to the Plan. During fiscal 1996, 1995 and 1994, the Corporation contributed $798,000, $845,000 and $635,000, respectively, to the Plan representing employer matching and discretionary contributions.

  During fiscal 1995, the Corporation established a Group Registered Retirement Savings Plan (RRSP) covering substantially all of its Canadian employees not subject to collective bargaining agreements. Under the RRSP the Corporation contributes a discretionary contribution. During fiscal 1996 and 1995, the Corporation contributed $79,000 and $61,000, respectively, to the RRSP.

  Net expense related to the Corporation's retirement plans was $877,000, $701,000 and $844,000 for fiscal 1996, 1995 and 1994, respectively.

11. COMMITMENTS AND CONTINGENCIES

(A) LEASES
  Minimum rental payments for future fiscal years under non-cancelable operating leases are: $395,000 in 1997; $404,000 in 1998; $413,000 in 1999; $421,000 in
2000; $430,000 in 2001; and $662,000 thereafter.

  Total rental expense incurred amounted to $5,740,000, $6,592,000 and $7,237,000 for fiscal 1996, 1995 and 1994 (excluding sublease income amounting to $517,000, $1,337,000 and $3,411,000 in fiscal 1996, 1995 and 1994), respectively.

(B) LITIGATION
  In 1988, Texaco Canada Inc. (Texaco) (now known as McColl-Frontenac Inc.) instituted a lawsuit (the Texaco Lawsuit) in the Supreme Court of Ontario, Canada against the Corporation, the Corporation's Canadian subsidiary (now owned by Hudson LLC) and Petro-Canada Inc. (the corporation which supplied aviation fuel for the Corporation's Canadian fixed base operations). The Texaco Lawsuit's allegations, as amended, are that the defendants interfered with contractual and fiduciary relations, conspired to injure, and induced the breach of a fuel supply agreement between Texaco and Innotech Aviation Limited (Innotech) in connection with the purchase by the Corporation from Innotech in 1984 of certain assets of Innotech's airport ground services business. The Texaco Lawsuit seeks compensatory and punitive damages totaling $110,000,000 (Canadian) (approximately $80,000,000 (U.S.)) plus all profits earned by the defendants subsequent to the alleged breach. The trial, which began in May 1996, has been adjourned until January 1997.

  Innotech (which due to a name change is now called Aerospace Realties (1986) Limited (Aerospace)) had agreed to defend and indemnify the Corporation against claims of whatever nature asserted in connection with, arising out of or resulting from the fuel supply agreement with Texaco. By a letter dated February 15, 1996, the Corporation was notified by Aerospace that Aerospace has entered into a liquidation phase and can no longer defray the cost of defending the Texaco Lawsuit or pay for any damages resulting therefrom.

  The Corporation has agreed to indemnify and hold harmless Hudson LLC, LAGS and each affiliate of LAGS against all losses related to the Texaco Lawsuit. The Corporation's management believes, and counsel for the Corporation has advised based on available facts, that the Corporation will successfully defend this action.

12. RELATED PARTY TRANSACTION

Since February 1988, the Corporation has engaged an investment banking firm of which a director of the Corporation is affiliated to render certain investment banking services. The agreement pursuant to which such services are to be rendered expires in March 1997. In connection with the Transaction, such investment banking firm was paid $517,000 for services rendered in fiscal 1996. If the LAGS Option is exercised, such investment banking firm will be entitled to a fee of 2% of the option price.

13. QUARTERLY FINANCIAL DATA (Unaudited)

The following table sets forth unaudited quarterly financial information for fiscal 1996 and 1995:

                                                                        First        Second         Third         Fourth
                                                                       Quarter       Quarter       Quarter      Quarter (a)
                                                                      -----------------------------------------------------
                                                                           (in thousands, except per share amounts)
1996
Revenues............................................................  $34,193       $41,052       $56,510        $25,963
Gross profit........................................................    5,515         8,675        16,361          6,633
Net earnings........................................................      480         2,395         6,059          1,532
Earnings per share, primary:
  Net earnings......................................................  $   .41        $ 2.04        $ 5.10         $ 1.28
                                                                      ==================================================

Earnings per share, fully diluted:
  Net earnings......................................................  $   .37        $ 1.30        $ 3.06          $ .83
                                                                      ==================================================

1995
Revenues............................................................  $31,348       $33,177       $37,953        $32,975
Gross profit........................................................    4,446         5,296         7,008          5,397
Net earnings........................................................      235           633         3,474(b)         251
Earnings per share, primary:
  Net earnings......................................................  $   .19         $ .50        $ 2.76          $ .21
                                                                      ==================================================

Earnings per share, fully diluted:
  Net earnings......................................................  $   .19         $ .43        $ 1.75          $ .21
                                                                      ==================================================


(a) As a result of the Transaction (see Note 2), effective June 1, 1996 the Corporation's interest in the Aviation Business is accounted for under the equity method.

(b) Includes the recognition of $1,300 of deferred tax assets
(see Note 8).

                          INDEPENDENT AUDITORS' REPORT

[KPMG PEAT MARWICK LLP LETTERHEAD]

The Stockholders and Board of Directors
Hudson General Corporation

  We have audited the accompanying consolidated balance sheets of Hudson General Corporation and subsidiaries as of June 30, 1996 and 1995 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three year period ended June 30, 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hudson General Corporation and subsidiaries at June 30, 1996 and 1995 and the results of their operations and their cash flows for each of the years in the three year period ended June 30, 1996, in conformity with generally accepted accounting principles.

  As discussed in the notes to the consolidated financial statements, the Corporation adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," on a prospective basis in fiscal 1994.




KPMG PEAT MARWICK LLP
- -------------------------------------
Jericho, New York August 16, 1996, except for Note 7, which is as of September 5, 1996

                              CORPORATE INFORMATION


DIRECTORS

Jay B. Langner
Chairman

Milton H. Dresner
Developer, Builder
and Private Investor

Edward J. Rosenthal
Vice Chairman
Cramer Rosenthal McGlynn, Inc.

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

SHARES LISTED

Common--
American Stock Exchange
(Symbol: HGC)

10-K AVAILABLE

The Annual Report, on Form 10-K, as filed with the Securities and Exchange Commission, is available to stockholders without charge upon written request to:

Secretary
Hudson General Corporation
111 Great Neck Road
Great Neck, New York 11021

CORPORATE OFFICERS
Jay B. Langner
Chairman of the Board
and Chief Executive Officer

Michael Rubin
President and
Principal Financial Officer

Paul R. Pollack
Executive Vice President
and Chief Operating Officer;
President, Hudson General LLC

Fernando DiBenedetto
Senior Vice President--Operations

Raymond J. Rieder
Senior Vice President
and Chief Marketing Officer;
Executive Vice President, Hudson General LLC

Donald S. Croot
Vice President--
Canadian Operations

Rocco Daloia
Vice President--Maintenance and Facilities

Barry I. Regenstein
Vice President and Controller

Noah E. Rockowitz
Vice President, General Counsel and Secretary

Henry A. Satinskas
Vice President--Transportation Services

DIVISIONAL OFFICERS

United States

Salvatore J. Altizio, Jr.
Regional Vice President

David L. Finch
Vice President--
Contract Services

Frederick C. Knapp, Jr.
Vice President--Fuel Services and Planning

Bert J. Smith
Vice President--Airport Operations

Gary D. Watson
Regional Vice President

David M. Ziolkowski
Regional Vice President

Canada

Thomas D. Culp
Vice President--Marketing

Audrey J. Laurin
Vice President and Controller

Denis A. A. Lawn
Vice President--Operations

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

Edmonton International Airport

Halifax International Airport

Montreal International Airport
(Dorval)

Montreal International Airport
(Mirabel)

Ottawa International Airport

St. John's International Airport

Toronto International Airport

Vancouver International Airport

Winnipeg International Airport

[HUDSON GENERAL LOGO]

HUDSON GENERAL CORPORATION

111 Great Neck Road

P.O. Box 355

Great Neck, New York 11022