Form 10-K405, Exhibit 13
period 1997-06-30
HUDSON GENERAL CORP
filed 1997-09-12
CIK 48948

                                   EXHIBIT 13

             The Registrant's 1997 Annual Report to Shareholders, which report, except for those portions thereof which are expressly incorporated by reference in this filing, is furnished for the information of the Commission and is not to be deemed to be filed as part of this filing.

                             [Hudson General Logo]





                          DEDICATED TO QUALITY SERVICE






                               1997 ANNUAL REPORT

CONTENTS

Letter to Shareholders..........................1
Aviation Services...............................3
Land Development................................8
Management's Discussion and Analysis of
  Financial Condition and Results
  of Operations.................................9
Selected Consolidated Financial Data...........13
Consolidated Financial Statements..............14
Notes to Consolidated Financial Statements.....18
Independent Auditors' Report...................24
Corporate Information...........Inside Back Cover

FELLOW SHAREHOLDERS:

The theme of this year's Annual Report to Shareholders is "Dedicated to Quality Service."

Quality service to its customers has been Hudson General's guiding principle since it was founded in 1961, and adherence to this philosophy has enabled Hudson General to grow into one of the foremost aviation service companies in North America. As we continue to build on our expertise and experience, fiscal 1997 saw Hudson General further expand its presence at many of the major airports in the United States and Canada.

The year concluded on a high note, as a partnership formed by four of the world's premier international airlines, Air France, Japan Airlines, Korean Airlines and Lufthansa German Airlines, stated its intent to award Hudson General what is expected to be our largest single contract. This partnership is building a new international terminal (Terminal One) at JFK International Airport in New York, which is expected to open in the Spring of 1998. The ultimate success of this state-of-the-art facility depends on its ability to attract other airlines to use it for their JFK operations. The airlines in the Terminal One partnership recognize that providing high quality ground handling services is essential to realize this goal, and have approved Hudson General to be the exclusive provider of these services at Terminal One.

Fiscal 1997 was the first full year that our aviation services business has been conducted by Hudson General LLC. Hudson General Corporation holds a 74% interest in Hudson General LLC and accounts for this interest using the equity method of accounting rather than on a consolidated basis. As a result, all aviation services revenues are reported at the Hudson General LLC level, and our financial statements show very low revenues and costs at the Hudson General Corporation level. Page 9 of this report contains a summary table of operating results of the aviation services business.

A review of the summary table reveals a significant reduction in operating income in fiscal 1997 compared with fiscal 1996. The primary reason for the lower income was the much milder winter in the Northeast in 1997, which reduced demand for our snow removal and de-icing services. Our year-round businesses remained strong despite the scaling back of the initial flood of flights between the United States and Canada that airlines had scheduled when the Open Skies Agreement between those two countries was signed two years ago. Overcapacity led to a reduction in flights, and this negatively impacted our results in Canada.

Our core business continues to grow, and our customers continue to recognize Hudson General's dedication to quality service. Thus, in fiscal 1997, we were successful in expanding our intoplane fueling and cargo handling activities at several locations. In addition, we were successful in our bid to continue to operate the shuttle bus service for the City of Los Angeles at Los Angeles International Airport for an additional five year term. We are proud to have provided that service since 1978.

The news from Hawaii is not encouraging. Included in Hudson General Corporation's earnings for the fiscal year ended June 30, 1997 is a pre-tax charge of $8,500,000 relating to our 50% interest in the Kohala Joint Venture real estate development project in Hawaii. This charge is a result of the continuing periodic evaluation of the carrying value of the Joint Venture's real estate assets. The Joint Venture partners concluded, as a result of their most recent in-depth analysis of an updated independent appraisal of such assets and the consideration of other factors affecting the development of the property, that the carrying value of the real estate assets should be reduced. Factors considered by the Joint Venture partners included the partners' plans to reevaluate Phase IV of the project which has to date only had limited development, the current condition of the Hawaiian real estate market and general economic conditions.

During fiscal 1997, the Board of Directors authorized the repurchase of up to a total of 400,000 shares of the Corporation's common stock from time to time in either open market or privately negotiated transactions. This authorization was in addition to previous repurchase authorizations by the Board. During fiscal 1997, the Corporation repurchased 243,000 of its shares in the open market for an aggregate purchase price of $9,152,000. Authorization to repurchase 193,000 additional shares remains. The Board continues to believe that this repurchase program will enhance shareholder value and is an excellent use of a portion of the Corporation's available cash.

Fiscal 1997 saw Hudson General reach a new level of financial strength, brought about by a combination of solid earnings from our aviation services business, the prepayment by Lufthansa Airport and Ground Services GmbH of the deferred portion of the purchase price for its 26% interest in Hudson General LLC, and the conversion to common stock of the large majority of our previously outstanding 7% Convertible Subordinated Debentures.

We believe that our "Dedication to Quality Service" will continue to prompt many airline and airport authority customers to afford us the opportunity to provide additional services to them. We will simultaneously continue to aggressively pursue promising opportunities. Each and every one of our employees is to be thanked for helping to provide the quality service which enables Hudson General to take its credo and translate it into profitable growth.

Sincerely,

/s/ Jay B. Langner
------------------
Jay B. Langner
Chairman of the Board and Chief Executive Officer


/s/ Michael Rubin
------------------
Michael Rubin
President

/s/ Paul R. Pollack
-------------------
Paul R. Pollack
Executive Vice President and Chief Operating Officer

AVIATION SERVICES

[PHOTO]

Hudson General Corporation (the Corporation) through its 74% ownership interest in Hudson General LLC (Hudson LLC) provides a broad and diverse range of services to the aviation industry at twenty-four (24) airports throughout the United States and Canada. These services include aircraft ground handling; aircraft fueling; fuel management; ground transportation; snow removal; cargo warehousing; and sale, leasing and maintenance of airline ground support equipment.

Aircraft ground handling services are provided to both domestic and international airlines, and include: aircraft marshaling; loading and off-loading of baggage, freight and commissary items; passenger ticketing; porter and wheelchair services; aircraft cleaning; ramp sweeping and scrubbing; aircraft de-icing and glycol recovery; water and lavatory services; maintenance and service checks; weight and balance; cargo and mail handling; aircraft pushbacks; as well

                                QUALITY SERVICE



[Photo of airplane, truck] QUALITY SERVICE TO ITS CUSTOMERS HAS BEEN
                           HUDSON GENERAL'S GUIDING PRINCIPLE SINCE IT
                           WAS FOUNDED IN 1961.



as ancillary services such as ground power and air conditioning.

Aircraft fueling services are offered through contract fueling, fuel management and retail sales of fuel. Contract fueling services are provided to airlines and fuel suppliers by delivery of fuel from airport storage facilities into commercial aircraft. Fuel management services consist of functioning as the out-sourced fuel procurement department responsible for managing the sourcing, negotiation, purchase, payment, supply and distribution of fuel both domestically and internationally for scheduled and charter passenger and cargo airlines.



                                                                [Photo of Bus]

Ground transportation services are provided for airline passengers and airport employees through Hudson LLC operated airport shuttle bus systems. These operations also include operation and maintenance of passenger boarding bridges and specialized airfield passenger transport vehicles. In addition to its airport-related transportation services, Hudson LLC provides transportation management services for various governmental agencies and authorities.

                                OUR CORE BUSINESS CONTINUES TO GROW,
[PHOTO]                         AND OUR CUSTOMERS CONTINUE TO RECOGNIZE
                                HUDSON GENERAL'S DEDICATION TO
                                QUALITY SERVICE.


                           [PHOTO]

Snow removal services are performed at airports in the northeastern and midwestern United States under contracts with airport operators as well as airlines and other business entities serving these airports. Snow removal services are also performed at east coast seaport facilities.

Hudson LLC also operates one of the newest and most technologically advanced airport perishables centers in the United States for cargo requiring a climate-controlled environment.

Maintenance services are provided for ground support, cargo handling, ground transportation and other airport related equipment. In

OUR COMMITMENT TO SERVICE

WE BELIEVE THAT OUR "DEDICATION TO QUALITY SERVICE" WILL CONTINUE TO PROMPT MANY AIRLINE AND AIRPORT AUTHORITY CUSTOMERS TO AFFORD US THE OPPORTUNITY TO PROVIDE ADDITIONAL SERVICES TO THEM.


[PHOTO]


addition, building maintenance services are provided at both terminal and hangar facilities. In Salt Lake City, hangar facilities and tie-down services are offered to the general aviation community comprised of corporate and private aircraft owners.

For thirty-six years, the Corporation has been in the forefront of the aviation services industry. Its knowledgeable, experienced employees, wide-range of capabilities, attention to detail and dedication to customer satisfaction continue to make it the company of choice for airlines and airports seeking quality services in the ever-changing, competitive aviation environment.

[PHOTO]

                          HUDSON GENERAL AIRPORT LOCATIONS

UNITED STATES LOCATIONS

 1  Baltimore-Washington International Airport

 2  Fort Lauderdale/Hollywood International Airport

 3  Ellington Field (Houston)

 4  William P. Hobby Airport (Houston)

 5  JFK International Airport

 6  LaGuardia Airport

 7  Logan International Airport

 8  Los Angeles International Airport

 9  Miami International Airport

10  Newark International Airport

11  O'Hare International Airport

12  Orlando International Airport

13  Salt Lake City International Airport

14  Washington National Airport

15  Calgary International Airport

16  Edmonton International Airport

17  Halifax International Airport

18  Montreal International Airport (Dorval)

19  Montreal International Airport (Mirabel)

20  Ottawa International Airport

21  St. John's International Airport

22  Toronto International Airport

23  Vancouver International Airport

24  Winnipeg International Airport

[MAP OF UNITED STATES AND CANADA WITH CIRCLED NUMBERS SHOWING AIRPORT LOCATIONS]

                               GROWING WITH OUR CUSTOMERS


THE PARTNERSHIP OF FOUR OF THE WORLD'S PREMIER INTERNATIONAL
AIRLINES, AIR FRANCE, JAPAN AIRLINES,                   [PHOTO]
KOREAN AIRLINES AND LUFTHANSA GERMAN
AIRLINES, HAS STATED ITS INTENT THAT
HUDSON GENERAL BE THE EXCLUSIVE PROVIDER
OF GROUND HANDLING SERVICES AT JFK
INTERNATIONAL AIRPORT'S TERMINAL ONE.



LAND DEVELOPMENT

The Corporation is a 50% partner in a joint venture to develop approximately 4,000 contiguous acres of land situated in the North Kohala District on the Island of Hawaii. The Project is being developed in four successive phases. Substantially all of the parcels in Phases I and II, which comprise approximately 2,100 acres of the Project, have been sold. Phase III consists of 100 five acre parcels, with 85 parcels remaining available for sale.

During fiscal 1992, the County of Hawaii passed an ordinance pursuant to which, after the obtaining of subdivision approvals, Phase IV could be developed into 1,490 units. The validity of this ordinance has been challenged in a lawsuit brought by two local residents of Hawaii, and development of Phase IV must await the ultimate outcome of this litigation. The joint venture partners are reevaluating plans for Phase IV which has to date only had limited development.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

                   Hudson General Corporation and Subsidiaries


RESULTS OF OPERATIONS

FISCAL 1997 COMPARED WITH FISCAL 1996

Effective June 1, 1996, the Corporation consummated a transaction (the Transaction) in which a third party, Lufthansa Airport and Ground Services GmbH
(LAGS), acquired a 26% interest in the Corporation's aviation services business (the Aviation Business). As part of the Transaction, the Corporation transferred substantially all of the assets and liabilities of the Aviation Business to Hudson General LLC (Hudson LLC), a newly formed limited liability company (see Notes 1 and 2). Effective June 1, 1996, the Corporation has accounted for its interest in Hudson LLC under the equity method of accounting. As a result, the fiscal 1997 consolidated statements of earnings of the Corporation contain the operating results of the Aviation Business under the equity method of accounting. The fiscal 1996 consolidated statements of earnings of the Corporation contain the operating results of the Aviation Business on a consolidated basis for eleven months and under the equity method of accounting for one month. (For an analysis of the results of the Aviation Business, see the table and related management's discussion which appear below.)

  The Corporation's revenues of $5.1 million for fiscal 1997 reflect overhead fees and equipment rentals billed by the Corporation to Hudson LLC. Depreciation and amortization of $.8 million for fiscal 1997 primarily represent depreciation related to operating equipment leased to Hudson LLC by the Corporation. Selling, general and administrative expenses for fiscal 1997 of $8.0 million principally reflect administrative and related costs of the Corporation.

  The Corporation's 74% share of earnings from Hudson LLC for fiscal 1997 was $12.0 million. The Corporation's 50% share of losses from its real estate joint venture in Hawaii (the Venture) increased from $3.0 to $11.3 million, an increase of $8.3 million. The increase in the Venture's loss is due to the Venture recording a charge of $17.0 million in the Corporation's fourth fiscal quarter to write-down its real estate assets to their estimated fair values. The charge is a result of the continuing periodic evaluation of the carrying value of the Venture's real estate assets. The Corporation and its partner in the Venture, Oxford Kohala, Inc. (the Partners) concluded, as a result of their most recent in-depth analysis of an updated independent appraisal of such assets and the consideration of other factors affecting the development of the property, that the carrying value of the real estate assets should be reduced. Factors considered by the Partners included the Partners' plans to reevaluate the fourth phase of the Project which has to date only had limited development, the current condition of the Hawaiian real estate market and general economic conditions. As is usual for companies with land development operations, the contribution to future results from such operations will fluctuate depending upon land sales closed in each reported period.

  Interest income increased $1.7 million, or 78.1%. The increase primarily reflects interest income associated with: (i) the subordinated note receivable from Hudson LLC related to conversion of the 7% convertible subordinated debentures (the Debentures) into shares of the Corporation's common stock (see
Note 9); (ii) advances made by the Corporation to Hudson LLC; and (iii) higher invested cash balances. Interest expense for fiscal 1996 was attributable to the Debentures.

  The Corporation's provision for income taxes decreased $6.8 million which primarily reflects: (i) lower pre-tax earnings in the U.S.; and (ii) the absence in fiscal 1997 of a provision for foreign income taxes. As a result of the Transaction, the Corporation is no longer required to provide for or reflect foreign income taxes in its consolidated financial statements.

  The following table and related management's discussion are intended to provide a presentation and analysis of results of the Aviation Business for fiscal 1997 and 1996 on a comparable basis.

                                              1997             1996
                                            --------         --------
                                                  (in thousands)
Revenues ..........................         $167,729         $168,811
                                            --------         --------
Costs and expenses:
  Operating .......................          128,749          123,003
  Depreciation and amortization ...            7,510            7,693
  Selling, general & administrative           13,625           13,052
                                            --------         --------
Total costs and expenses ..........          149,884          143,748
                                            --------         --------
Operating income ..................         $ 17,845         $ 25,063
                                            ========         ========

  Revenues decreased from $168.8 to $167.7 million, a decrease of $1.1 million, or .6%. The decrease reflects lower: (i) snow removal revenues of $8.9 million due mainly to the mild winter weather in the northeastern United States during fiscal 1997; and (ii) ground transportation revenues of $.6 million due primarily to the loss of contracts to operate information kiosks and airfield passenger transport vehicles. Partially offsetting the revenue decrease were higher: (i) ground handling service revenues (net of lower sales of de-icing fluid in the U.S.) of $8.1 million due primarily to expanded services to new and existing customers; and (ii) domestic aircraft fueling revenues of $.5 million resulting primarily from expanded intoplane fueling services.

  Costs and expenses increased from $143.7 to $149.9 million, an increase of $6.1 million, or 4.3%. Operating costs increased from $123.0 to $128.7 million, an increase of $5.7 million, or 4.7%. The increase was attributable to higher labor and related costs associated with expanded ground handling operations and schedule changes by airline customers, and higher equipment rental costs due primarily to expanded intoplane fueling services. Partially offsetting the increases were lower costs related to: (i) snow removal operations; (ii) workers' compensation insurance as a result of the positive trend of related claims; and (iii) the loss of ground transportation contracts to operate information kiosks and airfield passenger transport vehicles.

  Depreciation and amortization expenses decreased from $7.7 to $7.5 million, a decrease of $.2 million, or 2.4%. The decrease was due primarily to the elimination of depreciation relating to equipment that became fully depreciated.

  Selling, general and administrative expenses increased from $13.1 to $13.6 million, an increase of $.6 million, or 4.4%. The increases primarily reflect higher administrative and related costs.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (continued)

                   Hudson General Corporation and Subsidiaries


  Operating income decreased from $25.1 to $17.8 million, a decrease of $7.2 million, due primarily to decreased results associated with: (i) reduced snow removal operations; (ii) lower sales of de-icing fluid in the U.S.; and (iii) higher selling, general and administrative expenses as described above. In addition, reduced ground handling margins in Canada caused mainly by increased labor costs associated with schedule changes by airline customers also contributed to the decrease in operating results. Partially offsetting the decreases were improved results from domestic ground handling operations and lower workers' compensation insurance costs.

  Snow removal and aircraft de-icing services are seasonal in nature. The majority of the results of these operations are normally reflected in the second and third quarters of the fiscal year, and fluctuate depending upon the severity of the winter season.

  Results of aircraft ground handling operations fluctuate depending upon the flight activity and schedules of customers and the ability to deploy equipment and manpower in the most efficient manner to service such customers.

  The state of the North American aviation industry has resulted in increased competitive pressures on the pricing of aviation services and in the exploration of alliances between major commercial airline carriers. While these factors may have an adverse effect on the Corporation, several airlines have been outsourcing services to independent aviation service companies. This trend has provided additional opportunities for Hudson LLC. The Corporation is unable, at this time, to evaluate the future impact of these factors.

  The compliance with federal, state and local provisions which have been enacted or adopted regulating the discharge of materials into the environment did not have a material effect upon the Corporation's or Hudson LLC's capital expenditures or results of operations for fiscal 1997 and 1996, or competitive position. However, the federal government and many state and local governments have enacted or proposed legislation and regulations with respect to storage facilities for fuel, petroleum-based products and chemicals, the disposal of hazardous waste materials, storm water discharges, and financial responsibility for possible liability exposures relating to fuel storage facilities. Compliance with such legislation and regulations has resulted in expenditures by the Corporation and Hudson LLC, including expenditures for the testing, decommissioning and/or replacement of certain of its fuel and de-icing fluid storage facilities, and the cleanup of fuel spills. The Corporation was and Hudson LLC is presently engaged in several such decommissioning and cleanup projects, and it is anticipated that additional such expenditures, the amount of which is presently not expected to be material, will be required.

  In addition, airport authorities are coming under increasing pressure to clean up previous contamination at their facilities, and are seeking financial contributions from airport tenants and companies which operate at their airports. The Corporation cannot predict at this time, the amount, if any, that it or Hudson LLC may be required to pay in connection with such airport authority initiatives.

  In the second quarter of fiscal 1998, the Corporation is required to adopt Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share". This statement establishes standards for computing and presenting earnings per share (EPS), replacing the presentation of currently required Primary EPS with a presentation of Basic EPS. For entities with complex capital structures, the statement requires the dual presentation of both Basic EPS and Diluted EPS on the face of the statement of operations. When SFAS No. 128 is adopted, the Corporation will be required to restate its EPS data for all prior periods presented. The Corporation does not expect the impact of the adoption of this statement to be material to previously reported EPS amounts.

FISCAL 1996 COMPARED WITH FISCAL 1995

The table below summarizes the combined revenues, costs and expenses and operating results for fiscal 1996 (including the Aviation Business for June
1996) in order to compare them with fiscal 1995 amounts. The table and related management's discussion are intended to provide a presentation and analysis of fiscal 1996 and 1995 results on a comparable basis.

                            Hudson
                            General          Hudson
                          Corporation          LLC           Combined
                             Fiscal           June            Fiscal           Fiscal
                              1996            1996             1996             1995
                            --------         -------         --------         --------
                                                 (in thousands)
Revenues ..........         $157,100         $12,096         $169,196         $134,862
                            --------         -------         --------         --------
Costs and expenses:
 Operating ........          113,744           9,259          123,003          106,070
 Depreciation and
  amortization ....            7,165             673            7,838            7,528
 Selling, general &
  administrative ..           16,755           1,317           18,072           14,306
                            --------         -------         --------         --------
Total costs and
 expenses .........          137,664          11,249          148,913          127,904
                            --------         -------         --------         --------
Operating income ..         $ 19,436         $   847         $ 20,283         $  6,958
                            ========         =======         ========         ========

  Revenues increased from $134.9 to $169.2 million, an increase of $34.3 million, or 25.5%. The increase reflected higher: (i) snow removal revenues of $14.0 million as a result of record snowfalls in the northeast; (ii) ground handling service revenues of $18.2 million due primarily to expanded services to new and existing customers and to higher sales of de-icing fluid; (iii) domestic aircraft fueling revenues of $4.3 million resulting primarily from expanded intoplane fueling services and retail sales of fuel at existing locations; and
(iv) revenues due to the effect of fluctuation in the average rates of exchange used in translating Canadian revenues to their U.S. dollar equivalent. Partially offsetting the revenue increases were lower: (i) aircraft fueling and hangar rental revenues in Canada of $2.3 million as a result of the cessation of operations of the Corporation's Canadian fixed based operations (FBO's) on October 31, 1994; and (ii) ground transportation revenues of $1.0 million due primarily to the loss of contracts to operate information kiosks and specialized airfield passenger transport vehicles.

  Costs and expenses increased from $127.9 to $148.9 million, an increase of $21.0 million, or 16.4%. Operating costs increased $16.9 million, or 16.0%. The increase was attributable to higher: (i) snow removal costs; (ii) labor and related costs associated with expanded ground handling operations and domestic aircraft fueling services; (iii) cost of sales of de-icing fluid; (iv) fuel costs associated with higher volumes of retail fuel sales and internal fuel usage in the U.S.; and (v) the effect of fluctuation in the average rates of exchange used in translating Canadian costs to their U.S. dollar equivalent. Partially offsetting the increases were lower costs as a result of: (i) the loss of contracts to operate ground transportation information kiosks and specialized airfield passenger transport vehicles; (ii) the positive trending of workers' compensation insurance claims; and (iii) the cessation of operations of the Corporation's Canadian FBO's.

  Depreciation and amortization expenses increased from $7.5 to $7.8 million, an increase of $.3 million, or 4.1%. The increase was due to additional depreciation in fiscal 1996 due mainly to purchases of ground handling equipment. Partially offsetting the increase was the absence in fiscal 1996 of accelerated amortization of the remaining carrying value of leasehold improvements made to a hangar facility at a domestic airport location in the prior year (the Accelerated Amortization) (see Note 5).

  Selling, general and administrative expenses increased from $14.3 to $18.1 million, an increase of $3.8 million, or 26.3%, due primarily to the recording of higher provisions relating to the Corporation's bonus and retirement plans and to stock appreciation rights as a result of increases in the market price of the Corporation's common stock.

  Operating income increased from $7.0 to $20.3 million, an increase of $13.3 million, due primarily to improved results from snow removal, ground handling (including higher sales of de-icing fluid) and domestic aircraft fueling operations. Adding to the increase was the absence of the Accelerated Amortization, a decrease in workers' compensation insurance costs and the elimination of operating losses associated with the Corporation's Canadian FBO's. Partially offsetting the increases were higher selling, general and administrative expenses as described above.

  The Corporation's 50% share of losses from the Venture increased from $2.7 to $3.0 million, an increase of $.3 million, or 10.0%. The increase in the Venture's loss is due mainly to higher interest expense -- net due mainly to higher balances of partner advances payable. In addition, the Venture's interest income decreased as a result of the reduction in mortgage receivables.

  The Corporation's provision (benefit) for income taxes increased from a benefit of $.4 million to a provision of $7.2 million, an increase of $7.5 million. The increase primarily reflects: (i) increased pre-tax earnings in the U.S. and Canada; (ii) the Corporation's recognition of a provision of $.8 million for income taxes associated with the anticipated repatriation of Canadian earnings; and (iii) a decrease of $.3 million in fiscal 1996 compared with fiscal 1995 of the recognition of deferred tax assets resulting from a reevaluation of the operating results of the Corporation's Canadian subsidiary.


LIQUIDITY, CAPITAL EXPENDITURES AND COMMITMENTS

The Corporation's recurring sources of liquidity are funds provided from Hudson LLC and bank lines of credit. As a result of the Transaction, Hudson LLC pays to the Corporation an overhead fee equal to the sum of 3% of Hudson LLC's consolidated domestic revenues and 1% of Hudson LLC's consolidated Canadian revenues. (The Corporation and LAGS USA Inc., a wholly-owned subsidiary of LAGS and a party to the Limited Liability Company Agreement of Hudson LLC, agreed to raise these overhead fees for fiscal 1998 to 3 1/2% and 1 1/4%, respectively.) It is anticipated that approximately $3.0 million of the Corporation's overhead will not be allocated to Hudson LLC on an annual basis. In addition, the Corporation is expected to receive distributions from Hudson LLC annually in an amount at least equal to 50% of domestic net income and 10% of Canadian pre-tax earnings for the fiscal year from the Aviation Business, as defined, multiplied by the Corporation's equity interest in Hudson LLC (presently 74%). Such distributions, the Corporation's share of which totals approximately $6.8 million for fiscal 1997 and the month of June 1996, are expected to be made during the first half of fiscal 1998. Furthermore, as a result of the conversion of Debentures into shares of the Corporation's common stock, Hudson LLC is, on a subordinated basis (as defined), indebted to the Corporation. During fiscal 1997, Hudson LLC repaid $21.3 million of such debt to the Corporation. Hudson LLC is obligated to repay the remaining balance of $5.1 million to the Corporation as follows: (i) $.5 million on July 15, 1997 (which was paid in July
1997); and (ii) $1.5 million on each July 15th thereafter until the entire principal balance is satisfied.

  Pursuant to a Revolving Credit Agreement (the Credit Agreement) with a group of banks dated June 1, 1996, the Corporation may borrow funds (including outstanding letters of credit) up to a limit of $6.0 million until June 30, 1999 at which time the Credit Agreement terminates. There were no direct borrowings or letters of credit outstanding at June 30, 1997.

  In fiscal 1997, net cash used by operating activities was $3.5 million due mainly to equity in earnings of Hudson LLC which were not distributed to the Corporation, while in fiscal 1996 and 1995, net cash provided by operating activities was $25.5 and $19.7 million, respectively. Net cash provided by investing activities in fiscal 1997 was $19.5 million due mainly to Hudson LLC's partial repayment of the outstanding balance of its subordinated debt to the Corporation. Capital expenditures net of proceeds from the sale of property and equipment were $.2, $12.9 and $9.9 million in fiscal 1997, 1996 and 1995, respectively. The majority of capital expenditures were made in respect of the Aviation Business and as such are now made by Hudson LLC. In June 1996, primarily as a result of the Corporation retaining certain trade receivables, the Corporation made net advances of $7.2 million on behalf of Hudson LLC. Such balance was repaid to the Corporation by Hudson LLC during fiscal 1997. Net cash advanced to the Venture was $.8 and $1.7 million in fiscal 1996 and 1995, respectively. Net cash used by financing activities was $10.3 (primarily due to increased repurchases of the Corporation's common stock as discussed below), $.6 and $2.2 million for fiscal 1997, 1996 and 1995, respectively. Cash and cash equivalents were $18.4, $12.7 and $12.6 million at June 30, 1997, 1996 and 1995, respectively.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (continued)

                   Hudson General Corporation and Subsidiaries

  In fiscal 1997, the Board of Directors authorized the repurchase of up to 400,000 shares of the Corporation's common stock, which purchases could be made from time to time in either open market or privately negotiated transactions. Prior to the fiscal 1997 authorizations, the Corporation still had authority to repurchase up to 35,700 shares from a previous authorization. During fiscal 1997, the Corporation repurchased 243,000 shares in the open market for an aggregate purchase price of $9.2 million.

  During fiscal 1992, the County of Hawaii passed an ordinance pursuant to which the Venture, after subdivision approvals are obtained, would be able to develop Phase IV of the project into 1,490 units. Pursuant to such ordinance, the Venture is required to expend approximately $2.3 million for public infrastructural improvements and in lieu payments. Shortly after passage of the ordinance, a lawsuit against the County of Hawaii was filed in the Circuit Court of Hawaii by two local residents of Hawaii (Plaintiffs) seeking to invalidate such ordinance on various grounds, including that the ordinance was adopted without following State of Hawaii procedure relating to the preparation of an Environmental Impact Statement. During fiscal 1993, the Judge in this action granted Plaintiffs' motion for partial summary judgment without indicating any effect on Phase IV zoning. The County and the Venture appealed this ruling. The appeal was heard before the Hawaii Supreme Court in March 1994, and on May 6, 1997, the Supreme Court vacated the summary judgment which was previously granted and remanded certain related issues to the Circuit Court for that Court to decide. The Venture cannot, at this time, determine the impact of the Supreme Court's ruling and the Circuit Court's proceedings on the timing of development of Phase IV or the expenditures related thereto.

  The Joint Venture Agreement provides that the Corporation and its partner in the Venture, Oxford Kohala, Inc. (the Partner), are obligated to make equal advances of any of the Venture's required fundings. It is anticipated that the Venture's capital commitments will be funded by cash flow from its operations and advances from the Corporation and the Partner and that any advances which the Corporation may be required to make to the Venture will be provided from the Corporation's cash flow and lines of credit. Pursuant to the Credit Agreement the Corporation may advance up to $2.0 million to the Venture in any fiscal year or up to $5.0 million during the term of the Credit Agreement, net of any distributions received from the Venture by the Corporation during such periods. Since the inception of the Credit Agreement, the Corporation has not increased its net advances to the Venture. At present, it is anticipated that the advances required to meet the obligations of the Venture will not exceed the limits set forth in the Credit Agreement. During fiscal 1997, the Corporation advanced $.3 million to the Venture. Such advances were repaid by the Venture to the Corporation on June 30, 1997.

  At June 30, 1997, the Venture had commitments (in addition to the commitments noted above) aggregating $2.6 million for project expenditures. Included in this amount is $1.7 million for the construction of water well equipment and a reservoir by June 30, 1999. It is currently expected that funds for most of the Venture's other commitments will be expended subsequent to fiscal 1998.

  The Partner is a subsidiary of Oxford First Corporation (Oxford First). On October 13, 1994, Oxford First filed for reorganization under Chapter 11 of the Bankruptcy Code. Pursuant to an order of the Bankruptcy Court, Oxford First (through its subsidiary, The Oxford Finance Companies, Inc.) was permitted to transfer certain amounts to the Partner. The amounts so authorized were not sufficient to allow the Partner to make its full share of required advances. The Corporation opted to make additional advances (the Additional Advances) to cover the Partner's funding deficiency. During November 1995, the Partner resumed making advances, and in January 1996, the Partner repaid to the Corporation the entire amount of the Additional Advances of $.7 million together with interest thereon. The Corporation has been informed by the Partner, that Oxford First has substantially met all its financial obligations under its confirmed plan of reorganization and is no longer restricted in the amount of required advances it may make to the Venture.

  The extent to which advances to the Venture will be required in the future, as well as the timing of the return to the Corporation of the advances made by it, will depend upon the amount of sales generated by the Venture, the terms upon which parcels are sold and expenses incurred in the planning and development of future phases of the Project.

  It is expected that the sources of the Corporation's liquidity, as noted above, will provide sufficient funding to allow the Corporation to meet its liquidity requirements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                   Hudson General Corporation and Subsidiaries

                                                                            Fiscal Years Ended June 30,
                                                    ---------------------------------------------------------------------------
                                                     1997(a)            1996(a)        1995           1994            1993
                                                    ---------------------------------------------------------------------------
                                                                     (in thousands, except per share amounts)
Revenues .....................................       $ 5,064          $157,100       $134,862       $141,784       $ 131,917
Earnings (loss) before extraordinary items and
  cumulative effect of change in the method of
  accounting for income taxes ................           475(b)         10,466          4,593          7,310          (2,045)(c)
Earnings (loss) per share before extraordinary
  items and cumulative effect of change in the
  method of accounting for income taxes:
    Primary ..................................           .26              8.87           3.69           5.86           (1.65)
    Fully diluted ............................           .26              5.56           2.67           3.96           (1.65)
Net earnings (loss) ..........................           475(b)         10,466          4,593          7,760          (2,180)(c)
Net earnings (loss) per share:
    Primary ..................................           .26              8.87           3.69           6.22           (1.75)
    Fully diluted ............................           .26              5.56           2.67           4.17           (1.75)
Total assets .................................        68,188            48,776         87,568         77,889          72,414
Long-term obligations less current maturities           --                --           29,000         29,000          32,700
Stockholders' equity .........................        65,384            43,895         21,616         19,223          12,141
Capital expenditures .........................           326            13,158         10,806          9,815           5,786
Cash dividends per common share ..............           .75               .50            .50           --              --
                                                    ============================================================================


(a) As a result of a transaction with Lufthansa Airport and Ground Services GmbH (see Note 2), effective June 1, 1996 the Corporation's interest in its aviation services business is accounted for under the equity method.

(b) Includes a pre-tax charge of $8,500 related to the Corporation's investment in and advances to the Kohala Joint Venture (see Note 3).

(c) Includes $4,287 of accelerated amortization of leasehold rights related to the Corporation's Canadian Fixed Base Operations, which the Corporation ceased operating during fiscal 1995.

                        Fiscal 1997           Fiscal 1996
Market Price Range*
                      High         Low       High         Low
                      ----         ---       ----         ---
First Quarter ......     40       32 3/4        24           20
Second Quarter ..... 39 1/2       34        34 1/4       23 5/8
Third Quarter ...... 41 3/8       36        43 3/8           33
Fourth Quarter ..... 40 3/8       35 5/8    43 3/8       34 3/8

* The range of per share closing prices of the Corporation's common stock on the American Stock Exchange in each fiscal quarter from July 1, 1995 through June 30, 1997.

At June 30, 1997, there were 197 record holders of the Corporation's common stock.

                       CONSOLIDATED STATEMENTS OF EARNINGS

                   Hudson General Corporation and Subsidiaries

                                                                              Year Ended June 30,
                                                                   ------------------------------------------
                                                                     1997             1996            1995
                                                                   --------        ---------        ---------
                                                                    (in thousands, except per share amounts)
Revenues ...................................................       $  5,064        $ 157,100        $ 134,862
                                                                   --------        ---------        ---------
Costs and expenses:
  Operating ................................................           --            113,744          106,070
  Depreciation and amortization ............................            772            7,165            7,528
  Selling, general & administrative ........................          8,047           16,755           14,306
                                                                   --------        ---------        ---------
    Total costs and expenses ...............................          8,819          137,664          127,904
                                                                   --------        ---------        ---------

Operating income (loss) ....................................         (3,755)          19,436            6,958
Equity in earnings of Hudson General LLC ...................         11,955              855             --
Equity in loss of Kohala Joint Venture .....................        (11,292)          (3,021)          (2,747)
Interest income ............................................          3,958            2,222            2,062
Interest expense ...........................................           --             (1,843)          (2,030)
                                                                   --------        ---------        ---------
Earnings before provision (benefit) for income taxes .......            866           17,649            4,243
Provision (benefit) for income taxes .......................            391            7,183             (350)
                                                                   --------        ---------        ---------
Net earnings ...............................................       $    475        $  10,466        $   4,593
                                                                   ========        =========        =========

Earnings per share, primary ................................       $    .26        $    8.87        $    3.69
                                                                   ========        =========        =========
Earnings per share, fully diluted ..........................       $    .26        $    5.56        $    2.67
                                                                   ========        =========        =========

See accompanying notes to consolidated financial statements

                           CONSOLIDATED BALANCE SHEETS

                   Hudson General Corporation and Subsidiaries

                                                                                          June 30,
                                                                                     ------------------
                                                                                      1997        1996
                                                                                     ------------------
                                                                                       (in thousands)
ASSETS
Current assets:
  Cash and cash equivalents......................................................    $18,425    $12,701
  Investment securities available for sale.......................................      8,792        --
  Receivables....................................................................        540        238
  Advances to Hudson General LLC -- net..........................................        361      7,233
  Prepaid expenses and other assets..............................................        250        302
                                                                                     ------------------
    Total current assets.........................................................     28,368     20,474
Property and equipment at cost, less accumulated
  depreciation and amortization..................................................      2,902      3,428
Investment in Hudson General LLC.................................................     26,395      8,738
Investment in Kohala Joint Venture -- net........................................      5,893     15,420
Note receivable from Hudson General LLC..........................................      4,630        --
Other assets -- net..............................................................        --         716
                                                                                     ------------------
                                                                                     $68,188    $48,776
                                                                                     ==================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...............................................................    $   161    $   471
  Accrued expenses and other liabilities.........................................      2,536      3,648
                                                                                     ------------------
    Total current liabilities....................................................      2,697      4,119
                                                                                     ------------------
Deferred income taxes............................................................        107        762
                                                                                     ------------------
Stockholders' Equity:
  Serial preferred stock (authorized 100,000 shares of $1 par value)
     -- none outstanding.........................................................        --         --
  Common stock (authorized 7,000,000 shares of $1 par value)
     -- issued 2,092,160 and 1,277,401 shares....................................      2,092      1,277
  Paid in capital................................................................     48,732     18,033
  Retained earnings..............................................................     25,722     26,595
  Treasury stock, at cost, 357,311 and 114,300 shares............................    (11,162)    (2,010)
                                                                                     ------------------
    Total stockholders' equity...................................................     65,384     43,895
                                                                                     ------------------
                                                                                     $68,188    $48,776
                                                                                     ==================



See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                   Hudson General Corporation and Subsidiaries



                                                                            Years Ended June 30, 1997, 1996 and 1995
                                                            -----------------------------------------------------------------------
                                                                                                    Equity
                                                                                                  Adjustments
                                                                                                 From Foreign              Total
                                                           Common Stock Issued  Paid in Retained   Currency   Treasury Stockholders'
                                                             Shares    Amounts  Capital Earnings  Translation   Stock     Equity
                                                            -----------------------------------------------------------------------
                                                                             (in thousands, except share amounts)

Balance, June 30, 1994....................................  1,250,802  $1,251   $ 6,717  $12,716   $(1,461)  $     --    $19,223
  Common stock issued in connection with exercise of
    stock options.........................................      3,000       3        42       --        --         --         45
  Dividends ($.50 per share)..............................         --      --        --     (602)       --         --       (602)
  Equity adjustment from foreign currency translation              --      --        --       --       (22)        --        (22)
  Purchase of treasury stock..............................         --      --        --       --        --     (1,621)    (1,621)
  Net earnings............................................         --      --        --    4,593        --         --      4,593
                                                            --------------------------------------------------------------------
Balance, June 30, 1995....................................  1,253,802   1,254     6,759   16,707    (1,483)    (1,621)    21,616
  Common stock issued in connection with exercise of
    stock options.........................................     16,000      16       249       --        --         --        265
  Dividends ($.50 per share)..............................         --      --        --     (578)       --         --       (578)
  Equity adjustment from foreign currency translation              --      --        --       --        13         --         13
  Effect of equity infusion in Hudson General LLC -- net           --      --    10,783       --     1,470         --     12,253
  Purchase of treasury stock..............................         --      --        --       --        --       (389)      (389)
  Conversion of convertible subordinated debentures             7,599       7       242       --        --         --        249
  Net earnings............................................         --      --        --   10,466        --         --     10,466
                                                            --------------------------------------------------------------------
Balance, June 30, 1996....................................  1,277,401   1,277    18,033   26,595        --     (2,010)    43,895
  Common stock issued in connection with exercise of
    stock options.........................................     10,500      11       154       --        --         --        165
  Dividends ($.75 per share)..............................         --      --        --   (1,348)       --         --     (1,348)
  Equity adjustment from foreign currency translation              --      --      (101)      --        --         --       (101)
  Effect of equity infusion in Hudson General LLC -- net           --      --     5,805       --        --         --      5,805
  Purchase of treasury stock..............................         --      --        --       --        --     (9,152)    (9,152)
  Conversion of convertible subordinated debentures           804,259     804    24,841       --        --         --     25,645
  Net earnings............................................         --      --        --      475        --         --        475
                                                            --------------------------------------------------------------------
BALANCE, JUNE 30, 1997....................................  2,092,160  $2,092   $48,732  $25,722    $   --   $(11,162)   $65,384
                                                            ====================================================================


See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                   Hudson General Corporation and Subsidiaries

                                                                                                          Year Ended June 30,
                                                                                                ----------------------------------
                                                                                                    1997        1996        1995
                                                                                                ----------------------------------
                                                                                                            (in thousands)

Cash flows from operating activities:
  Net earnings .............................................................................    $    475     $ 10,466     $  4,593
  Adjustments to reconcile net earnings to net cash (used) provided by operating activities:
    Depreciation and amortization ..........................................................         772        7,165        7,528
    Provision for losses on accounts receivable -- net .....................................          --          362          178
    Increase (decrease) in deferred income taxes ...........................................        (655)      (1,090)         149
    Equity in earnings of Hudson General LLC ...............................................     (11,955)        (855)          --
    Equity in loss of Kohala Joint Venture .................................................      11,292        3,021        2,747
    Accrual of interest income on Kohala Joint Venture advances ............................      (1,765)      (1,604)      (1,471)
    Gain on sale of equipment ..............................................................          --         (139)        (454)
    Change in other current assets and liabilities:
      Accounts and notes receivables .......................................................        (302)       2,845            5
      Inventory ............................................................................          --         (135)         (31)
      Prepaid expenses and other assets ....................................................          52         (369)         215
      Deferred income taxes ................................................................          --        2,342       (1,656)
      Accounts payable .....................................................................        (310)         892        3,650
      Income taxes payable .................................................................          --          165          333
      Accrued expenses and other liabilities ...............................................      (1,112)       1,785        3,136
    Decrease in other assets ...............................................................          23           54           92
    Decrease in long-term receivables -- net ...............................................          --          522          553
    Other -- net ...........................................................................          --           37          127
                                                                                                ----------------------------------
      Net cash (used) provided by operating activities .....................................      (3,485)      25,464       19,694
                                                                                                ----------------------------------
Cash flows from investing activities:
  Purchases of investment securities available for sale ....................................      (8,792)          --           --
  Purchases of property, equipment and leasehold rights ....................................        (326)     (13,158)     (10,806)
  Proceeds from sale of property and equipment .............................................          80          244          935
  Repayments from (advances to) Hudson General LLC .........................................       7,302       (7,233)          --
  Collections of note receivable from Hudson General LLC ...................................      21,283           --           --
  Advances to Kohala Joint Venture -- net ..................................................          --         (772)      (1,720)
  Net cash transferred to Hudson General LLC upon formation ................................          --       (3,002)          --
  Fees related to transfer of assets to Hudson General LLC .................................          --         (825)          --
                                                                                                ----------------------------------
      Net cash provided (used) by investing activities .....................................      19,547      (24,746)     (11,591)
                                                                                                ----------------------------------
Cash flows from financing activities:
  Proceeds from issuance of common stock ...................................................         162          335           45
  Cash dividends paid ......................................................................      (1,348)        (578)        (602)
  Purchase of treasury stock ...............................................................      (9,152)        (389)      (1,621)
                                                                                                ----------------------------------
      Net cash used by financing activities ................................................     (10,338)        (632)      (2,178)
                                                                                                ----------------------------------
Effect of exchange rate changes on cash ....................................................          --            2          (39)
                                                                                                ----------------------------------
Net increase in cash and cash equivalents ..................................................       5,724           88        5,886
                                                                                                ----------------------------------
Cash and cash equivalents at beginning of year .............................................      12,701       12,613        6,727
                                                                                                ----------------------------------
Cash and cash equivalents at end of year ...................................................    $ 18,425     $ 12,701     $ 12,613
                                                                                                ==================================


See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                   Hudson General Corporation and Subsidiaries


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION: The consolidated financial statements include the accounts of Hudson General Corporation and the subsidiaries for which it exercises effective control (the Corporation). All material intercompany accounts and transactions have been eliminated in consolidation. Kohala Joint Venture, a land development venture in Hawaii in which the Corporation has a 50% interest (the Venture), is accounted for under the equity method of accounting (see Note 3). Effective June 1, 1996, the Corporation consummated a transaction (the Transaction) in which a third party, Lufthansa Airport and Ground Services GmbH (LAGS), an indirect wholly-owned subsidiary of Deutsche Lufthansa AG, acquired a 26% interest in the Corporation's aviation services business (the Aviation Business). As part of the Transaction, the Corporation transferred substantially all of the assets and liabilities of the Aviation Business to Hudson General LLC (Hudson LLC), a newly-formed limited liability company (see
Note 2). LAGS received a 26% interest in Hudson LLC. At the same time, the Corporation, Hudson LLC and LAGS USA Inc., a wholly-owned subsidiary of LAGS (LAGS USA), entered into a Limited Liability Company Agreement effective June 1, 1996 (the LLC Agreement). Due to the provisions in the LLC Agreement, as amended, effective June 1, 1996, the Corporation has accounted for its interest in Hudson LLC under the equity method of accounting. As a result, the fiscal 1997 consolidated statement of earnings of the Corporation contains the operating results of the Aviation Business under the equity method of accounting. The fiscal 1996 consolidated statement of earnings of the Corporation contains the operating results of the Aviation Business on a consolidated basis for eleven months and under the equity method of accounting for one month. As a result of the Corporation's transfer of substantially all of the Aviation Business assets and liabilities to Hudson LLC, such assets and liabilities are not reflected in the Corporation's accompanying consolidated balance sheets. The Corporation's stockholders' equity was increased by $5,704,000 and $12,253,000 in fiscal 1997 and the month of June 1996, respectively, as a result of the Corporation's equity interest in Hudson LLC's capital transactions.

DESCRIPTION OF BUSINESS: The Corporation, through its 74% ownership interest in Hudson LLC, provides a broad and diverse range of services to the aviation industry at twenty-four (24) airports throughout the United States and Canada. These services include aircraft ground handling; aircraft fueling; fuel management; ground transportation; snow removal; cargo warehousing; and sale, leasing and maintenance of airline ground support equipment.

DEPRECIATION AND AMORTIZATION: Depreciation of property and equipment is provided on the straight-line method over their estimated useful lives.

INCOME TAXES: Effective July 1, 1993, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which requires the use of the liability method of accounting for deferred income taxes.

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

STATEMENTS OF CASH FLOWS: For purposes of the consolidated statements of cash flows, the Corporation considers all securities with an original maturity of three months or less at the date of acquisition to be cash equivalents. The changes in specified asset and liability accounts in the accompanying consolidated statements of cash flows for fiscal 1996 are exclusive of the effect of the transfer of specified assets and liabilities of the Aviation Business to Hudson LLC. In fiscal 1997, 1996 and 1995 income taxes (net of refunds) of $963,000, $5,064,000 and $362,000, respectively, were paid. During fiscal 1997, there was no interest paid. Interest of $2,030,000 was paid in both fiscal 1996 and 1995.

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

EARNINGS PER SHARE: Primary earnings per common and common equivalent share have been computed based upon the weighted average number of shares of common stock outstanding and dilutive common stock equivalents assumed outstanding during the respective years. The weighted average number of shares used in computing primary earnings per common and common equivalent share was 1,844,048, 1,179,841 and 1,245,122 in fiscal 1997, 1996 and 1995, respectively. Fully diluted earnings per common and common equivalent share have been computed based upon the assumption that the Corporation's 7% convertible subordinated debentures (the Debentures) were converted into common shares at the beginning of each period in which their effect was dilutive (the Debentures were dilutive only as to fiscal 1996 and 1995 results) and that the related interest expense, net of applicable taxes, that would not have been incurred had conversion taken place was added back to net earnings. The weighted average number of common and common equivalent shares used in computing fully diluted earnings per share in fiscal 1996 and 1995 was 2,069,617 and 2,145,175, respectively. The Debentures were called for redemption in fiscal 1997 and as a result $26,343,000 of Debentures were converted into 804,259 shares of the Corporation's common stock.

LONG-LIVED ASSETS: Effective July 1, 1996, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", which requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of SFAS No. 121 did not have any impact on the Corporation's consolidated financial position or results of operations.

STOCK-BASED COMPENSATION: Effective July 1, 1996, the Corporation adopted SFAS No. 123, "Accounting for Stock-Based Compensation", which encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Corporation has chosen to continue to account for stock-based compensation under the existing accounting rules contained in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, but will provide pro forma disclosures of any future stock-based compensation expense determined under the fair-value provisions of SFAS No. 123, if material. As of June 30, 1995, no further grants were available under any of the Corporation's stock-based employee compensation plans.

MARKETABLE SECURITIES: The Corporation has invested $8,792,000 at June 30, 1997 in commercial paper and municipal bonds. The maturities of such investments are generally less than one year. The book values of the investments approximate their respective market values as a result of the short-term nature of the securities and the low level of risk in these types of investments.

RECLASSIFICATIONS: Certain items previously reported in specific financial statement captions have been reclassified to conform with the fiscal 1997 presentation.

2. INVESTMENT IN HUDSON GENERAL LLC

Effective June 1, 1996 pursuant to the terms of the Unit Purchase and Option Agreement dated February 27, 1996 (the Purchase Agreement) between the Corporation and LAGS, the Corporation transferred substantially all of the assets and liabilities of the Aviation Business to Hudson LLC. In exchange for the transfer of such assets and liabilities and the assumption by Hudson LLC, as co-obligor with the Corporation, of all of the Corporation's 7% convertible subordinated debentures (see Note 7), the Corporation received a 74% interest in Hudson LLC. In addition, Hudson LLC sold LAGS a 26% interest in Hudson LLC, for a purchase price of $23,686,000 in cash (after certain adjustments), of which $15,848,000 was paid at the closing, and deferred payments (the Deferred Payments) of $2,650,000 and $5,188,000 plus interest thereon were made, respectively, in September 1996 and December 1996. The Corporation's investment in Hudson LLC and paid in capital were increased by its 74% interest in the Deferred Payments. The Purchase Agreement also provided for the grant to LAGS of an option (the LAGS Option), exercisable on October 1 of each year from 1996 through 2000, effective as of the preceding July 1, pursuant to which LAGS may increase its equity ownership in Hudson LLC from 26% to a maximum of 49%, for a price based on a formula related to the average earnings of the Aviation Business over the four fiscal years preceding the exercise of the option, subject to certain minimum and maximum amounts. Effective December 1996, the Purchase Agreement was amended so that the LAGS Option now expires on October 1, 1999.

  The LLC Agreement, as amended, stipulates that the Corporation and LAGS USA will share profits and losses in the same proportion as their respective equity interests in Hudson LLC, except that the Corporation is entitled to all interest earned on the Deferred Payments. In addition, LAGS USA will not share in any pre-tax earnings, as defined, of the Aviation Business in excess of $14,690,000 and $15,863,000 in fiscal 1997 and 1998, respectively, unless the aggregate of the pre-tax earnings of the Aviation Business for fiscal 1997 and 1998 exceeds $30,553,000. In addition, 100% of Hudson LLC's net earnings in June 1996 were allocated to the Corporation.

  In June 1996, primarily as a result of the Corporation retaining certain trade receivables, the Corporation made net advances of $7,233,000 on behalf of Hudson LLC. Such balance was repaid to the Corporation by Hudson LLC (together with accrued interest at the Corporation's incremental borrowing rate) during fiscal 1997. As of June 30, 1997, the Corporation's net advances to Hudson LLC were $361,000.


  Pursuant to the LLC Agreement, as amended: (i) the Corporation will continue to manage the Aviation Business and will be entitled to charge Hudson LLC an overhead fee equal to the sum of 3% of Hudson LLC's consolidated domestic revenues and 1% of Hudson LLC's consolidated Canadian revenues (the Corporation and LAGS USA agreed to raise these overhead fees for fiscal 1998 to 3 1/2% and 1 1/4%, respectively); and (ii) there will be a Member Board on which the Corporation has three votes and LAGS USA has two votes. The LLC Agreement, as amended, allows either Member to veto certain major transactions and to veto any reduction in distributions stipulated in the LLC Agreement, as amended. The LLC Agreement, as amended, provides that distributions will be paid annually in an amount at least equal to 50% of domestic net income and 10% of Canadian pre-tax earnings, as defined, from the Aviation Business. Such distributions, totaling approximately $8,300,000 for fiscal 1997 and the month of June 1996, are expected to be made during the first half of fiscal 1998.

  The summary consolidated balance sheets for Hudson LLC as of June 30, 1997 and 1996 are as follows:

                                              1997       1996
                                            ------------------
                                              (in thousands)

Cash and cash equivalents ..............    $12,324    $19,269
Accounts and notes receivable -- net ...     15,289     18,055
Other current assets ...................      2,711      2,317
                                            ------------------
    Total current assets ...............     30,324     39,641
Property, equipment and leasehold rights
  at cost, less accumulated depreciation
  and amortization .....................     44,948     37,442
Other assets -- net ....................      2,248      3,641
                                            ------------------
                                            $77,520    $80,724
                                            ==================

Accounts payable .......................    $18,528    $15,104
Accrued expenses and other liabilities .     18,791     18,085
Advances from Hudson General
  Corporation -- net ...................        361      7,233
                                            ------------------
    Total current liabilities ..........     37,680     40,422
Long-term debt, subordinated ...........         --     28,751
Note payable to Hudson General
  Corporation ..........................      4,630         --
Members' equity ........................     35,210     11,551
                                            ------------------
                                            $77,520    $80,724
                                            ==================


  Summary results of operations for Hudson LLC for fiscal 1997 and the month of June 1996 are as follows:

                                               1997        1996
                                              --------------------
                                                 (in thousands)

Revenues .................................    $167,729    $ 12,096
                                              --------------------
Operating costs ..........................     128,749       9,259
Depreciation and amortization ............       7,510         673
Selling, general & administrative costs ..      13,625       1,317
                                              --------------------
  Total costs and expenses ...............     149,884      11,249
                                              --------------------
Operating income .........................      17,845         847
Interest income -- net ...................         179          49
                                              --------------------
Earnings before provision for income taxes      18,024         896
Provision for income taxes ...............       2,085          41
                                              --------------------
  Net earnings ...........................    $ 15,939    $    855
                                              ====================

  The Corporation's share of Hudson LLC's results is shown as "Equity in earnings of Hudson General LLC" in the accompanying consolidated statements of earnings.

3. INVESTMENT IN KOHALA JOINT VENTURE

The Venture was formed to acquire, develop and sell approximately 4,000 contiguous acres of land in Hawaii (the Project). The Project is

                   Hudson General Corporation and Subsidiaries





being developed in four successive phases. The first two phases, containing approximately 2,100 acres, have been developed and substantially sold. The third phase, containing approximately 550 acres, has also been developed and has 85 parcels available for sale. The fourth phase has yet to be developed, except to the extent common improvements (main road, water wells, etc.) have been completed. During fiscal 1992, the County of Hawaii passed an ordinance pursuant to which the Venture, after subdivision approvals are obtained, would be able to develop Phase IV into 1,490 units. Shortly after passage of the ordinance, a lawsuit against the County of Hawaii was filed in the Circuit Court of Hawaii by two local residents of Hawaii (Plaintiffs) seeking to invalidate such ordinance on various grounds including that the ordinance was adopted without following State of Hawaii procedure relating to the preparation of an Environmental Impact Statement. During fiscal 1993, the Judge in this action granted Plaintiffs' motion for partial summary judgment without indicating any effect on Phase IV zoning. The County and the Venture appealed this ruling. The appeal was heard before the Hawaii Supreme Court in March 1994, and on May 6, 1997, the Supreme Court vacated the summary judgment which was previously granted and remanded certain related issues to the Circuit Court for that Court to decide. The Venture cannot, at this time, determine the impact of the Supreme Court's ruling and the Circuit Court's proceedings on the timing of development of Phase IV or the expenditures related thereto. The joint venture partners are reevaluating plans for Phase IV which has to date only had limited development.

  The Corporation's partner in the Venture is Oxford Kohala, Inc. (the Partner), a wholly-owned subsidiary of Oxford First Corporation (Oxford First). Under the Restated Joint Venture Agreement dated April 29, 1981, as amended (the Agreement), the partners have agreed to make equal advances to the Venture for all costs necessary for the orderly development of the land and to share profits equally. During fiscal 1997, the Corporation advanced $300,000 to the Venture. Such advances were repaid by the Venture to the Corporation on June 30, 1997.

  On October 13, 1994, Oxford First filed for reorganization under Chapter 11 of the Bankruptcy Code. Pursuant to an order of the Bankruptcy Court, Oxford First (through its subsidiary, The Oxford Finance Companies, Inc.) was permitted to transfer certain amounts to the Partner. The amounts so authorized were not sufficient to allow the Partner to make its full share of required advances. The Corporation opted to make additional advances (the Additional Advances) to cover the Partner's funding deficiency. During November 1995, the Partner resumed making advances, and in January 1996, the Partner repaid to the Corporation the entire amount of the Additional Advances of $702,000 together with $37,000 of interest thereon. The Corporation has been informed by the Partner, that Oxford First has met all its financial obligations under its confirmed plan of reorganization and is no longer restricted in the amount of required advances it may make to the Venture.

  The Corporation accrues interest income on its advances to the Venture at the rate agreed to by the Partners (currently 1% below prime). The Corporation defers recognition of such interest income to the extent that such interest rate exceeds the Corporation's weighted average cost of funds. At June 30, 1997 and 1996, the amount of deferred interest income was $2,159,000 and $2,028,000, respectively. The Corporation will recognize deferred interest income when additional distributions or payments related to the Venture, if any, are made to the Corporation. Interest income accrued by the Corporation for fiscal 1997 and 1996 was $1,765,000 and $1,604,000, respectively.

  The summary consolidated balance sheets for the Venture as of June 30, 1997 and 1996 are as follows:

                                                     1997        1996
                                                  ---------------------
                                                     (in thousands)

Cash and equivalents .........................    $    730     $    267
Land and development costs (including capital-
  ized interest of $6,591,000 and $6,680,000)        9,264       26,710
Mortgages, accounts and notes receivable .....       2,779        5,212
Foreclosed real estate -- net ................       2,854        2,200
Other assets -- net ..........................       1,590        2,325
                                                  ---------------------
                                                  $ 17,217     $ 36,714
                                                  =====================

Note payable .................................    $     --     $    576
Partner advances and accrued interest payable       54,013       50,220
Accounts payable and accrued expenses ........       1,162        1,292

Partners' deficit ............................     (37,958)     (15,374)
                                                  ---------------------
                                                  $ 17,217     $ 36,714
                                                  =====================

  In the fourth quarter of fiscal 1997, the Venture recorded a charge of $17,000,000 to write-down its real estate assets to their estimated fair values. The charge is the result of the continuing periodic evaluation of the carrying value of the Venture's real estate assets. The Partners concluded, as a result of their most recent in-depth analysis of an updated independent appraisal of such assets and the consideration of other factors affecting the development of the property, that the carrying value of the real estate assets should be reduced. Factors considered by the Partners included the Partners' plans to reevaluate the fourth phase of the Project which has to date only had limited development, the current condition of the Hawaiian real estate market and general economic conditions. In connection with the Venture's reduction of the carrying value of its real estate assets as discussed above, the Corporation reduced the carrying value of a portion of its advances to the Venture in the amount of $8,500,000. The Corporation's total advances (including accrued interest) at June 30, 1997 (after such reduction) and 1996 were $18,506,000 and $25,110,000, respectively.

  Summary results of operations for the Venture for the fiscal years ended June 30, 1997, 1996 and 1995 are as follows:

                                       1997         1996        1995
                                    ----------------------------------
                                             (in thousands)

Net sales ......................    $  1,455     $    677     $    504
                                    ----------------------------------
Cost of sales ..................       1,106          365          191
Write-down of real estate assets      17,000           --           --
Selling, general and
  administrative costs .........       2,340        2,953        2,852
Interest -- net ................       3,593        3,401        2,956
                                    ----------------------------------
Net loss .......................    $(22,584)    $ (6,042)    $ (5,495)
                                    ==================================


  As a partnership, the Venture is not subject to federal or state income taxes. The Corporation's share of the Venture's results is shown as "Equity in loss of Kohala Joint Venture" in the accompanying consolidated statements of earnings.

4. SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION

  Accrued expenses and other liabilities at June 30, 1997 and 1996 consisted of the following:

                                             1997          1996
                                            --------------------
                                                (in thousands)

Salaries and wages......................    $ 1,940       $2,172
Interest................................        --           767
Retirement plan costs...................        319          333
Other...................................        277          376
                                            --------------------
                                            $ 2,536       $3,648
                                            ====================


  Maintenance and repair expenses were $7,536,000 and $7,400,000 for fiscal 1996 and 1995, respectively. Bad debt expenses were $362,000 and $178,000 for fiscal 1996 and 1995, respectively.

5. PROPERTY AND EQUIPMENT

The number of years over which major classes of assets are being depreciated and amortized, and the costs and related accumulated depreciation and amortization as of June 30, 1997 and 1996 are set forth below:

                               Estimated
                             Useful Lives    1997       1996
                             -------------------------------
                                          (in thousands)

Operating equipment             2 - 12   $ 7,640    $ 8,318
Office furnishings and
  equipment...............      5 - 10       821        669
Leasehold improvements          6 -  9       239        216
                                         ------------------
                                           8,700      9,203
Accumulated depreciation
  and amortization                        (5,798)    (5,775)
                                         ------------------
                                         $ 2,902    $ 3,428
                                         ==================

  At June 30, 1997 and 1996, the Corporation leased operating equipment to Hudson LLC with a net book value of $2,394,000 and $3,099,000, respectively.

  Due to an early lease termination in fiscal 1995, the Corporation accelerated the amortization of the remaining carrying value of leasehold improvements made to a hangar facility at a domestic airport location in the amount of $744,000. Such amount is included in "Depreciation and amortization" in the accompanying consolidated statements of earnings.

6. CANADIAN OPERATIONS

The consolidated financial statements include: assets of $12,301,000 and net assets of $7,655,000 at the end of fiscal 1995; and revenues of $38,005,000 and $34,099,000; and earnings of $3,166,000 and $3,352,000 in fiscal 1996 and 1995, respectively, related to the Corporation's Canadian operations.

7. LONG-TERM DEBT

Pursuant to a Revolving Credit Agreement with a group of banks dated June 1, 1996 (the Credit Agreement), the Corporation may borrow funds (including outstanding letters of credit) up to a limit of $6,000,000 until June 30, 1999 at which time the Credit Agreement terminates. There were no direct borrowings or letters of credit outstanding under the Credit Agreement at June 30, 1997 and 1996. The Credit Agreement provides the Corporation with the option of selecting a rate of interest at either the base rate or 1 3/8% above the LIBO rate, as defined.

  The Credit Agreement requires that the Corporation meet certain financial covenants and allows the Corporation to pay dividends or purchase, redeem or retire its stock so long as such financial covenants are met. Pursuant to the Credit Agreement, the Corporation may advance up to $2,000,000 to the Venture in any fiscal year or up to $5,000,000 during the term of the Credit Agreement, net of any distributions received from the Venture by the Corporation during such periods. Since the inception of the Credit Agreement, the Corporation has not increased its net advances to the Venture. The Corporation has granted the banks a security interest in all of its membership units of Hudson LLC and certain other assets.

  In July 1986 the Corporation issued $30,000,000 of 7% convertible subordinated debentures due 2011 (the Debentures). In connection with the Transaction, effective June 1, 1996, Hudson LLC assumed the obligations of the Debentures and the Corporation remained as a co-obligor. The Debentures were convertible at any time prior to maturity into shares of the Corporation's common stock at a conversion price of $32.75 per share.

  At June 1, 1996 there was $28,821,000 principal balance of the Debentures outstanding. During June and August 1996, the Debentures were called for redemption and as a result, $2,408,000 principal balance of the Debentures were redeemed during fiscal 1997. In addition, during fiscal 1997 and the month of June 1996, $26,343,000 and $70,000, respectively, of the Debentures were converted into shares of the Corporation's common stock and to such extent Hudson LLC became indebted, on a subordinated basis, to the Corporation (the Corporate Subordinated Debt). At September 5, 1996, no Debentures remained outstanding.

  During fiscal 1997, Hudson LLC utilized the proceeds from the Deferred Payments together with a portion of the proceeds received at the closing of the Transaction to repay $21,283,000 of the outstanding balance of the Corporate Subordinated Debt. At June 30, 1997, the balance of the Corporate Subordinated Debt was $5,130,000. The noncurrent portion of such debt in the amount of $4,630,000 is shown as "Note receivable from Hudson General LLC" in the accompanying consolidated balance sheets. Hudson LLC is obligated to repay $500,000 of such debt to the Corporation on July 15, 1997 and $1,500,000 on each July 15th thereafter until the entire principal balance is satisfied. The current portion of this debt at June 30, 1997, in the amount of $500,000 (which was paid in July 1997), is included in "Advances to Hudson General LLC -- net" in the accompanying consolidated balance sheets. Interest on the Corporate Subordinated Debt is payable semi-annually in January and July at the rate of 7% per annum.

8. INCOME TAXES

Provision (benefit) for income taxes consisted of the following for the years ended June 30, 1997, 1996 and 1995:

                                     1997     1996      1995
                                     -------------------------
                                          (in thousands)

Federal:
  Current.........................   $  97   $3,415   $    847
  Deferred........................    (456)   1,485       (137)
Foreign:
  Current.........................     --       324         --
  Deferred........................     --       449     (1,300)
State:
  Current.........................     687      789        313
  Deferred........................      63      721        (73)
                                     -------------------------
                                     $ 391   $7,183    $  (350)
                                     =========================

                   Hudson General Corporation and Subsidiaries



  A reconciliation of the provision (benefit) for income taxes to the amount computed by applying the statutory federal income tax rate to earnings before provision (benefit) for income taxes for the years ended June 30, 1997, 1996 and 1995 follows:

                                            1997        1996        1995
                                          -------------------------------
                                                   (in thousands)

Tax at federal statutory rate ........    $   295     $ 6,001     $ 1,442
Increase (decrease) in income taxes
  resulting from:
  Reevaluation of valuation allowance          --        (960)     (1,300)
  Utilization of foreign net operating
    loss carryforwards and
    depreciation differences .........         --          --        (804)
  Foreign tax differential ...........         --         395         204
  Effect of foreign income,
    previously taxed .................       (449)         --          --
  State income taxes, net of
    Federal income tax effect ........        495         997         158
  Provision for future repatriation
    of Canadian earnings .............         --         750          --
  Other -- net .......................         50          --         (50)
                                          -------------------------------
Provision (benefit) for income taxes .    $   391     $ 7,183     $  (350)
                                          ===============================


  Deferred tax assets (liabilities) are comprised of the following as of June 30, 1997 and 1996:

                                                 1997       1996
                                                ----------------
                                                 (in thousands)

Deferred tax assets:
  Reserves for doubtful accounts, claims, etc     $  319    $  264
  Retirement plans ...........................       108        --
  Alternative minimum tax ....................       285        --
                                                  ----------------
    Current deferred tax assets ............         712       264
                                                  ----------------
  State income taxes .........................       510        --
  Difference between book and tax
    carrying value of Hudson LLC .............       193       137
  Difference in the Venture's book and
    tax year-end .............................       525       554
                                                  ----------------
    Noncurrent deferred tax assets .........       1,228       691
                                                  ----------------
    Net deferred tax assets ................      $1,940    $  955
                                                  ----------------
Deferred tax liabilities:
  Difference between book and tax
    carrying value of Hudson LLC                  $   --    $  (65)
  Property, equipment and leasehold
    rights, principally depreciation -- domestic    (857)     (407)
  Provision for future repatriation of
    Canadian earnings...................            (750)     (750)
  Interest capitalized on financial statements      (440)     (495)
                                                  ----------------
      Noncurrent deferred tax liabilities         (2,047)   (1,717)
                                                  ----------------
      Net deferred tax liabilities                $ (107)   $ (762)
                                                  ================


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

  As a result of the Transaction, $852,000 of deferred tax assets related to the Corporation's Canadian subsidiary were transferred to Hudson LLC on June 1, 1996 and the Corporation will no longer be required to provide for or reflect foreign taxes in its consolidated financial statements. In addition, beginning June 30, 1996, the Corporation's deferred tax assets and liabilities relating to Hudson LLC appear as a separate item within deferred taxes. Due to anticipation by the Corporation of the future repatriation of Canadian earnings, the Corporation provided in fiscal 1996 for U.S. income taxes of $750,000.

  In April 1997, Hudson LLC's Canadian subsidiary was notified by Canadian taxation authorities of their intention to disallow loss and depreciation deductions and carryforwards related to an internal recapitalization in fiscal 1990 by the Corporation of such Canadian subsidiary. If the position of the Canadian taxation authorities (as currently proposed) is sustained, a foreign income tax liability of approximately $3,900,000, plus interest, would result. The Corporation has agreed to indemnify and hold harmless Hudson LLC, LAGS and each affiliate of LAGS against any liability resulting from this matter. The Corporation's management disagrees with the position of the Canadian taxation authorities and intends to vigorously contest any potential assessments made by them. Accordingly, no provision has been made in the accompanying consolidated financial statements for foreign income taxes related to this matter.

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

  Activity in Options during fiscal 1997 and 1996 was as follows:

Outstanding June 30, 1995...........................      61,500
Exercised ($14.79 per share)........................     (10,000)
Exercised ($19.07 per share)........................      (1,900)
Canceled ($19.07 per share).........................        (200)
                                                       ---------
Outstanding June 30, 1996...........................      49,400
Exercised ($14.79 per share)........................      (8,500)
Exercised ($19.07 per share)........................        (700)
                                                       ---------
Outstanding June 30, 1997...........................      40,200
                                                       =========

  Limited Rights were also granted in conjunction with Options granted in May 1990 and June 1991 of which 36,500 ($14.79 per share) and 3,700 ($19.07 per share) were outstanding at June 30, 1997. At June 30, 1997 the aggregate Option price and quoted market value of Corporation stock subject to outstanding Options were $610,000 and $1,528,000, respectively. All outstanding Options and Rights were granted with a term of ten years and are currently exercisable.

  The Committee was also authorized to grant additional separate stock appreciation rights (Independent Rights), which are not connected with any Option.

  Activity in Independent Rights during fiscal 1996 was as follows:

Outstanding June 30, 1995..........................       18,000
Exercised ($17.32 per share).......................      (18,000)
                                                       ---------
Outstanding June 30, 1996..........................           --
                                                       =========


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

  Activity in ISO's (and Rights) during fiscal 1997 and 1996 was as follows:

Outstanding June 30, 1995..........................       48,800
Exercised ($17.00 per share).......................      (36,000)
Exercised ($19.88 per share).......................       (4,100)
Canceled ($19.88 per share)........................         (400)
                                                       ---------
Outstanding June 30, 1996..........................        8,300
Exercised ($19.88 per share).......................       (1,300)
                                                       ---------
Outstanding June 30, 1997..........................        7,000
                                                       =========



  Limited Rights were also granted in conjunction with ISO's granted in June 1991 of which 7,000 ($19.88 per share) were outstanding at June 30, 1997. At June 30, 1997 the aggregate ISO price and quoted market value of Corporation stock subject to outstanding ISO's were $139,000 and $266,000, respectively. All outstanding ISO's were granted with a term of ten years and are currently exercisable.

(c) Common Stock Reserved: Common shares were reserved for issuance at June 30, 1997 as follows:

Exercise of incentive stock options -- 1981 Plan............          7,000
Exercise of non-qualified stock options -- 1981 Plan........         40,200
                                                                  ---------
  Total.....................................................         47,200
                                                                  =========


(d) In fiscal 1997, the Board of Directors authorized the repurchase of up to 400,000 shares of the Corporation's common stock, which purchases could be made from time to time in either open market or privately negotiated transactions. Prior to the fiscal 1997 authorizations, the Corporation still had authority to repurchase up to 35,700 shares from a previous authorization. During fiscal 1997, the Corporation repurchased 243,000 shares in the open market for an aggregate purchase price of $9,152,000.

(e) In connection with the conversion of the Debentures, during fiscal 1997, the Corporation issued 804,259 shares of its common stock. As a result, "Stockholders' Equity" as shown in the accompanying consolidated balance sheets increased by $25,645,000.

10. RETIREMENT PLANS

The Corporation maintains a 401(k) Profit Sharing Plan (the Plan) covering substantially all of its domestic employees not subject to collective bargaining agreements. Pursuant to the Plan, the Corporation makes a matching contribution equal to 25% of the Compensation (as defined in the Plan) that each participant elects to defer (up to 5% of the participant's Compensation) and contribute to the Plan. In addition, the Corporation may make a discretionary annual contribution. As of January 1, 1997, Hudson LLC established a 401(k) Profit Sharing Plan covering substantially all of its domestic employees not subject to collective bargaining agreements which contains terms and conditions similar to those of the Plan. Prior to this date, such employees were covered under the Plan. During fiscal 1997, 1996 and 1995, the Corporation contributed $219,000, $798,000 and $845,000, respectively, to the Plan representing employer matching and discretionary contributions.

  During fiscal 1995, the Corporation's Canadian subsidiary (which effective June 1, 1996 became a direct subsidiary of Hudson LLC) established a Group Registered Retirement Savings Plan (RRSP) covering substantially all of its employees not subject to collective bargaining agreements. Under the RRSP such subsidiary may make a discretionary annual contribution. During fiscal 1996 and 1995, such subsidiary contributed $79,000 and $61,000, respectively, to the RRSP.

  Net expense related to the Corporation's retirement plans, including the RRSP, was $238,000, $877,000 and $701,000 for fiscal 1997, 1996 and 1995, respectively.

11. COMMITMENTS AND CONTINGENCIES

(a) LEASES

Minimum rental payments for future fiscal years under non-cancelable operating leases are: $460,000 in 1998; $471,000 in 1999; $482,000 in 2000; $492,000 in
2001; $503,000 in 2002; and $282,000 thereafter.

  Total rental expense incurred amounted to $346,000, $5,740,000 and $6,592,000 for fiscal 1997, 1996 and 1995 (excluding sublease income amounting to $517,000 and $1,337,000 in fiscal 1996 and 1995), respectively.

(b) LITIGATION

In 1988, Texaco Canada Inc. (Texaco) (now known as McColl-Frontenac Inc.) instituted a lawsuit (the Texaco Lawsuit) in the Supreme Court of Ontario, Canada against the Corporation, the Corporation's Canadian subsidiary (now owned by Hudson LLC) and Petro-Canada Inc. (the corporation which supplied aviation fuel for the Corporation's Canadian fixed base operations). The Texaco Lawsuit's allegations, as amended, are that the defendants interfered with contractual and fiduciary relations, conspired to injure, and induced the breach of a fuel supply agreement between Texaco and Innotech Aviation Limited (Innotech) in connection with the purchase by the Corporation from Innotech in 1984 of certain assets of Innotech's airport ground services business. The Texaco Lawsuit seeks compensatory and punitive damages totaling $110,000,000 (Canadian) (approximately $80,000,000 (U.S.)) plus all profits earned by the defendants subsequent to the alleged breach. The trial, which began in May 1996, concluded after several adjournments on May 7, 1997, at which time the trial judge indicated that he intended to issue his decision on or about June 30, 1997. However, to date the judge has not yet rendered his decision.

  Innotech (which due to a name change is now called Aerospace Realties (1986) Limited (Aerospace)) had agreed to defend and indemnify the Corporation against claims of whatever nature asserted in connection with, arising out of or resulting from the fuel supply agreement with Texaco. By a letter dated February 15, 1996, the Corporation was notified by Aerospace that Aerospace had entered into a liquidation phase and could no longer defray the cost of defending the Texaco Lawsuit or pay for any damages resulting therefrom.

  The Corporation has agreed to indemnify and hold harmless Hudson LLC, LAGS and each affiliate of LAGS against all losses related to the Texaco Lawsuit. The Corporation's management believes, and counsel for the Corporation has advised based on the facts as disclosed at trial, that the Corporation will successfully defend this action.

12. RELATED PARTY TRANSACTION

Since February 1988, the Corporation has engaged an investment banking firm of which a director of the Corporation is affiliated to render certain investment banking services. In connection with the Transaction, such investment banking firm was paid $517,000 for services rendered in fiscal 1996 and if the LAGS Option is exercised, would be entitled to a fee of 2% of the option price.

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth unaudited quarterly financial information for fiscal 1997 and 1996:

                           First    Second       Third     Fourth
                          Quarter   Quarter     Quarter    Quarter
-------------------------------------------------------------------
                        (in thousands, except per share amounts)

1997(a)
REVENUES ..........    $  1,150    $  1,154    $  1,426    $  1,334
GROSS PROFIT ......         982         988       1,267       1,175
NET EARNINGS ......         686       1,660       1,901      (3,772)(b)
EARNINGS PER SHARE,
  PRIMARY:
    NET EARNINGS ..    $    .39    $    .84    $   1.03    $  (2.11)
EARNINGS PER SHARE,
  FULLY DILUTED:
    NET EARNINGS ..    $    .37    $    .84    $   1.03    $  (2.11)
===================================================================
1996(a)
Revenues ..........    $ 34,193    $ 41,052    $ 56,510    $ 25,963
Gross profit ......       5,515       8,675      16,361       6,633
Net earnings ......         480       2,395       6,059       1,532
Earnings per share,
  primary:
    Net earnings ..    $    .41    $   2.04    $   5.10    $   1.28
Earnings per share,
  fully diluted:
    Net earnings ..    $    .37    $   1.30    $   3.06    $    .83
===================================================================




(a) As a result of the Transaction (see Note 2), effective June 1, 1996 the Corporation's interest in the Aviation Business is accounted for under the equity method.

(b) Includes a pre-tax charge of $8,500 related to the Corporation's investment in and advances to the Kohala Joint Venture (see Note 3).



                          INDEPENDENT AUDITORS' REPORT


The Stockholders and Board of Directors
Hudson General Corporation

We have audited the accompanying consolidated balance sheets of Hudson General Corporation and subsidiaries as of June 30, 1997 and 1996 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three year period ended June 30, 1997. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hudson General Corporation and subsidiaries at June 30, 1997 and 1996 and the results of their operations and their cash flows for each of the years in the three year period ended June 30, 1997, in conformity with generally accepted accounting principles.

                                                        KPMG Peat Marwick LLP
Jericho, New York
August 15, 1997

                                CORPORATE INFORMATION

DIRECTORS                                CORPORATE OFFICERS                              DIVISIONAL OFFICERS
Jay B. Langner                            Jay B. Langner                                  UNITED STATES
Chairman                                 Chairman of the Board
                                         and Chief Executive Officer                     Salvatore J. Altizio, Jr.
Milton H. Dresner                                                                        Vice President--Operations Administration
Developer, Builder and Private Investor  Michael Rubin
                                         President                                       Glenn J. Bassett
Paul R. Pollack                                                                          Regional Vice President
Executive Vice President                 Paul R. Pollack
                                         Executive Vice President and                    David L. Finch
Edward J. Rosenthal                      Chief Operating Officer;                        Vice President--Contract Services
Vice Chairman                            President, Hudson General LLC
Cramer Rosenthal McGlynn, Inc.                                                           D. Ross Jacobs
                                         Fernando DiBenedetto                            Vice President--Marketing
Michael Rubin                            Senior Vice President--Operations
President                                                                                Frederick C. Knapp, Jr.
                                         Raymond J. Rieder                               Vice President--Fuel Services and Planning
Hans H. Sammer                           Senior Vice President
Consultant, Retired Director,            and Chief Marketing Officer;                    Bert J. Smith
Investment Banking Group                 Executive Vice President,                       Vice President--Airport Operations
Prudential Securities Incorporated       Hudson General LLC
                                                                                         Gary D. Watson
Richard D. Segal                         Rocco Daloia                                    Regional Vice President
Chairman and Chief Executive Officer     Vice President--Maintenance and Facilities
Seavest Inc.                                                                             David M. Ziolkowski
                                         Barry I. Regenstein                             Regional Vice President
Stanley S. Shuman                        Vice President and Chief Financial Officer
Executive Vice President                                                                 CANADA
and Managing Director                    Noah E. Rockowitz
Allen & Company Incorporated             Vice President, General Counsel                 Thomas D. Culp
                                         and Secretary                                   Vice President--Marketing

                                         Henry A. Satinskas                              Audrey J. Laurin
                                         Vice President--Transportation Services         Vice President and Controller

                                                                                         Denis A. A. Lawn
                                                                                         Vice President--Operations

-----------------------------------------------------------------------------------------------------------------------------------

TRANSFER AGENT AND REGISTRAR             INDEPENDENT AUDITORS                            CORPORATE HEADQUARTERS
BankBoston, N.A.                         KPMG Peat Marwick LLP                           111 Great Neck Road
c/o Boston EquiServe,                    One Jericho Plaza                               Great Neck, New York 11021
Limited Partnership                      Jericho, New York 11753                         (516) 487-8610
P.O. Box 8040
Boston, Massachusetts 02266-8040         10-K AVAILABLE                                  CANADIAN ADMINISTRATIVE OFFICES

SHARES LISTED                            The Annual Report, on Form 10-K, as             100 Alexis Nihon, Suite 400
Common--                                 filed with the Securities and Exchange          Ville St. Laurent, Quebec
American Stock Exchange                  Commission, is available to shareholders        H4M 2N9
(Symbol: HGC)                            without charge upon written request to:         (514) 748-2277

                                         Secretary
                                         Hudson General Corporation
                                         111 Great Neck Road
                                         Great Neck, New York 11021

HUDSON GENERAL CORPORATION
111 Great Neck Road
P.O. Box 355
Great Neck, New York  11022


                                         127