Form 10-K405, Exhibit 13
period 1998-06-30
HUDSON GENERAL CORP
filed 1998-09-24
CIK 48948

                                  EXHIBIT 13


      The Registrant's 1998 Annual Report to Shareholders, which report, except for those portions thereof which are expressly incorporated by reference in this filing, is furnished for the information of the Commission and is not to be deemed to be filed as part of this filing.

[HUDSON GENERAL LOGO]

                               A LEADING PROVIDER

             OF DIVERSIFIED SERVICES TO THE TRANSPORTATION INDUSTRY

                                                                            1998

                                                                   ANNUAL REPORT

COMPANY MOTTO

"To provide prompt efficient service at a competitive price, always mindful of the reputation of the customers we represent."

CONTENTS

Letter to Shareholders......................................  1
Aviation Services...........................................  5
Land Development............................................  7
Management's Discussion and Analysis of
  Financial Condition and Results of Operations.............  8
Selected Consolidated Financial Data........................ 12
Consolidated Financial Statements........................... 13
Notes to Consolidated Financial Statements.................. 17
Independent Auditors' Report................................ 24
Corporate Information........................ Inside Back Cover

                             [HUDSON GENERAL LOGO]

                               FELLOW SHAREHOLDERS

GROWTH THROUGH DEPENDABILITY

[PHOTO]

Fiscal 1998 financial results were the proverbial "mixed bag". While Hudson General Corporation reported significantly improved results from the prior year, operating income of our 74% owned aviation services business, Hudson General LLC, declined. Please see page 8 of this report for a summary table of operating results of the Aviation Business.

The improvement in Hudson General Corporation's results primarily reflects the fact that in fiscal 1997, the Corporation recorded a pre-tax charge of $8.5 million relating to its 50% interest in the Kohala Joint Venture real estate development project in Hawaii. Excluding this pre-tax charge, financial results from the Kohala Joint Venture in fiscal 1998 and fiscal 1997 were comparable. However, the Joint Venture realized success on the legal front. In early 1998, the Joint Venture received two favorable court rulings in the lawsuit filed by two local residents of Hawaii seeking to invalidate an ordinance passed by the County of Hawaii, permitting Kohala Joint Venture to develop Phase IV of its real estate project into 1,490 units. In July 1998, the Court granted summary judgment in favor of the County and the Venture on all remaining claims in the suit. Although plaintiffs have indicated they intend to appeal any decision unfavorable to them, we cannot be certain whether an appeal of the Court's ruling will actually be made. Barring an appeal and reversal of the Court's decision, the favorable action by the Court eliminates the need for a trial in this matter. Notwithstanding the positive outcome in this suit to date, Hudson General and its partner continue to reevaluate their plans relating to Phase IV.

The decline in operating income of our aviation services business was due mainly to lower earnings from ground transportation services, as two contracts were renewed at reduced rates, and from snow removal services, as the winter in the northeast was significantly warmer than last year's. On the positive side, expanded aircraft fueling operations generated increased revenues and operating profits. In addition, in October 1997, we recognized deferred income of $.6 million related to the prepayment of a promissory note associated with the sale in January 1994 of leases and other assets utilized at our fixed base operation (FBO) at Long Island MacArthur Airport. Our sole remaining FBO is in Salt Lake City, and we are pleased to report that it is performing well.

During fiscal 1998 we began providing services under two significant new long-term contracts. In December 1997 we were awarded a ten year contract by the Greater Toronto Airports Authority to operate the new central de-icing facility
(CDF) being developed at Lester B. Pearson International Airport. Although the CDF is not expected to be completed until the fall of 1999, we began limited operations under this contract, at temporary facilities, during this past winter. The CDF will be the largest facility of its kind in the world and will incorporate proven advanced technology de-icing equipment to de-ice up to ten A320 or B737 aircraft simultaneously. We were selected over several other ground handling companies, and are proud that both our proposal and our reputation led to the award of this important contract. We expect that this new contract will offset the discontinuation of our de-icing business at terminal buildings in Toronto once the CDF is fully operational.

May 1998 saw the opening of Terminal One, the new international terminal at JFK International Airport in New York. Hudson General LLC has been designated as Terminal One's exclusive provider of ground handling services under a five year contract. Terminal One was built through efforts of a partnership formed by four of the world's premier international airlines, Air France, Japan Airlines, Korean Airlines and Lufthansa German Airlines, and Hudson General LLC was there to handle the inaugural flights into this spectacular new terminal.

Also in May 1998, Hudson General received the long-awaited and favorable decision in the Canadian lawsuit that was initiated a decade ago by Texaco Canada Inc. (now known as McColl-Frontenac Inc. and controlled by Imperial Oil Limited). In finding that there was no liability on the part of Hudson General, its Canadian subsidiary (now owned by Hudson General LLC) and Petro-Canada Inc., the trial judge ruled that Innotech Aviation Limited had not breached a fuel supply agreement with Texaco in connection with the purchase by Hudson General from Innotech in 1984 of certain assets of Innotech's Canadian airport

[HUDSON LOGO]
ground services business. The judge also ruled that Hudson General and Petro-Canada Inc. had not induced the breach of that agreement, nor had they interfered with Texaco's contractual and fiduciary relations.

The trial judge rendered an oral decision, and Texaco, which has served a notice of appeal, cannot pursue any appeal until the decision has been issued in written form. The decision dealt solely with the issue of liability, and a separate hearing before another judicial officer would have to be held on the issue of damages. It is expected that a hearing on damages would not be held unless Texaco decides to pursue, and is successful in, its appeal of the liability decision.

[2 PHOTOS]

On September 16, 1998, the Corporation was advised that the Supervisory Board of Deutsche Lufthansa AG approved the exercise by its subsidiary LAGS USA Inc., of LAGS' option to increase its equity interest in Hudson General LLC from 26% to 49%. As a result, we expect LAGS to give notice of its exercise of such option on or about October 1, 1998. The exercise price is approximately $29.6 million.

As we conclude another fiscal year and approach a new millennium, we recognize that the successes we have attained would not have been possible without the efforts of the thousands of men and women who are part of the Hudson General team. We thank each of them, as well as all of our customers and shareholders, for their continued loyalty and support.

Sincerely,

/s/ Jay B. Langner

Jay B. Langner
Chairman of the Board and Chief Executive Officer

/s/ Michael Rubin

Michael Rubin
President

/s/ Paul R. Pollack

Paul R. Pollack
Executive Vice President and Chief Operating Officer

[3 PHOTOS]

[HUDSON LOGO]

                                AVIATION SERVICES

BROAD AND DIVERSE

Hudson General Corporation (the Corporation) through its 74% ownership interest in Hudson General LLC (Hudson LLC) provides a full range of services to the aviation industry at twenty-four (24) airports throughout the United States and Canada. These services include aircraft ground handling; aircraft fueling; fuel management; ground transportation; snow removal; cargo warehousing; and sale, leasing and maintenance of airline ground support equipment.

Aircraft ground handling services are provided to both domestic and international airlines, and include: aircraft marshaling; loading and off-loading of baggage, freight and commissary items; passenger ticketing; porter and wheelchair services; aircraft cleaning; ramp sweeping and scrubbing; aircraft de-icing and glycol recovery; water and lavatory services; maintenance and service checks; weight and balance; cargo and mail handling; aircraft pushbacks; as well as ancillary services such as ground power and air-conditioning.

Aircraft fueling services are offered through contract fueling, fuel management, retail sales of fuel and maintenance and operation of airport fuel storage facilities. Contract fueling services are provided to airlines and fuel suppliers by delivery of fuel from airport storage facilities into commercial aircraft. Fuel management services consist of functioning as the out-sourced fuel procurement department responsible for managing the sourcing, negotiation, purchase, payment, supply and distribution of fuel both domestically and internationally for scheduled and charter passenger and cargo airlines.

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

[PHOTO OF SNOW PLOW]

Snow removal services are performed at airports in the northeastern and midwestern United States under contracts with airport authorities as well as airlines and other business entities serving these airports. Snow removal services are also performed at east coast seaport facilities.

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

For thirty-seven years, Hudson General has set the standard for quality in the aviation services industry. Its knowledgeable, experienced employees, wide-range of capabilities, attention to detail and commitment to customer satisfaction continue to make it the company of choice for more than 100 airlines and airport authorities seeking superior services that will enhance their standing with the traveling public.


[HUDSON LOGO]

                                LAND DEVELOPMENT

HAWAIIAN JOINT VENTURE

The Corporation is a 50% partner in a joint venture to develop approximately 4,000 contiguous acres of land situated in the North Kohala District on the Island of Hawaii (the Joint Venture). The Project is being developed in four successive phases. Substantially all of the parcels in Phases I and II, which comprise approximately 2,100 acres of the Project, have been sold. Phase III consists of 100 five acre parcels, with 84 parcels remaining available for sale.

During fiscal 1992, the County of Hawaii passed an ordinance pursuant to which, after the obtaining of subdivision approvals, Phase IV could be developed into 1,490 units. The validity of this ordinance was challenged in a lawsuit brought by two local residents of Hawaii, and development of Phase IV has been delayed pending the ultimate outcome of this litigation. Between March and July 1998, the court issued rulings, including summary judgment, on all remaining issues in favor of the County and the Joint Venture. The Joint Venture partners do not know at this time whether the plaintiffs will appeal these rulings.

The Joint Venture partners are continuing to reevaluate plans for Phase IV which has to date only had limited development.


                                [HAWAII GRAPHIC]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

FISCAL 1998 COMPARED WITH FISCAL 1997

Effective June 1, 1996, the Corporation consummated a transaction (the Transaction) in which a third party, Lufthansa Airport and Ground Services GmbH
(LAGS), acquired a 26% interest in the Corporation's aviation services business (the Aviation Business). As part of the Transaction, the Corporation transferred substantially all of the assets and liabilities of the Aviation Business to Hudson General LLC (Hudson LLC), a newly formed limited liability company (see Notes 1 and 2). Effective June 1, 1996, the Corporation has accounted for its interest in Hudson LLC under the equity method of accounting. As a result, effective June 1, 1996 the consolidated statements of earnings of the Corporation contain the operating results of the Aviation Business under the equity method of accounting. (For an analysis of the results of the Aviation Business, see the table and related management's discussion which appear below.)

         The Corporation's revenues increased from $5.1 to $5.8 million, an increase of $.7 million, or 14.2%. The increase is due primarily to higher overhead fees billed by the Corporation to Hudson LLC. (The Corporation and LAGS USA Inc., a wholly-owned subsidiary of LAGS and a party to the Limited Liability Company Agreement of Hudson LLC, agreed to raise these overhead fees for fiscal 1998 to 3-1/2% of Hudson LLC's consolidated domestic revenues and 1-1/4% of Hudson LLC's consolidated Canadian revenues.) Depreciation and amortization decreased from $.8 to $.7 million, a decrease of $.1 million, or 14.0%. The decrease was due primarily to the elimination of depreciation related to operating equipment leased to Hudson LLC by the Corporation that became fully depreciated. Selling, general and administrative expenses decreased from $8.0 to $7.8 million, a decrease of $.2 million, or 2.5%, due mainly to lower legal fees incurred in connection with the Texaco litigation in Canada (see Note 10).

         The Corporation's 74% share of earnings from Hudson LLC decreased from $12.0 to $9.4 million, a decrease of $2.5 million, or 21.2%. The Corporation's 50% share of losses from its real estate joint venture in Hawaii (the Venture) decreased from $11.3 to $2.8 million, a decrease of $8.5 million, or 75.0%. The decrease in the Venture's loss is due to the Venture recording a charge of $17.0 million in fiscal 1997 to write-down its real estate assets to their estimated fair values as discussed further below. As is usual for companies with land development operations, the contribution to future results from such operations will fluctuate depending upon whether land sales are closed in each reported period.

         Interest income increased from $4.0 to $4.2 million, an increase of $.2 million, or 5.0%, due primarily to higher invested cash balances.

         The Corporation's provision for income taxes increased $2.4 million, which primarily reflects higher pre-tax earnings due mainly to the decrease in the Corporation's share of losses from the Venture as noted above.

         The following table is intended to provide a presentation and analysis of results of the Aviation Business conducted by Hudson LLC for fiscal 1998, 1997 and 1996.

(in thousands)                            1998            1997            1996
                                          ----            ----            ----
Revenues                                $168,947        $167,729        $168,811
                                        --------        --------        --------
Costs and expenses:
  Operating                              131,643         128,749         123,003
  Depreciation and
    amortization                           8,237           7,510           7,693
  Selling, general and
    administrative                        14,459          13,625          13,052
                                        --------        --------        --------
Total costs and expenses                 154,339         149,884         143,748
                                        --------        --------        --------
Operating income                        $ 14,608        $ 17,845        $ 25,063
                                        ========        ========        ========

         The following discussion is intended to provide an analysis of results of the Aviation Business for fiscal 1998 and 1997 on a comparable basis.

         Revenues increased from $167.7 to $168.9 million, an increase of $1.2 million, or .7%. The increase reflects higher: (i) domestic ground handling and cargo warehousing service revenues of $5.7 and $.7 million, respectively, due primarily to expanded services to new and existing customers; and (ii) aircraft fueling revenues of $2.2 million resulting primarily from expanded intoplane fueling services. In addition, revenues include the recognition of $.6 million of deferred income related to the prepayment (in October 1997) of a promissory note associated with the sale (in January 1994) of leases and other assets at Long Island MacArthur Airport. The revenue increase was partially offset by lower: (i) snow removal revenues of $3.3 million due mainly to the warmer winter weather season in fiscal 1998; (ii) ground transportation revenues of $.8 million due mainly to lower rates associated with renewals of existing contracts at two domestic airport locations; (iii) Canadian ground handling revenues of $2.1 million (net of expanded services to existing customers) due mainly to: (a) lower sales of de-icing fluid; (b) the negative impact of the mandated realignment by the local airport authority of flights between the two international airports in Montreal; (c) the cessation of operations by two airline customers; and (d) the decision by several airline customers to provide ground handling services with their own personnel and equipment or through subsidiaries or affiliated carriers; and (iv) revenues due to the effect of fluctuation in the average rates of exchange used in translating Canadian revenues to their U.S. dollar equivalent.

         Operating costs increased from $128.7 to $131.6 million, an increase of $2.9 million, or 2.2%. The increase reflects higher: (i) labor and related costs associated with expanded domestic ground handling, aircraft fueling and cargo warehousing operations; and (ii) fleet maintenance costs related primarily to ground handling, ground transportation and aircraft fueling operations. Partially offsetting the increase were lower: (i) snow removal costs; (ii) labor and related costs associated with reduced Canadian ground handling operations;
(iii) fuel costs associated with the Company's fleet of equipment; (iv) cost of sales of de-icing fluid in Canada; and (v) costs as a result of the effect of fluctuation in the average rates of exchange used in translating Canadian costs to their U.S. dollar equivalent.


[HUDSON LOGO]

                                     Hudson General Corporation and Subsidiaries

         Depreciation and amortization expenses increased from $7.5 to $8.2 million, an increase of $.7 million, or 9.7%, due mainly to additions of ground handling and fueling equipment.

         Selling, general and administrative expenses increased from $13.6 to $14.5 million, an increase of $.8 million, or 6.1%, primarily reflecting higher overhead fees paid to the Corporation as noted above.

         Operating income decreased from $17.8 to $14.6 million, a decrease of $3.2 million, due primarily to: (i) decreased results associated with ground transportation and snow removal operations; (ii) lower sales of de-icing fluid in Canada; (iii) higher selling, general and administrative expenses as described above; and (iv) higher depreciation and amortization. Partially offsetting the decreases were improved results from expanded aircraft fueling operations and the recognition of deferred income as noted above.

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

         The state of the North American aviation industry has resulted in increased competitive pressures on the pricing of aviation services and in the exploration of alliances between major commercial airline carriers. While these factors may have an adverse effect on the Corporation, several airlines have been outsourcing services to independent aviation service companies. To date, this trend has provided additional opportunities for Hudson LLC. The Corporation is unable, at this time, to evaluate the future impact of these factors.

         The compliance with federal, state and local provisions which have been enacted or adopted regulating the discharge of materials into the environment did not have a material effect upon the Corporation's or Hudson LLC's capital expenditures or results of operations for fiscal 1998 and 1997, or competitive position. However, the federal government and many state and local governments have enacted or proposed legislation and regulations with respect to storage facilities for fuel, petroleum-based products and chemicals, the disposal of hazardous waste materials, storm water discharges, and financial responsibility for possible liability exposures relating to fuel storage facilities. Compliance with such legislation and regulations has resulted in expenditures by the Corporation and Hudson LLC, including expenditures for the testing, decommissioning and/or replacement of certain of its fuel and de-icing fluid storage facilities, and the cleanup of fuel spills. It is anticipated that additional such expenditures by Hudson LLC, the amount of which is presently not expected to be material, will be required.

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

FISCAL 1997 COMPARED WITH FISCAL 1996

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

         The Corporation's 74% share of earnings from Hudson LLC for fiscal 1997 was $12.0 million. The Corporation's 50% share of losses from the Venture increased from $3.0 to $11.3 million, an increase of $8.3 million. The increase in the Venture's loss is due to the Venture recording a charge of $17.0 million in the Corporation's fourth fiscal quarter to write-down its real estate assets to their estimated fair values. The charge is a result of the continuing periodic evaluation of the carrying value of the Venture's real estate assets. The Corporation and its partner in the Venture, Oxford Kohala, Inc. (the Partners) concluded, as a result of their most recent in-depth analysis of an updated independent appraisal of such assets and the consideration of other factors affecting the development of the property, that the carrying value of the real estate assets should be reduced. Factors considered by the Partners included the Partners' plans to reevaluate the fourth phase of the Project which has to date only had limited development, the condition of the Hawaiian real estate market and general economic conditions.

         Interest income increased $1.7 million, or 78.1%. The increase primarily reflects interest income associated with: (i) the subordinated note receivable from Hudson LLC related to conversion of the 7% convertible subordinated debentures (the Debentures) into shares of the Corporation's common stock (see Note 8); (ii) advances made by the Corporation to Hudson LLC; and
(iii) higher invested cash balances. Interest expense for fiscal 1996 was attributable to the Debentures.

         The Corporation's provision for income taxes decreased $6.8 million which primarily reflects: (i) lower pre-tax earnings in the U.S.; and (ii) the absence in fiscal 1997 of a provision for foreign income taxes. As a result of the Transaction, the Corporation is no longer required to provide for or reflect foreign income taxes in its consolidated financial statements.

         The following discussion is intended to provide an analysis of results of the Aviation Business for fiscal 1997 and 1996 on a comparable basis.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Continued)

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

         In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosure About Segments of an Enterprise and Related Information", effective for fiscal years beginning after December 31, 1997. SFAS No. 131 establishes standards for defining operating segments and the reporting of certain information regarding operating segments. Because this statement only impacts how financial information is disclosed in interim and annual reports, the adoption will have no impact on the Corporation's financial condition or results of operations.

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is effective for fiscal years beginning after June 15, 1999. SFAS No. 133 requires companies to record derivatives on the balance sheet as assets or liabilities at their fair value. The Corporation is presently evaluating the impact of the adoption of this statement.

LIQUIDITY, CAPITAL EXPENDITURES AND COMMITMENTS

The Corporation's recurring sources of liquidity are funds provided from Hudson LLC and bank lines of credit. As a result of the Transaction, Hudson LLC pays to the Corporation an overhead fee, which for fiscal 1998 was raised to the sum of 3 1/2% of Hudson LLC's consolidated domestic revenues and 1 1/4% of Hudson LLC's consolidated Canadian revenues. It is anticipated that approximately $3.0 million of the Corporation's overhead will not be allocated to Hudson LLC on an annual basis. In addition, the LLC Agreement provides that distributions from Hudson LLC will be paid annually to the Corporation and LAGS (the Members) in amounts at least equal to 50% of domestic net income and 10% of Canadian pre-tax earnings for the fiscal year from the Aviation Business, as defined, multiplied by the Members' respective equity interests in Hudson LLC. The Corporation's 74% share of such minimum distribution, for fiscal 1997 and its 100% share of June 1996 earnings, in the total amount of $6.8 million, were received in October 1997. In December 1997, Hudson LLC made an additional distribution with respect to fiscal 1997. The Corporation's 74% share of such additional distribution was $5.9 million. Furthermore, as a result of the conversion of Debentures in fiscal 1996 and 1997 into shares of the Corporation's common stock, Hudson LLC is, on a subordinated basis (as defined), indebted to the Corporation. During fiscal 1998, Hudson LLC repaid $.5 million of such debt to the Corporation. Hudson LLC is obligated to repay the remaining balance of $4.6 million to the Corporation as follows: (i) $1.5 million on July 15, 1998 (which was paid in July 1998); and
(ii) $1.5 million on each July 15th thereafter until the entire principal balance is satisfied.

         Pursuant to a Revolving Credit Agreement (the Credit Agreement) with a group of banks dated June 1, 1996, the Corporation may borrow funds (including outstanding letters of credit) up to a limit of $6.0 million until June 30, 1999 at which time the Credit Agreement terminates. There were no direct borrowings or letters of credit outstanding during the fiscal year ended June 30, 1998.

         In fiscal 1998, net cash provided by operating activities was nominal. In fiscal 1997 net cash used by operating activities was $3.5 million due mainly to equity in earnings of Hudson LLC which were not distributed to the Corporation, while in fiscal 1996, net cash provided by operating activities was $25.5 million. Net cash provided by investing activities in fiscal 1998 and 1997 was $2.2 and $19.5 million, respectively, due mainly to the distributions from Hudson LLC to the Corporation in October and December 1997 and Hudson LLC's partial repayment of the outstanding balance of its subordinated debt to the Corporation in fiscal 1997, both of which were partially offset by net purchases of investment securities. Capital expenditures net of proceeds from the sale of property and equipment were $.2, $.2 and $12.9 million in fiscal 1998, 1997 and 1996, respectively. The majority of capital expenditures were made in respect of the Aviation Business and as such are now made by Hudson LLC. Net cash used by financing activities (primarily related to dividend payments and, in fiscal 1997, to repurchases of the Corporation's common stock as discussed below) was $1.6, $10.3 and $.6 million for fiscal 1998, 1997 and 1996, respectively. Cash and cash equivalents were $19.0, $18.4 and $12.7 million at June 30, 1998, 1997 and 1996, respectively.

         At June 30, 1998 and 1997, Hudson LLC reflected working capital deficits of $11.8 and $7.4 million, respectively, due mainly to Hudson LLC's significant investment in long-lived assets and earnings distributions to the Members. Hudson LLC's recurring sources of liquidity are funds provided from operations, advances from the Corporation and bank lines of credit. Pursuant to a Revolving Credit Agreement (the LLC Credit Agreement) with a group of banks dated June 1, 1996, Hudson LLC may borrow funds (including outstanding letters of credit) up to a limit of $18.0 million (the LLC Limit) until September 30, 1998. At such time, and at the end of each subsequent quarter, the LLC Limit will be reduced by one-sixteenth of the LLC Limit that was in effect on June 30, 1998 until June 30, 2002, at which time the LLC Credit Agreement terminates. There were no direct borrowings and $2.4 million of outstanding letters of credit at

[Hudson Logo]

                                     Hudson General Corporation and Subsidiaries

June 30, 1998. In addition, net advances to Hudson LLC from the Corporation were $2.1 million as of June 30, 1998. At June 30, 1998, Hudson LLC had commitments to fund $3.4 million for operating equipment, the majority of which is expected to be expended during fiscal 1999. In addition to such commitments, Hudson LLC is obligated to expend funds of $5.6 and $1.9 million in fiscal 1999 and 2000, respectively, for equipment to be used in providing de-icing and snow removal services at Lester B. Pearson International Airport in Toronto pursuant to a contract entered into in December 1997 with the Greater Toronto Airports Authority. Capital expenditures are primarily for equipment and facilities used in Hudson LLC's operations. Hudson LLC is unable to determine the extent of additional future capital expenditures since, as a service company, its capital expenditure requirements fluctuate depending upon facility requirements and equipment purchases associated with Hudson LLC's ability to successfully obtain additional contracts.

         In fiscal 1997, the Board of Directors authorized the repurchase of up to 400,000 shares of the Corporation's common stock, which purchases could be made from time to time in either open market or privately negotiated transactions. Prior to the fiscal 1997 authorizations, the Corporation still had authority to repurchase up to 35,700 shares from a previous authorization. During fiscal 1997, the Corporation repurchased 243,000 shares in the open market for an aggregate purchase price of $9.2 million. No shares were repurchased by the Corporation during fiscal 1998.

         During fiscal 1992, the County of Hawaii passed an ordinance pursuant to which the Venture, after subdivision approvals are obtained, would be able to develop Phase IV of the project into 1,490 units. Pursuant to such ordinance, the Venture is required to expend approximately $2.3 million for public infrastructural improvements and in lieu payments. Shortly after passage of the ordinance, a lawsuit against the County of Hawaii was filed in the Circuit Court of Hawaii by two local residents of Hawaii (Plaintiffs) seeking to invalidate such ordinance on various grounds including that the ordinance was adopted without following State of Hawaii procedure relating to the preparation of an Environmental Impact Statement. During fiscal 1993, the Judge in this action granted Plaintiffs' motion for partial summary judgment without indicating any effect on Phase IV zoning. The County and the Venture appealed this ruling to the Hawaii Supreme Court, and in May 1997, the Supreme Court vacated the summary judgment which was previously granted and remanded certain related issues to the Circuit Court for that Court to decide. In March and April 1998, the Circuit Court ruled in favor of the County and the Venture on the remanded issues and certain other issues. In July 1998 the Circuit Court granted summary judgment in favor of the County and the Venture on all remaining claims in the suit. Although Plaintiffs have indicated they intend to appeal any decision unfavorable to them, it is uncertain at this time whether an appeal will be filed by Plaintiffs. Since a final judgment has not yet been entered, the time period for filing an appeal has not yet commenced. The Venture cannot determine the effect of this litigation on the timing of development of Phase IV or expenditures related thereto until it is known whether an appeal will be filed.

         The Joint Venture Agreement provides that the Corporation and its partner in the Venture, Oxford Kohala, Inc. (the Partner), are obligated to make equal advances of any of the Venture's required fundings. It is anticipated that the Venture's capital commitments will be funded by cash flow from its operations and advances from the Corporation and the Partner, and that any advances which the Corporation may be required to make to the Venture will be provided from the Corporation's cash flow and lines of credit. Pursuant to the Credit Agreement the Corporation may advance up to $2.0 million to the Venture in any fiscal year or up to $5.0 million during the term of the Credit Agreement, net of any distributions received from the Venture by the Corporation during such periods. Since the inception of the Credit Agreement, the Corporation has not increased its net advances to the Venture. At present, it is anticipated that the advances required to meet the obligations of the Venture will not exceed the limits set forth in the Credit Agreement. During fiscal 1998, the Corporation did not make any advances to the Venture.

         At June 30, 1998, the Venture had commitments (in addition to the commitments noted above) aggregating $2.3 million for project expenditures. Included in this amount is $1.7 million for the construction of water well equipment and a reservoir by June 30, 1999. It is currently expected that funds for most of the Venture's other commitments will be expended subsequent to fiscal 1999.

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

         The so-called "Year 2000" issue (the Year 2000) results from computer programs that do not differentiate between years commencing in 1900 and years commencing in 2000 because they were written using two digits rather than four to define the applicable year (i.e. ignoring the century). Accordingly, computer systems and programs that process or utilize time-sensitive calculations may not properly recognize the Year 2000. The Corporation has instituted a company wide initiative to examine the implications of the Year 2000 on the Corporation's computer systems and applications to ensure that the Corporation's computer systems will function properly in the Year 2000 and thereafter.

         The Corporation anticipates completing its Year 2000 project in early calendar 1999 and believes that the Year 2000 issue will not pose significant operational problems for its computer systems. The Corporation has also initiated procedures to communicate with suppliers and customers regarding compliance with Year 2000 requirements. The Corporation has not determined the impact, if any, on its operations if outside third parties with which it has a business relationship fail to comply with Year 2000 requirements.

         Management currently believes that the costs related to the Corporation's compliance with the Year 2000 issue should not have a material adverse effect on its consolidated financial position, results of operations or cash flows. While the Corporation has developed plans to test its business critical computer systems prior to the Year 2000, there can be no assurance that the systems of other parties upon which the Corporation's business also relies will be Year 2000 compliant on a timely basis.

SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands, except per share amounts)

Fiscal Years Ended June 30,                          1998(a)        1997(a)           1996(a)         1995           1994
                                                    --------       --------          --------       --------       --------
Revenues ....................................       $  5,783       $  5,064          $157,100       $134,862       $141,784
                                                    --------       --------          --------       --------       --------
Earnings before extraordinary items and
  cumulative effect of change in the method
  of accounting for income taxes ............          5,256            475(b)         10,466          4,593          7,310
                                                    --------       --------          --------       --------       --------
Earnings per share before extraordinary items
  and cumulative effect of change in the
  method of accounting for income taxes:
    Basic ...................................           3.02            .26              9.09           3.72           5.87
    Diluted .................................           2.99            .26              5.60           2.70           3.96
                                                    --------       --------          --------       --------       --------
Net earnings ................................          5,256            475(b)         10,466          4,593          7,760
                                                    --------       --------          --------       --------       --------
Net earnings per share:
    Basic ...................................           3.02            .26              9.09           3.72           6.23
    Diluted .................................           2.99            .26              5.60           2.70           4.17
                                                    --------       --------          --------       --------       --------
Total assets ................................         73,466         68,188            48,776         87,568         77,889
                                                    --------       --------          --------       --------       --------
Long-term obligations less current maturities             --             --                --         29,000         29,000
                                                    --------       --------          --------       --------       --------
Stockholders' equity ........................         68,441         65,384            43,895         21,616         19,223
                                                    --------       --------          --------       --------       --------
Capital expenditures ........................            178            326            13,158         10,806          9,815
                                                    --------       --------          --------       --------       --------
Cash dividends per common share .............           1.00            .75               .50            .50             --
                                                    ========       ========          ========       ========       ========

(a) As a result of a transaction with Lufthansa Airport and Ground Services GmbH (see Note 2), effective June 1, 1996 the Corporation's interest in its aviation services business is accounted for under the equity method.

(b) Includes a pre-tax charge of $8,500 related to the Corporation's investment in and advances to the Kohala Joint Venture (see Note 3).

                                       FISCAL 1998              Fiscal 1997
                                   -------------------       -------------------
Market Price Range*                HIGH         LOW          High         Low
                                   ------       ------       ------       ------
First Quarter ..............       44 1/4           38           40       32 3/4
Second Quarter .............       48 1/2       42 1/2       39 1/2           34
Third Quarter ..............           49       42 3/4       41 3/8           36
Fourth Quarter .............       50 5/8       45 7/8       40 3/8       35 5/8

*The range of per share closing prices of the Corporation's common stock on the American Stock Exchange in each fiscal quarter from July 1, 1996 through June 30, 1998.

At June 30, 1998 there were 182 record holders of the Corporation's common stock.


[HUDSON GENERAL LOGO]

                                     Hudson General Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands, except per share amounts)

Year Ended June 30,                                1998             1997              1996
                                                 ---------        ---------        ---------
Revenues .................................       $   5,783        $   5,064        $ 157,100
                                                 ---------        ---------        ---------
Costs and expenses:
  Operating ..............................              --               --          113,744
  Depreciation and amortization ..........             664              772            7,165
  Selling, general and administrative ....           7,843            8,047           16,755
                                                 ---------        ---------        ---------
    Total costs and expenses .............           8,507            8,819          137,664
                                                 ---------        ---------        ---------
Operating income (loss) ..................          (2,724)          (3,755)          19,436
Equity in earnings of Hudson General LLC .           9,426           11,955              855
Equity in loss of Kohala Joint Venture ...          (2,822)         (11,292)          (3,021)
Interest income ..........................           4,156            3,958            2,222
Interest expense .........................              --               --           (1,843)
                                                 ---------        ---------        ---------
Earnings before provision for income taxes           8,036              866           17,649
Provision for income taxes ...............           2,780              391            7,183
                                                 ---------        ---------        ---------
Net earnings .............................       $   5,256        $     475        $  10,466
                                                 =========        =========        =========
Earnings per share, basic ................       $    3.02        $     .26        $    9.09
                                                 =========        =========        =========
Earnings per share, diluted ..............       $    2.99        $     .26        $    5.60
                                                 =========        =========        =========

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in thousands)

June 30,                                                                     1998            1997
                                                                           --------        --------
ASSETS
Current assets:
  Cash and cash equivalents ........................................       $ 19,001        $ 18,425
  Investment securities available for sale .........................         19,002           8,792
  Receivables ......................................................            563             540
  Advances to Hudson General LLC -- net ............................          2,057             361
  Prepaid expenses and other assets ................................             56             250
                                                                           --------        --------
    Total current assets ...........................................         40,679          28,368
Property and equipment at cost, less accumulated
  depreciation and amortization ....................................          2,389           2,902
Investment in Hudson General LLC ...................................         22,306          26,395
Investment in Kohala Joint Venture -- net ..........................          4,962           5,893
Note receivable from Hudson General LLC ............................          3,130           4,630
                                                                           --------        --------
                                                                           $ 73,466        $ 68,188
                                                                           ========        ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable .................................................       $    200        $    161
  Accrued expenses and other liabilities ...........................          2,628           2,536
                                                                           --------        --------
     Total current liabilities .....................................          2,828           2,697
                                                                           --------        --------
Deferred income taxes ..............................................          2,197             107
                                                                           --------        --------
Stockholders' Equity:
  Serial preferred stock (authorized 100,000 shares of $1 par value)
   -- none outstanding .............................................             --              --
  Common stock (authorized 7,000,000 shares of $1 par value)
   -- issued 2,102,260 and 2,092,160 shares ........................          2,102           2,092
  Paid in capital ..................................................         48,266          48,732
  Retained earnings ................................................         29,235          25,722
  Treasury stock, at cost, 357,311 shares ..........................        (11,162)        (11,162)
                                                                           --------        --------
    Total stockholders' equity .....................................         68,441          65,384
                                                                           --------        --------
                                                                           $ 73,466        $ 68,188
                                                                           ========        ========

See accompanying notes to consolidated financial statements.


[HUDSON GENERAL LOGO]

                                     Hudson General Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share amounts)

                                                                                            Accumulated
                                        Common Stock Issued                                   Other
Years Ended                             -------------------       Paid in      Retained    Comprehensive   Treasury    Stockholders'
June 30, 1998, 1997 and 1996            Shares       Amounts      Capital      Earnings       Income         Stock        Equity
                                       ---------    ---------    ---------     ---------     ---------     ---------     ---------
Balance, June 30, 1995 ............    1,253,802    $   1,254    $   6,759     $  16,707     $  (1,483)    $  (1,621)    $  21,616
  Common stock issued in
    connection with exercise of
    stock options .................       16,000           16          249            --            --            --           265
  Dividends ($.50 per share) ......           --           --           --          (578)           --            --          (578)
  Equity adjustment from foreign
    currency translation ..........           --           --           --            --            13            --            13
  Effect of equity infusion in
    Hudson General LLC -- net .....           --           --       10,783            --         1,470            --        12,253
  Purchase of treasury stock ......           --           --           --            --            --          (389)         (389)
  Conversion of convertible
    subordinated debentures .......        7,599            7          242            --            --            --           249
  Net earnings ....................           --           --           --        10,466            --            --        10,466
                                       ---------    ---------    ---------     ---------     ---------     ---------     ---------
Balance, June 30, 1996 ............    1,277,401        1,277       18,033        26,595            --        (2,010)       43,895
  Common stock issued in
    connection with exercise of
    stock options .................       10,500           11          154            --            --            --           165
  Dividends ($.75 per share) ......           --           --           --        (1,348)           --            --        (1,348)
  Equity adjustment from foreign
    currency translation ..........           --           --         (101)           --            --            --          (101)
  Effect of equity infusion in
    Hudson General LLC -- net .....           --           --        5,805            --            --            --         5,805
  Purchase of treasury stock ......           --           --           --            --            --        (9,152)       (9,152)
  Conversion of convertible
    subordinated debentures .......      804,259          804       24,841            --            --            --        25,645
  Net earnings ....................           --           --           --           475            --            --           475
                                       ---------    ---------    ---------     ---------     ---------     ---------     ---------
Balance, June 30, 1997 ............    2,092,160        2,092       48,732        25,722            --       (11,162)       65,384
  Common stock issued in
    connection with exercise of
    stock options .................       10,100           10          148            --            --            --           158
  Dividends ($1.00 per share) .....           --           --           --        (1,743)           --            --        (1,743)
  Equity adjustment from foreign
    currency translation ..........           --           --         (614)           --            --            --          (614)
  Net earnings ....................           --           --           --         5,256            --            --         5,256
                                       ---------    ---------    ---------     ---------     ---------     ---------     ---------
BALANCE, JUNE 30, 1998 ............    2,102,260    $   2,102    $  48,266     $  29,235            --     $ (11,162)    $  68,441
                                       =========    =========    =========     =========     =========     =========     =========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Year Ended June 30,                                                                                1998        1997          1996
Cash flows from operating activities:
  Net earnings .............................................................................    $  5,256     $    475     $ 10,466
  Adjustments to reconcile net earnings to net cash provided (used) by operating activities:
    Depreciation and amortization ..........................................................         664          772        7,165
    Provision for losses on accounts receivable -- net .....................................          --           --          362
    Deferred income taxes ..................................................................       2,090         (655)      (1,090)
    Equity in earnings of Hudson General LLC ...............................................      (9,426)     (11,955)        (855)
    Equity in loss of Kohala Joint Venture .................................................       2,822       11,292        3,021
    Accrual of interest income on Kohala Joint Venture advances ............................      (1,891)      (1,765)      (1,604)
    Gain on sale of equipment ..............................................................          --           --         (139)
    Change in other current assets and liabilities:
      Accounts and notes receivables .......................................................         (23)        (302)       2,845
      Prepaid expenses and other assets ....................................................         194           52         (504)
      Deferred income taxes ................................................................          --           --        2,342
      Accounts payable .....................................................................          39         (310)         892
      Income taxes payable .................................................................          --           --          165
      Accrued expenses and other liabilities ...............................................         286       (1,112)       1,785
    Decrease in long-term receivables -- net ...............................................          --           --          522
    Other -- net ...........................................................................          --           23           91
                                                                                                --------     --------     --------
        Net cash provided (used) by operating activities ...................................          11       (3,485)      25,464
                                                                                                --------     --------     --------
Cash flows from investing activities:
  Purchases of investment securities available for sale ....................................     (21,918)      (8,792)          --
  Proceeds from maturity and sale of investment securities available for sale ..............      11,708           --           --
  Purchases of property and equipment ......................................................        (178)        (326)     (13,158)
  Proceeds from sale of property and equipment .............................................          27           80          244
  Distributions from Hudson General LLC ....................................................      12,707           --           --
  (Advances to) repayments from Hudson General LLC .........................................        (696)       7,302       (7,233)
  Collections of note receivable from Hudson General LLC ...................................         500       21,283           --
  Advances to Kohala Joint Venture -- net ..................................................          --           --         (772)
  Net cash transferred to Hudson General LLC upon formation ................................          --           --       (3,002)
  Fees related to transfer of assets to Hudson General LLC .................................          --           --         (825)
                                                                                                --------     --------     --------
        Net cash provided (used) by investing activities ...................................       2,150       19,547      (24,746)
                                                                                                --------     --------     --------
Cash flows from financing activities:
  Proceeds from issuance of common stock ...................................................         158          162          335
  Cash dividends paid ......................................................................      (1,743)      (1,348)        (578)
  Purchase of treasury stock ...............................................................          --       (9,152)        (389)
                                                                                                --------     --------     --------
        Net cash used by financing activities ..............................................      (1,585)     (10,338)        (632)
                                                                                                --------     --------     --------
Effect of exchange rate changes on cash ....................................................          --           --            2
                                                                                                --------     --------     --------
Net increase in cash and cash equivalents ..................................................         576        5,724           88
Cash and cash equivalents at beginning of year .............................................      18,425       12,701       12,613
                                                                                                --------     --------     --------
Cash and cash equivalents at end of year ...................................................    $ 19,001     $ 18,425     $ 12,701
                                                                                                ========     ========     ========

See accompanying notes to consolidated financial statements.


[HUDSON LOGO]

                                     Hudson General Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION: The consolidated financial statements include the accounts of Hudson General Corporation and the subsidiaries for which it exercises effective control (the Corporation). All material intercompany accounts and transactions have been eliminated in consolidation. Kohala Joint Venture, a land development venture in Hawaii in which the Corporation has a 50% interest (the Venture), is accounted for under the equity method of accounting (see Note 3). Effective June 1, 1996, the Corporation consummated a transaction (the Transaction) in which a third party, Lufthansa Airport and Ground Services GmbH (LAGS), an indirect wholly-owned subsidiary of Deutsche Lufthansa AG, acquired a 26% interest in the Corporation's aviation services business (the Aviation Business). As part of the Transaction, the Corporation transferred substantially all of the assets and liabilities of the Aviation Business to Hudson General LLC (Hudson LLC), a newly-formed limited liability company (see
Note 2). LAGS received a 26% interest in Hudson LLC. At the same time, the Corporation, Hudson LLC and LAGS USA Inc., a wholly-owned subsidiary of LAGS (LAGS USA), entered into a Limited Liability Company Agreement effective June 1, 1996 (the LLC Agreement). Due to the provisions in the LLC Agreement, as amended, effective June 1, 1996, the Corporation has accounted for its interest in Hudson LLC under the equity method of accounting. As a result, the fiscal 1998 and 1997 consolidated statements of earnings of the Corporation contain the operating results of the Aviation Business under the equity method of accounting. The fiscal 1996 consolidated statement of earnings of the Corporation contains the operating results of the Aviation Business on a consolidated basis for eleven months and under the equity method of accounting for one month. As a result of the Corporation's transfer of substantially all of the Aviation Business assets and liabilities to Hudson LLC, such assets and liabilities are not reflected in the Corporation's accompanying consolidated balance sheets. The Corporation's stockholders' equity was increased by $5,704,000 and $12,253,000 in fiscal 1997 and the month of June 1996, respectively, as a result of the Corporation's equity interest in Hudson LLC's capital transactions.

DESCRIPTION OF BUSINESS: The Corporation through its 74% ownership interest in Hudson LLC, provides a broad and diverse range of services to the aviation industry at twenty-four (24) airports throughout the United States and Canada. These services include aircraft ground handling; aircraft fueling; fuel management; ground transportation; snow removal; cargo warehousing; and sale, leasing and maintenance of airline ground support equipment. In addition to its airport related services, Hudson LLC provides transportation management services for various governmental agencies and authorities.

DEPRECIATION AND AMORTIZATION: Depreciation of property and equipment is provided on the straight-line method over their estimated useful lives.

INCOME TAXES: Effective July 1, 1993, the Corporation adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes", which requires the use of the asset and liability method of accounting for deferred income taxes.

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

STATEMENTS OF CASH FLOWS: For purposes of the consolidated statements of cash flows, the Corporation considers all securities with an original maturity of approximately three months or less at the date of acquisition to be cash equivalents. The changes in specified asset and liability accounts in the accompanying consolidated statements of cash flows for fiscal 1996 are exclusive of the effect of the transfer of specified assets and liabilities of the Aviation Business to Hudson LLC. In fiscal 1998, 1997 and 1996 income taxes (net of refunds) of $132,000, $963,000 and $5,064,000, respectively, were paid. During fiscal 1998 and 1997, there was no interest paid. Interest of $2,030,000 was paid in fiscal 1996.

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

EARNINGS PER SHARE: In the second quarter of fiscal 1998, the Corporation adopted the provisions of SFAS No. 128, "Earnings Per Share", and has restated all prior-period earnings per share (EPS) data presented. This statement establishes standards for computing and presenting EPS, replacing the presentation of previously required primary EPS with a presentation of Basic EPS. For entities with complex capital structures, the statement requires the dual presentation of both Basic EPS and Diluted EPS on the face of the statement of earnings. The impact of the Corporation's adoption of this statement was not material to previously reported EPS amounts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

         A reconciliation of the numerators and denominators of the basic and diluted EPS computations for the years ended June 30, 1998, 1997 and 1996 is as follows:

(in thousands, except per share amounts)        1998         1997         1996
                                               ------       ------       -------
Net earnings ...........................       $5,256       $  475       $10,466
Add: Interest on 7% convertible
  subordinated debentures due 2011
  less applicable income taxes .........           --       -- (a)         1,032
                                               ------       ------       -------
Net earnings for computing earnings
  per share, diluted ...................       $5,256       $  475       $11,498
                                               ======       ======       =======
Weighted average number of
  common shares outstanding ............        1,742        1,814         1,151
Add: Incremental shares from assumed:
  Exercise of stock options ............           15           18            17
  Conversion of 7% convertible
    subordinated debentures ............           --       -- (a)           884
                                               ------       ------       -------
Weighted average number of
  common and potential common
  shares outstanding for computing
  earnings per share, diluted ..........        1,757        1,832         2,052
                                               ======       ======       =======
Earnings per common share, basic .......       $ 3.02       $  .26       $  9.09
                                               ======       ======       =======
Earnings per common share, diluted .....       $ 2.99       $  .26       $  5.60
                                               ======       ======       =======

(a)Assumed conversion is antidilutive, and accordingly, the 7% convertible subordinated debentures are excluded from the computation.

LONG-LIVED ASSETS: Effective July 1, 1996 the Corporation adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", which requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of SFAS No. 121 did not have any impact on the Corporation's consolidated financial position or results of operations.

STOCK-BASED COMPENSATION: Effective July 1, 1996 the Corporation adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", which encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Corporation has chosen to continue to account for stock-based compensation under the existing accounting rules contained in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, but will provide pro forma disclosures of any future stock-based compensation expense determined under the fair-value provisions of SFAS No. 123, if material. As of June 30, 1995, no further grants were available under any of the Corporation's stock-based employee compensation plans.

MARKETABLE SECURITIES: The Corporation had invested $19,002,000 and $8,792,000 at June 30, 1998 and 1997, respectively, in commercial paper, and government and corporate fixed income securities. The maturities of such investments are generally less than one year. The book values of the investments approximate their respective market values as a result of the short-term nature of the securities and the low level of risk in these types of investments.

COMPREHENSIVE INCOME: Effective for fiscal 1998, the Corporation has adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income", which requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. The Corporation has no activities which represent items of other comprehensive income and, accordingly, the adoption of SFAS No. 130 did not have a material effect on the Corporation's consolidated financial statements.

RECLASSIFICATIONS: Certain items previously reported in specific financial statement captions have been reclassified to conform with the fiscal 1998 presentation.

2. INVESTMENT IN HUDSON GENERAL LLC

Effective June 1, 1996 pursuant to the terms of the Unit Purchase and Option Agreement dated February 27, 1996 (the Purchase Agreement) between the Corporation and LAGS, the Corporation transferred substantially all of the assets and liabilities of the Aviation Business to Hudson LLC. In exchange for the transfer of such assets and liabilities and the assumption by Hudson LLC, as co-obligor with the Corporation, of all of the Corporation's 7% convertible subordinated debentures (see Note 7), the Corporation received a 74% interest in Hudson LLC. In addition, Hudson LLC sold LAGS a 26% interest in Hudson LLC for a purchase price of $23,686,000 in cash (after certain adjustments), of which $15,848,000 was paid at the closing, and deferred payments (the Deferred Payments) of $2,650,000 and $5,188,000 plus interest thereon were made, respectively, in September 1996 and December 1996. The Corporation's investment in Hudson LLC and paid in capital were increased by its 74% interest in the Deferred Payments. The Purchase Agreement, as amended, provides LAGS an option (the LAGS Option), exercisable on October 1 of each year through 1999, effective as of the preceding July 1, pursuant to which LAGS may increase its equity ownership in Hudson LLC from 26% to a maximum of 49%, for a price based on a formula related to the average earnings of the Aviation Business over the four fiscal years preceding the exercise of the option, subject to certain minimum and maximum amounts. On September 16, 1998, the Corporation was advised that the Supervisory Board of Deutsche Lufthansa AG approved the exercise by LAGS USA of the LAGS Option to increase its equity interest in Hudson LLC from 26% to 49%. As a result, the Corporation expects LAGS to give notice of its exercise of the LAGS Option on or about October 1, 1998. The exercise price is approximately $29,600,000.

         The LLC Agreement, as amended, stipulates that the Corporation and LAGS USA will share profits and losses in the same proportion as their respective equity interests in Hudson LLC, except that the Corporation was entitled to all interest

                                     Hudson General Corporation and Subsidiaries

earned on the Deferred Payments. In addition, LAGS USA would not share in any pre-tax earnings, as defined, of the Aviation Business in excess of $14,690,000 and $15,863,000 in fiscal 1997 and 1998, respectively, unless the aggregate of the pre-tax earnings of the Aviation Business for fiscal 1997 and 1998 exceeded $30,553,000. Such pre-tax earnings exceeded $30,553,000, and as a result, LAGS USA is not limited by the LLC Agreement from sharing in pre-tax earnings of the Aviation Business for those years. Hudson LLC's net earnings in June 1996 were allocated 100% to the Corporation.

         In June 1996, primarily as a result of the Corporation retaining certain trade receivables, the Corporation made net advances of $7,233,000 on behalf of Hudson LLC. Such balance was repaid to the Corporation by Hudson LLC (together with accrued interest at the Corporation's incremental borrowing rate) during fiscal 1997. The Corporation's net advances to Hudson LLC were $2,057,000 and $361,000 at June 30, 1998 and 1997, respectively.

         Pursuant to the LLC Agreement, as amended, the Corporation will continue to manage the Aviation Business and will be entitled to charge Hudson LLC an overhead fee equal to the sum of an agreed upon percentage of Hudson LLC's consolidated domestic revenues and an agreed upon percentage of Hudson LLC's consolidated Canadian revenues. (The Corporation and LAGS USA agreed to overhead fees for fiscal 1998 of 3 1/2% and 1 1/4%, respectively, and overhead fees for fiscal 1997 of 3% and 1%, respectively). The LLC Agreement, as amended, also provides for a Member Board on which the Corporation has three votes and LAGS USA has two votes, and allows either Member to veto certain major transactions and to veto any reduction in distributions stipulated in the LLC Agreement, as amended. The LLC Agreement, as amended, provides that distributions will be paid annually in an amount at least equal to 50% of domestic net income and 10% of Canadian pre-tax earnings, as defined, from the Aviation Business. Such distributions, totaling approximately $8,300,000 for fiscal 1997 and the month of June 1996, were made in October 1997. An additional distribution of $7,500,000 with respect to fiscal 1997 was made in December 1997.

         The summary consolidated balance sheets for Hudson LLC as of June 30, 1998 and 1997 are as follows:

(in thousands)                                            1998            1997
                                                         -------         -------
Cash and cash equivalents ......................         $ 3,393         $12,324
Accounts and notes receivable -- net ...........          16,886          15,289
Other current assets ...........................           6,391           4,211
                                                         -------         -------
    Total current assets .......................          26,670          31,824
Property, equipment and leasehold
  rights at cost, less accumulated
  depreciation and amortization ................          45,639          44,948
Other assets -- net ............................             643           2,248
                                                         -------         -------
                                                         $72,952         $79,020
                                                         =======         =======
Accounts payable ...............................         $17,326         $18,528
Accrued expenses and other liabilities .........          19,045          20,291
Advances from Hudson General
  Corporation -- net ...........................           2,057             361
                                                         -------         -------
    Total current liabilities ..................          38,428          39,180
Deferred income taxes ..........................             319              --
Note payable to Hudson General Corporation .....           3,130           4,630
Members' equity ................................          31,075          35,210
                                                         -------         -------
                                                         $72,952         $79,020
                                                         =======         =======

         Summary results of operations for Hudson LLC for fiscal 1998, 1997 and the month of June 1996 are as follows:

(in thousands)                             1998             1997          1996
                                         ---------        --------       -------
Revenues .........................       $ 168,947        $167,729       $12,096
                                         ---------        --------       -------
Operating costs ..................         131,643         128,749         9,259
Depreciation and amortization ....           8,237           7,510           673
Selling, general and
  administrative costs ...........          14,459          13,625         1,317
                                         ---------        --------       -------
    Total costs and expenses .....         154,339         149,884        11,249
                                         ---------        --------       -------
Operating income .................          14,608          17,845           847
Interest (expense) income -- net .            (122)            179            49
                                         ---------        --------       -------
Earnings before provision for
  income taxes ...................          14,486          18,024           896
Provision for income taxes .......           1,748           2,085            41
                                         ---------        --------       -------
    Net earnings .................       $  12,738        $ 15,939       $   855
                                         =========        ========       =======

         The Corporation's share of Hudson LLC's results is shown as "Equity in earnings of Hudson General LLC" in the accompanying consolidated statements of earnings.

3. INVESTMENT IN KOHALA JOINT VENTURE

The Venture was formed to acquire, develop and sell approximately 4,000 contiguous acres of land in Hawaii (the Project). The Project is being developed in four successive phases. The first two phases, containing approximately 2,100 acres, have been developed and substantially sold. The third phase, containing approximately 550 acres, has also been developed and has 84 parcels available for sale. The fourth phase has yet to be developed, except to the extent common improvements (main road, water wells, etc.) have been completed. During fiscal 1992, the County of Hawaii passed an ordinance pursuant to which the Venture, after subdivision approvals are obtained, would be able to develop Phase IV into 1,490 units. Shortly after passage of the ordinance, a lawsuit against the County of Hawaii was filed in the Circuit Court of Hawaii by two local residents of Hawaii (Plaintiffs) seeking to invalidate such ordinance on various grounds including that the ordinance was adopted without following State of Hawaii procedure relating to the preparation of an Environmental Impact Statement. During fiscal 1993, the Judge in this action granted Plaintiffs' motion for partial summary judgment without indicating any effect on Phase IV zoning. The County and the Venture appealed this ruling to the Hawaii Supreme Court, and in May 1997, the Supreme Court vacated the summary judgment which was previously granted and remanded certain related issues to the Circuit Court for that Court to decide. In March and April 1998, the Circuit Court ruled in favor of the County and the Venture on the remanded issues and certain other issues. In July 1998 the Circuit Court granted summary judgment in favor of the County and the Venture on all remaining claims in the suit. Although Plaintiffs have indicated they intend to appeal any decision unfavorable to them, it is uncertain at this time whether an appeal will be filed by Plaintiffs. Since a final judgment has not yet been entered, the time period for filing an appeal has not yet commenced. The Venture cannot determine the effect of this litigation on the timing of development of Phase IV or expenditures related thereto until it is known whether an appeal will be filed. The joint venture partners continue to reevaluate plans for Phase IV which has to date only had limited development.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

         The Corporation's partner in the Venture is Oxford Kohala, Inc. (the Partner), a wholly-owned subsidiary of Oxford First Corporation (Oxford First). Under the Restated Joint Venture Agreement dated April 29, 1981, as amended (the Agreement), the Partners have agreed to make equal advances to the Venture for all costs necessary for the orderly development of the land and to share profits equally. During fiscal 1998, the Corporation did not make any advances to the Venture.

         The Corporation accrues interest income on its advances to the Venture at the rate agreed to by the Partners (currently 1% below prime). The Corporation defers recognition of such interest income to the extent that such interest rate exceeds the Corporation's weighted average cost of funds. At June 30, 1998 and 1997, the amount of deferred interest income was $2,352,000 and $2,159,000, respectively. The Corporation will recognize deferred interest income when additional distributions or payments related to the Venture, if any, are made to the Corporation. Interest income accrued by the Corporation for fiscal 1998 and 1997 was $1,891,000 and $1,765,000, respectively.

         The summary consolidated balance sheets for the Venture as of June 30, 1998 and 1997 are as follows:

(in thousands)                                          1998             1997
                                                      --------         --------
Cash and equivalents .........................        $    355         $    730
Land and development costs (including
  capitalized interest of $6,548,000
  and $6,591,000) ............................           9,210            9,264
Mortgages, accounts and notes receivable .....           2,137            2,779
Foreclosed real estate -- net ................           2,186            2,854
Other assets -- net ..........................           1,549            1,590
                                                      --------         --------
                                                      $ 15,437         $ 17,217
                                                      ========         ========
Partner advances and accrued
  interest payable ...........................        $ 58,178         $ 54,013
Accounts payable and accrued expenses ........             860            1,162
Partners' deficit ............................         (43,601)         (37,958)
                                                      --------         --------
                                                      $ 15,437         $ 17,217
                                                      ========         ========

         In the fourth quarter of fiscal 1997, the Venture recorded a charge of $17,000,000 to write-down its real estate assets to their estimated fair values. The charge is the result of the continuing periodic evaluation of the carrying value of the Venture's real estate assets. The Partners concluded, as a result of their most recent in-depth analysis of an updated independent appraisal of such assets and the consideration of other factors affecting the development of the property, that the carrying value of the real estate assets should be reduced. Factors considered by the Partners included the Partners' plans to reevaluate the fourth phase of the Project which has to date only had limited development, the current condition of the Hawaiian real estate market and general economic conditions. In connection with the Venture's reduction of the carrying value of its real estate assets, the Corporation reduced the carrying value of a portion of its advances to the Venture in the amount of $8,500,000. The Corporation's total advances (including accrued interest and after such reduction) at June 30, 1998 and 1997 were $20,589,000 and $18,506,000, respectively.

         Summary results of operations for the Venture for the fiscal years ended June 30, 1998, 1997 and 1996 are as follows:

(in thousands)                            1998           1997            1996
Net sales ........................       $   666        $  1,455        $   677
                                         -------        --------        -------
Cost of sales ....................           326           1,106            365
Write-down of real estate assets .            --          17,000             --
Selling, general and
  administrative costs ...........         2,046           2,340          2,953
Interest -- net ..................         3,937           3,593          3,401
                                         -------        --------        -------
Net loss .........................       $(5,643)       $(22,584)       $(6,042)
                                         =======        ========        =======

         As a partnership, the Venture is not subject to federal or state income taxes. The Corporation's share of the Venture's results is shown as "Equity in loss of Kohala Joint Venture" in the accompanying consolidated statements of earnings.

4. SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION

(a) Accrued expenses and other liabilities at June 30, 1998 and 1997 consisted of the following:

(in thousands)                                         1998                1997
                                                      ------              ------
Salaries and wages .....................              $1,917              $1,940
Retirement plan costs ..................                 307                 319
Other ..................................                 404                 277
                                                      ------              ------
                                                      $2,628              $2,536
                                                      ======              ======

         Maintenance and repair expenses were $7,536,000 for fiscal 1996. Bad debt expenses were $362,000 for fiscal 1996.

         (b) The consolidated financial statements include: revenues of $38,005,000 and earnings of $3,166,000 in fiscal 1996 related to the Corporation's Canadian operations.

5. PROPERTY AND EQUIPMENT

The number of years over which major classes of assets are being depreciated and amortized, and the costs and related accumulated depreciation and amortization as of June 30, 1998 and 1997 are set forth below:

                                         Estimated
                                        Useful Lives       1998           1997
                                        ------------       ----           ----
                                                      (in thousands)
Operating equipment ................        2 - 12       $ 7,416        $ 7,640
Office furnishings
  and equipment ....................        5 - 10           943            821
Leasehold improvements .............        6 - 9            246            239
                                                         -------        -------
                                                           8,605          8,700
Accumulated depreciation
  and amortization .................                     $(6,216)        (5,798)
                                                         =======        =======
                                                         $ 2,389        $ 2,902
                                                         =======        =======

         At June 30, 1998 and 1997, the Corporation leased operating equipment to Hudson LLC with a net book value of $1,853,000 and $2,394,000, respectively.

                                     Hudson General Corporation and Subsidiaries

6. LONG-TERM DEBT

Pursuant to a Revolving Credit Agreement with a group of banks dated June 1, 1996 (the Credit Agreement), the Corporation may borrow funds (including outstanding letters of credit) up to a limit of $6,000,000 until June 30, 1999 at which time the Credit Agreement terminates. There were no direct borrowings or letters of credit outstanding under the Credit Agreement at June 30, 1998 and 1997. The Credit Agreement provides the Corporation with the option of selecting a rate of interest at either the base rate or 1-3/8% above the LIBO rate, as defined.

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

         During fiscal 1997, Hudson LLC utilized the proceeds from the Deferred Payments together with a portion of the proceeds received at the closing of the Transaction to repay $21,283,000 of the outstanding balance of the Corporate Subordinated Debt. At June 30, 1998 and 1997, the balance of the Corporate Subordinated Debt was $4,630,000 and $5,130,000, respectively. The noncurrent portion of such debt at June 30, 1998 and 1997 of $3,130,000 and $4,630,000, respectively, is shown as "Note receivable from Hudson General LLC" in the accompanying consolidated balance sheets. Hudson LLC is obligated to repay the remaining balance of $4,630,000 to the Corporation as follows: (i) $1,500,000 on July 15, 1998; and (ii) $1,500,000 on each July 15th thereafter until the entire principal balance is satisfied. The current portion of this debt at June 30, 1998 (which was paid in July 1998) and 1997, of $1,500,000 and $500,000, respectively, is included in "Advances to Hudson General LLC -- net" in the accompanying consolidated balance sheets. Interest on the Corporate Subordinated Debt is payable semi-annually in January and July at the rate of 7% per annum.

7. INCOME TAXES

Provision for income taxes consisted of the following for the years ended June 30, 1998, 1997 and 1996:

(in thousands)                           1998             1997             1996
                                         ----             ----             ----
Federal:
  Current .....................         $   445         $    97          $ 3,415
  Deferred ....................           1,535            (456)           1,485
Foreign:
  Current .....................              --              --              324
  Deferred ....................              --              --              449
State:
  Current .....................             245             687              789
  Deferred ....................             555              63              721
                                        -------         -------          -------
                                        $ 2,780         $   391          $ 7,183
                                        =======         =======          =======

         A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax rate to earnings before provision for income taxes for the years ended June 30, 1998, 1997 and 1996 follows:

(in thousands)                               1998            1997           1996
                                             ----            ----           ----
Tax at federal statutory rate .......       $ 2,732        $   295        $ 6,001
Increase (decrease) in income
  taxes resulting from:
    Reevaluation of valuation
      allowance .....................            --             --           (960)
    Foreign tax differential ........            --             --            395
    Effect of foreign income,
      previously taxed ..............          (485)          (449)            --
    State income taxes, net of
      federal income tax effect .....           528            495            997
    Provision for future repatriation
      of Canadian earnings ..........            --             --            750
    Other -- net ....................             5             50             --
                                            -------        -------        -------
Provision for income taxes ..........       $ 2,780        $   391        $ 7,183
                                            =======        =======        =======

         Deferred tax assets (liabilities) are comprised of the following as of June 30, 1998 and 1997:

(in thousands)                                            1998            1997
                                                          ----            ----
Deferred tax assets:
  Reserves for doubtful accounts,
    claims, etc ..................................       $   149        $   319
  Retirement plans ...............................           104            108
  Alternative minimum tax ........................           471            285
                                                         -------        -------
      Current deferred tax assets ................           724            712
                                                         -------        -------
  State income taxes .............................            --            510
  Difference between book and tax
    carrying value of Hudson LLC .................            --            193
  Difference in the Venture's book and
    tax year-end .................................           449            525
                                                         -------        -------
      Noncurrent deferred tax assets .............           449          1,228
                                                         -------        -------
      Net deferred tax assets ....................       $ 1,173        $ 1,940
                                                         -------        -------
Deferred tax liabilities:
  Difference between book and tax
    carrying value of Hudson LLC .................       $(1,056)       $    --
  State income taxes .............................          (271)            --
  Property, equipment and leasehold rights,
    principally depreciation -- domestic .........          (929)          (857)
  Provision for future repatriation of
    Canadian earnings ............................          (750)          (750)
  Interest capitalized on financial statements ...          (364)          (440)
                                                         -------        -------
      Noncurrent deferred tax liabilities ........        (3,370)        (2,047)
                                                         -------        -------
      Net deferred tax liabilities ...............       $(2,197)       $  (107)
                                                         =======        =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

         Under SFAS No. 109, a valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At July 1, 1993, the Corporation provided a 100% valuation allowance for the net operating loss carryforwards and depreciation differences relating to its Canadian operations since realization of the related deferred tax assets was uncertain at that time. The net change in the valuation allowance for fiscal 1996 was a decrease of $960,000. The decrease reflects the recognition of $960,000 of deferred tax assets resulting from a review of prior Canadian operating results and anticipation of future Canadian earnings, which together with cessation of operations of the Corporation's Canadian fixed base operations, made the realization of additional Canadian depreciation differences more likely than not.

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

8. COMMON STOCK

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

         Activity in Options during fiscal 1998 and 1997 was as follows:

Outstanding June 30, 1996 ..............................                 49,400
Exercised ($14.79 per share) ...........................                 (8,500)
Exercised ($19.07 per share) ...........................                   (700)
                                                                        -------
Outstanding June 30, 1997 ..............................                 40,200
Exercised ($14.79 per share) ...........................                 (8,400)
Exercised ($19.07 per share) ...........................                   (400)
                                                                        -------
Outstanding June 30, 1998 ..............................                 31,400
                                                                        =======

         Limited Rights were also granted in conjunction with Options granted in May 1990 and June 1991 of which 28,100 ($14.79 per share) and 3,300 ($19.07 per share) were outstanding at June 30, 1998. At June 30, 1998 the aggregate Option price and quoted market value of Corporation stock subject to outstanding Options were $479,000 and $1,590,000, respectively. All outstanding Options and Rights were granted with a term of ten years and are currently exercisable.

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

         Activity in ISO's (and Rights) during fiscal 1998 and 1997 was as follows:

Outstanding June 30, 1996 ...............................                 8,300
Exercised ($19.88 per share) ............................                (1,300)
                                                                         ------
Outstanding June 30, 1997 ...............................                 7,000
Exercised ($19.88 per share) ............................                (1,300)
                                                                         ------
Outstanding June 30, 1998 ...............................                 5,700
                                                                         ======

         Limited Rights were also granted in conjunction with ISO's granted in June 1991 of which 5,700 ($19.88 per share) were outstanding at June 30, 1998. At June 30, 1998 the aggregate ISO price and quoted market value of Corporation stock subject to outstanding ISO's were $113,000 and $289,000, respectively. All outstanding ISO's were granted with a term of ten years and are currently exercisable.

                                     Hudson General Corporation and Subsidiaries

         (c) Common Stock Reserved: Common shares were reserved for issuance at June 30, 1998 as follows:

Exercise of incentive stock options -- 1981 Plan ...............           5,700
Exercise of non-qualified stock options -- 1981 Plan ...........          31,400
                                                                          ------
  Total ........................................................          37,100
                                                                          ======

         (d) In fiscal 1997, the Board of Directors authorized the repurchase of up to 400,000 shares of the Corporation's common stock, which purchases could be made from time to time in either open market or privately negotiated transactions. Prior to the fiscal 1997 authorizations, the Corporation still had authority to repurchase up to 35,700 shares from a previous authorization. During fiscal 1997, the Corporation repurchased 243,000 shares in the open market for an aggregate purchase price of $9,152,000. No shares were repurchased during fiscal 1998.

         (e) In connection with the conversion of the Debentures, during fiscal 1997, the Corporation issued 804,259 shares of its common stock. As a result, "Stockholders' equity" as shown in the accompanying consolidated statements of stockholders' equity increased by $25,645,000.

9. RETIREMENT PLANS

The Corporation maintains a 401(k) Profit Sharing Plan (the Plan) covering substantially all of its domestic employees not subject to collective bargaining agreements. Pursuant to the Plan, the Corporation makes a matching contribution equal to 25% of the Compensation (as defined in the Plan) that each participant elects to defer (up to 5% of the participant's Compensation) and contribute to the Plan. In addition, the Corporation may make a discretionary annual contribution. As of January 1, 1997, Hudson LLC established a 401(k) Profit Sharing Plan covering substantially all of its domestic employees not subject to collective bargaining agreements which contains terms and conditions similar to those of the Plan. Prior to this date, such employees were covered under the Plan. During fiscal 1998, 1997 and 1996, the Corporation contributed $234,000, $219,000 and $798,000, respectively, to the Plan representing employer matching and discretionary contributions.

         During fiscal 1995, the Corporation's Canadian subsidiary (which effective June 1, 1996 became a direct subsidiary of Hudson LLC) established a Group Registered Retirement Savings Plan (RRSP) covering substantially all of its employees not subject to collective bargaining agreements. Under the RRSP such subsidiary may make a discretionary annual contribution. During fiscal 1996, such subsidiary contributed $79,000 to the RRSP.

         Net expense related to the Corporation's retirement plans was $239,000, $238,000 and $877,000 (including the RRSP) for fiscal 1998, 1997 and 1996, respectively.

10. COMMITMENTS AND CONTINGENCIES

(a) LEASES

Minimum rental payments for future fiscal years under non-cancelable operating leases are: $433,000 in 1999; $442,000 in 2000; $451,000 in 2001; $461,000 in
2002; and $235,000 in 2003.

         Total rental expense incurred amounted to $412,000, $346,000 and $5,740,000 for fiscal 1998, 1997 and 1996 (excluding sublease income amounting to $517,000 in fiscal 1996).

(b) LITIGATION

In 1988, Texaco Canada Inc. (Texaco) (now known as McColl-Frontenac Inc.) instituted a lawsuit (the Texaco Lawsuit) in the Supreme Court of Ontario, Canada against the Corporation, the Corporation's Canadian subsidiary (now owned by Hudson LLC) and Petro-Canada Inc. (the corporation which supplied aviation fuel for the Corporation's Canadian fixed base operations). The Texaco Lawsuit's allegations, as amended, were that the defendants interfered with contractual and fiduciary relations, conspired to injure, and induced the breach of a fuel supply agreement between Texaco and Innotech Aviation Limited (Innotech) in connection with the purchase by the Corporation from Innotech in 1984 of certain assets of Innotech's airport ground services business. The Texaco Lawsuit sought compensatory and punitive damages totaling $110,000,000 (Canadian) (approximately $80,000,000 (U.S.)) plus all profits earned by the defendants subsequent to the alleged breach. The trial, which began in May 1996, concluded after several adjournments on May 7, 1997. On May 25, 1998, the trial judge issued an oral decision in the Corporation's favor.

         In finding that there was no liability on the part of the Corporation, its Canadian subsidiary or Petro-Canada, the judge ruled that none of these parties had induced any breach of the fuel supply agreement, nor had any of them interfered with the plaintiff's contractual and fiduciary relations. The judge also ruled that Innotech did not breach its fuel supply agreement with Texaco, nor was there any fiduciary relationship between Innotech and Texaco.

         The trial judge rendered an oral decision, and Texaco, which has served a Notice of Appeal, cannot pursue any appeal until the decision has been issued in written form. The decision dealt solely with the issue of liability, and a separate hearing before another judicial officer would have to be held on the issue of damages. It is expected that a hearing on damages would not be held unless Texaco decides to pursue, and is successful in, its appeal of the liability decision.

         The Corporation has agreed to indemnify and hold harmless Hudson LLC, LAGS and each affiliate of LAGS against all losses related to the Texaco Lawsuit.

11. RELATED PARTY TRANSACTIONS

Since February 1988, the Corporation has engaged an investment banking firm of which a director of the Corporation is affiliated to render certain investment banking services. In connection with the Transaction, such investment banking firm was paid $517,000 for services rendered in fiscal 1996, and if the LAGS Option is exercised, would be entitled to a fee of 2% of the option price.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(Continued)

12. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth unaudited quarterly financial information for fiscal 1998 and 1997:

(in thousands, except                      First        Second         Third        Fourth
per share amounts)                        Quarter       Quarter       Quarter       Quarter
                                          -------       -------       -------       -------
1998(a)
REVENUES ..........................       $ 1,384       $ 1,381       $ 1,570       $ 1,448
GROSS PROFIT ......................         1,238         1,240         1,438         1,326
NET EARNINGS ......................           782         1,383         2,145           946
EARNINGS PER SHARE, BASIC:
  NET EARNINGS ....................       $   .45       $   .79       $ 1.23        $   .54
                                          =======       =======       ======        =======
EARNINGS PER SHARE, DILUTED:
  NET EARNINGS ....................       $   .45       $   .79       $ 1.22        $   .54
                                          =======       =======       ======        =======
1997(a)
Revenues ..........................       $ 1,150       $ 1,154       $ 1,426       $ 1,334
Gross profit ......................           982           988         1,267         1,175
Net earnings (loss) ...............           686         1,660         1,901        (3,772)(b)
Earnings (loss) per share, basic:
  Net earnings (loss) .............       $   .39       $   .86       $  1.05       $ (2.14)
                                          =======       =======       =======       =======
Earnings (loss) per share, diluted:
  Net earnings (loss) .............       $   .37       $   .85       $  1.04       $ (2.12)
                                          =======       =======       =======       =======

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

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
Hudson General Corporation

We have audited the accompanying consolidated balance sheets of Hudson General Corporation and subsidiaries as of June 30, 1998 and 1997 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three year period ended June 30, 1998. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hudson General Corporation and subsidiaries at June 30, 1998 and 1997 and the results of their operations and their cash flows for each of the years in the three year period ended June 30, 1998, in conformity with generally accepted accounting principles.

[KPMG PEAT MARWICK LLP]

Jericho, New York
August 14, 1998, except for
note 2, which is as of
September 16, 1998.

                                     Hudson General Corporation and Subsidiaries

CORPORATE INFORMATION

DIRECTORS

JAY B. LANGNER
Chairman of the Corporation

RICHARD D. SEGAL
Chairman and Chief Executive Officer
Seavest Inc.
Vice Chairman of the Corporation

MILTON H. DRESNER
Developer, Builder and Private Investor

PAUL R. POLLACK
Executive Vice President

EDWARD J. ROSENTHAL
Vice Chairman
Cramer Rosenthal McGlynn, Inc.

MICHAEL RUBIN
President

HANS H. SAMMER
Consultant, Retired Director,
Investment Banking Group
Prudential Securities Incorporated

STANLEY S. SHUMAN
Executive Vice President
and Managing Director
Allen & Company Incorporated

TRANSFER AGENT AND REGISTRAR

BankBoston, N.A.
c/o Boston EquiServe, L.P.
P.O. Box 8040
Boston, Massachusetts 02266-8040

INDEPENDENT AUDITORS

KPMG Peat Marwick LLP
One Jericho Plaza
Jericho, New York 11753

SHARES LISTED

Common --
American Stock Exchange
(Symbol: HGC)

10-K AVAILABLE

The Annual Report, on Form 10-K, as filed with the Securities and Exchange Commission, is available to shareholders without charge upon written request to:

Secretary
Hudson General Corporation
111 Great Neck Road
Great Neck, New York 11021

CORPORATE OFFICERS

JAY B. LANGNER
Chairman of the Board
and Chief Executive Officer

RICHARD D. SEGAL
Vice Chairman of the Board

MICHAEL RUBIN
President

PAUL R. POLLACK
Executive Vice President
and Chief Operating Officer;
President, Hudson General LLC

FERNANDO DiBENEDETTO
Senior Vice President -- Operations

RAYMOND J. RIEDER
Senior Vice President
and Chief Marketing Officer;
Executive Vice President,
Hudson General LLC

NOAH E. ROCKOWITZ
Senior Vice President, General Counsel
and Secretary

ROCCO DALOIA
Vice President -- Maintenance and Facilities

BARRY I. REGENSTEIN
Vice President and Chief Financial Officer

HENRY A. SATINSKAS
Vice President -- Transportation Services

THOMAS M. LUCARELLI
Treasurer

DIVISIONAL OFFICERS

CANADA

THOMAS D. CULP
Vice President -- Marketing

AUDREY J. LAURIN
Vice President and Controller

DENIS A. A. LAWN
Vice President -- Operations

UNITED STATES

SALVATORE J. ALTIZIO, JR.
Vice President -- Operations Administration

GLENN J. BASSETT
Regional Vice President

DAVID L. FINCH
Vice President -- Contract Services

D. ROSS JACOBS
Vice President -- Marketing

FREDERICK C. KNAPP, JR.
Vice President -- Fuel Services and Planning

BERT J. SMITH
Vice President -- Airport Operations

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

Designed by Curran & Connors, Inc.

[HUDSON GENERAL LOGO]

111 Great Neck Road
P.O. Box 355
Great Neck, New York 11022                                            0722-AR-98